

JAVELIN

2008 Annual Report & Proxy Statement

Delivering on Our Vision

Drug Development: *Delivering on Expectations*


Dyloject
Injectable Diclofenac (NSAID)
Acute Pain
Marketed—United Kingdom
Dyloject
Injectable Diclofenac (NSAID)
Post-Op Pain & Anti-inflammatory
Phase III—US
Ereska
Intranasal Ketamine
Acute Pain
Phase III—US
Rylomine
Intranasal Morphine
Acute Pain
Phase III—US


Dyloject 75mg
DICLOFENAC SODIUM 75 mg/2 ml
SOLUTION FOR INJECTION

Javelin has one marketed product, Dyloject® in the UK and three drug candidates in US Phase III clinical development.

Javelin has one marketed product, Dyloject® in the UK and three drug candidates in US Phase III clinical development.

The active pharmaceutical ingredient in each of our product candidates—diclofenac, ketamine, and morphine—are well-characterized molecules with documented efficacy and are generally well-tolerated. Each of Javelin's novel formulations relies upon a different enabling technology protected by a broad portfolio of issued and pending global patents and patent applications. We have focused our initial development of these compounds for indications in the acute care setting.

Dyloject, our proprietary injectable formulation of diclofenac, currently marketed in the UK, is in late stage development by Javelin for the treatment of acute moderate-to-severe pain in the US. In Europe, it is an improvement over the standard diclofenac infusion and has demonstrated to date rapid and superior pain relief while less expensive to administer. Diclofenac is a non-steroidal anti-inflammatory drug ("NSAID") that is widely prescribed to treat post-operative pain due to its combination of effectiveness and tolerability. In the US, diclofenac is available orally, as a topical gel or a trans-dermal patch. If approved in the US, Dyloject will be the first injectable formulation of diclofenac.

Ereska, our proprietary nasal formulation of ketamine, is currently under development for the treatment of acute moderate-to-severe pain in the Emergency room, trauma, post-operative and military settings. Ketamine, a non-opiate, is an N-methyl-D-aspartate ("NMDA") receptor antagonist that has been in clinical use for over 30 years as a general anesthetic. Ketamine has been safely used as an anesthetic in tens of thousands of patients and reported in peer reviewed medical literature to be an effective analgesic. Ereska is being developed for use as a pain medication and potentially offers a safe, non-opioid alternative for the treatment of moderate-to-severe pain.

Rylomine, a proprietary nasal formulation of morphine, is in development in the US and Europe for the treatment of acute moderate-to-severe pain and breakthrough pain. Morphine, the active pharmaceutical ingredient in Rylomine, is the analgesic standard to which all other opioids are usually compared. Rylomine employs the ChiSys™ Delivery Platform, which enables nasal delivery of morphine in a predictable fashion that was previously unattainable.



"...Partnering Dyloject in Europe bolsters our financial resources and extends our cash until 2010 before achieving future milestones and potential additional product partnerships. We are retaining significant upside in Dyloject's future EU growth with a high quality marketing partner while eliminating our European commercialization expenses...."

—Martin J. Driscoll, *Chief Executive Officer*

Delivering on Our Goals


Dyloject
Diclofenac
Dyloject
Diclofenac

We are rapidly moving toward the completion of several critical milestones in 2009 including the filing of a US NDA for Dyloject, advancing the clinical development of Ereska, and forming additional strategic commercialization partnerships.

Dyloject:

- Completed Second Pivotal Trial with Robust Primary Endpoint Efficacy Data
- Signed European Commercialization Partnership to Accelerate EU Market Uptake
- US NDA Filing Planned for 2H/2009
- Large Open-label Observational Safety Study on Schedule for Completion Mid-2009
- Filed and Received a Successful MAA Variation to Include Baxter Healthcare as a European Manufacturer

Ereska:

- Completed Patient Enrollment for First Phase 3 Orthopedic Efficacy Trial Ahead of Schedule
- Issued European Patent Extending IP Protection to 2023
- Data Presented at the World Congress of the International Association for the Study of Pain & the 2008 Advanced Technology Applications for Combat Casualty Care Conference

Rylomine:

- Data Presented at World Congress of the International Association for the Study of Pain
- New Patents Pending in the United States & European Union
- Second Pivotal Phase 3 Study Remaining


JAVELIN

2008 Proxy Statement and Financial Information

This Page Intentionally Left Blank



May 11, 2009

Dear Stockholder:

On behalf of the Board of Directors, I invite you to attend our 2009 Annual Meeting of Stockholders. We hope you can join us. The annual meeting will be held:

At:	150 CambridgePark Drive Cambridge, MA 02140
On:	June 23, 2009
Time:	9:30 a.m., local time

The Notice of Annual Meeting of Stockholders, the Proxy Statement and our Annual Report for the fiscal year ended December 31, 2008 accompany this letter.

At the Annual Meeting, we will report on important activities and accomplishments of our company and review our financial performance and business operations. You will have an opportunity to ask questions and gain an up-to-date perspective on our company. You will also have an opportunity to meet our directors and other key executives.

As discussed in the Proxy Statement, the Annual Meeting will also be devoted to: (i) the election of three directors as Class I Directors; (ii) the consideration of the proposal to appoint McGladrey & Pullen, LLP as our independent registered public accounting firm for the 2009 fiscal year; (iii) the consideration of an amendment to our 2005 Omnibus Stock Incentive Plan to increase the number of shares available for issuance thereunder from 10,000,000 to 11,000,000; and (iv) the consideration of any other business matters properly brought before the Annual Meeting.

We know that many of our stockholders will be unable to attend the Annual Meeting. We are soliciting proxies so that each stockholder has an opportunity to vote on all matters that are scheduled to come before the stockholders at the Annual Meeting. Whether or not you plan to attend, please take the time now to read the proxy statement and vote and submit your proxy by signing, dating and returning your proxy card promptly in the enclosed postage-paid envelope. You may revoke your proxy at any time before it is exercised. Regardless of the number of our shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate action.

Thank you for your continuing interest in Javelin Pharmaceuticals. We look forward to seeing you at our Annual Meeting.

If you have any questions about the Proxy Statement, please contact Stephen J. Tulipano, Corporate Secretary, at (617) 349-4500.

Sincerely,

Martin J. Driscoll
Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS	
PROXY STATEMENT	1
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	4
PROPOSAL 1 – ELECTION OF DIRECTORS	6
EXECUTIVE COMPENSATION	10
COMPENSATION DISCUSSION AND ANALYSIS	10
COMPENSATION COMMITTEE REPORT	14
EXECUTIVE COMPENSATION TABLES	15
PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL	19
DIRECTOR COMPENSATION	22
PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	24
PROPOSAL 3 – AMENDMENT OF 2005 OMNIBUS STOCK INCENTIVE PLAN	25
BOARD INFORMATION	29
REPORT OF THE AUDIT COMMITTEE	30
STOCKHOLDER PROPOSALS	31
ANNUAL REPORT ON FORM 10-K	31
OTHER MATTERS	31

JAVELIN PHARMACEUTICALS,INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
JUNE 23, 2009

To the Stockholders of JAVELIN PHARMACEUTICALS, INC.:

Notice is hereby given that the Annual Meeting of Stockholders (the "Meeting") of Javelin Pharmaceuticals, Inc., a Delaware corporation, will be held on Tuesday, June 23, 2009 at 9:30 a.m., local time, at 150 CambridgePark Drive, Cambridge, Massachusetts for the following purposes:

1. electing Douglas G. Watson, Neil W. Flanzraich and Georg Nebgen, Class I Directors, as directors for a three-year term;

2. considering and voting upon a proposal to ratify the appointment of McGladrey & Pullen, LLP as our independent registered public accounting firm for the 2009 fiscal year;

3. considering and voting upon a proposal to amend our 2005 Omnibus Stock Incentive Plan to increase the number of shares available for issuance thereunder from 10,000,000 to 11,000,000; and

4. conducting other business if properly raised at the Meeting or any adjournment thereof.

Only stockholders of record at the close of business on April 27, 2009 are entitled to notice of and to vote at the Meeting and any adjournment thereof.

You are cordially invited to attend the Meeting.

A Proxy Statement describing the matters to be considered at the Meeting is attached to this Notice. Our Annual Report for the fiscal year ended December 31, 2008 accompanies this Notice, but it is not deemed to be part of the Proxy Statement.

By Order of the Board of Directors,

Stephen J. Tulipano
Secretary

May 11, 2009

IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. STOCKHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON, BUT WISH THEIR STOCK TO BE VOTED ON MATTERS TO BE PRESENTED TO THE MEETING, ARE URGED TO REVIEW THE ATTACHED PROXY STATEMENT AND THEN COMPLETE AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING POSTAGE-PAID, ADDRESSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE YOUR SHARES PERSONALLY.

JAVELIN PHARMACEUTICALS, INC.
125 CambridgePark Drive
Cambridge, MA 02140

PROXY STATEMENT

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 23, 2009.

Our Proxy Statement for the 2009 Annual Meeting of Stockholders, our Annual Report to Stockholders for the fiscal year ended December 31, 2008 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 are available at
https://materials.proxyvote.com/471894

INTRODUCTION

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Javelin Pharmaceuticals, Inc., a Delaware corporation (the "Company," "Javelin" or "we"), for the 2009 Annual Meeting of Stockholders (the "Meeting"). The Meeting is to be held at 9:30 a.m., local time, on Tuesday, June 23, 2009, and at any adjournment or adjournments thereof, at 150 CambridgePark Drive, Cambridge, Massachusetts.

The approximate date on which the Proxy Statement and form of proxy are intended to be sent or given to stockholders is May 11, 2009.

Purpose of the Meeting

The purposes of the Meeting are to seek stockholder approval of three proposals: (i) electing three directors to the Board of Directors as Class I Directors; (ii) ratifying the appointment of McGladrey & Pullen, LLP as our independent registered public accounting firm for the 2009 fiscal year; and (iii) amending our 2005 Omnibus Stock Incentive Plan to increase the number of shares available for issuance thereunder from 10,000,000 to 11,000,000.

Solicitation of Proxies

We will bear the expense of solicitation of proxies for the Meeting, including any costs incurred in connection with the printing and mailing of this Proxy Statement. We may request persons, and reimburse them for their expenses with respect thereto, who hold shares in their name or custody or in the names of nominees for others to forward copies of such materials to those persons for whom they hold common stock and to request authority for the execution of the proxies. We intend to use the services of InvestorCom, a proxy solicitation firm, to assist us in the forwarding of the proxy material and the retrieval of proxies, for which we expect to incur fees of approximately $7,500, plus expenses. In addition, some of our officers, directors and employees, without additional compensation, may solicit proxies on behalf of the Board of Directors personally or by mail, telephone or facsimile.

VOTING SECURITIES, VOTING AND PROXIES

Record Date

Only stockholders of record of our common stock, $.001 par value (the "Common Stock"), as of the close of business on April 27, 2009 (the "Record Date"), are entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

A list of stockholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, during office hours at our executive offices at 125 CambridgePark Drive, Cambridge, MA, by contacting the Secretary of the Company.

Voting Stock

As of the Record Date, we had issued and outstanding 60,649,358 shares of Common Stock. Each holder of Common Stock on the Record Date is entitled to one vote for each share then held on all matters to be voted at the Meeting. No other class of voting securities was then outstanding. Under Delaware law, stockholders will not have appraisal or similar rights in connection with any proposal set forth in this Proxy Statement.

Quorum

The presence at the Meeting of a majority of the outstanding shares of Common Stock as of the Record Date, in person or by proxy, is required for a quorum. Should you submit a proxy, even though you abstain as to one or more proposals, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

Broker "non-votes" are included for the purposes of determining whether a quorum of shares is present at the Meeting. A broker "non-vote" occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Voting Requirements

For the election of directors, the three nominees receiving the highest number of affirmative "FOR" votes cast at the Meeting will be elected as directors. Neither abstentions nor broker "non-votes" will affect the outcome of the election of directors. You do not have the right to cumulate your votes for the election of directors. Unless otherwise instructed, the proxy holders of the management proxy will vote the proxies received by them "FOR" each of the three nominees described in this Proxy Statement.

The Proposals for the ratification of our independent registered public accounting firm and the amendment to our 2005 Omnibus Stock Incentive Plan require the vote of a majority of the shares of Common Stock present and entitled to vote at the Meeting. For purposes of these Proposals, abstentions will have the same effect on the outcome as votes cast "AGAINST" these Proposals, but broker "non-votes" will be considered as votes not entitled to be cast and will have no effect on the outcome.

If you are the beneficial owner, but not the registered holder of our shares, you cannot directly vote those shares at the Meeting. You must provide voting instructions to your nominee holder, such as your brokerage firm or bank. While your nominee holder may vote your shares without instructions on the election of directors and the ratification of our independent registered public accounting firm, as these are routine matters, it cannot vote without instructions from you on Proposal No. 3.

If you wish to vote in person at the Meeting but you are not the record holder, you must obtain from your record holder a "legal proxy" issued in your name and bring it to the Meeting.

At the Meeting, ballots will be distributed with respect to each Proposal to each stockholder (or the stockholder's proxy if not the management proxy holders) who is present and did not deliver a proxy to the management proxy holders or another person. The ballots shall then be tallied, one vote for each share owned of record, the votes being in three categories: "FOR," "AGAINST" or "ABSTAIN" (or "FOR," "WITHHELD" or "FOR EXCEPT THE FOLLOWING NOMINEES" in the case of "Proposal No. 1").

Proxies

The form of proxy solicited by the Board of Directors affords you the ability to specify a choice among approval of, disapproval of, or abstention with respect to, each matter to be acted upon at the Meeting. Shares represented by the proxy will be voted and, where the solicited shareholder indicates a choice with respect to any matter to be acted upon, the shares will be voted as specified. If no choice is given, a properly executed proxy will be voted in favor of the election of the directors designated by the Board of Directors, the proposal to ratify the appointment of our independent registered public accounting firm, the proposal to amend the 2005 Omnibus Stock Incentive Plan, and any other matters that may properly come before the Meeting, at the discretion of the persons designated as proxies.

Revocability of Proxies

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the Meeting will not revoke a proxy. Such revocation may be effected by (i) execution of a subsequently dated proxy, (ii) a written notice of revocation, sent to the attention of the Secretary at the address of our principal office set forth above in the Notice to this Proxy Statement or (iii) your attendance and voting in person at the Meeting. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein.

If the Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Meeting.

You are requested, regardless of the number of shares you own or your intention to attend the Meeting, to sign the proxy and return it promptly in the enclosed envelope.

Delivery of Proxy Materials to Households

Only one copy of the Proxy Statement for the Meeting and our 2008 Annual Report will be delivered to an address where two or more stockholders reside unless we have received contrary instructions from a stockholder at the address. A separate Proxy Card will be delivered to each stockholder at the shared address.

If you are a stockholder who lives at a shared address and you would like additional copies of this Proxy Statement, our 2008 Annual Report, or any future annual reports or proxy statements, contact Investor Relations, Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, telephone number (617) 349-4500, and we will promptly mail you copies.

Interest of Officers and Directors in Matters to Be Acted Upon

None of our officers or directors has any interest in any of the matters to be acted upon, except to the extent that they have been granted options under the 2005 Omnibus Stock Incentive Plan or may be granted awards thereunder at some future date. See "Proposal 3."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the close of business on the Record Date for: (i) each person known by us to beneficially own more than 5% of our voting securities; (ii) each executive officer named in the Summary Compensation Table below; (iii) each of our directors and director nominees; and (iv) all of our current executive officers and directors as a group.

Name and address Of beneficial owner(2)	Shares beneficially owned(1) Number	Percent
Wexford Capital LLC(3) 411 West Putnam Avenue, Suite 125 Greenwich, CT 06930	5,904,758	9.70%
Canyon Capital Advisors LLC(4) 2000 Avenue of the Stars, 11 th Floor Los Angeles, CA 90067	4,289,756	7.07%
NGN Capital, LLC(5) 369 Lexington Avenue, 17th Floor New York, NY 10017	3,266,666	5.39%
Martin J. Driscoll(6)	463,931	*
Daniel B. Carr(7)	1,195,316	1.93%
Fred H. Mermelstein(8)	1,505,369	2.44%
David B. Bernstein(9)	202,167	*
Stephen J. Tulipano(10)	200,000	*
Douglas G. Watson(11)	326,565	*
Jackie M. Clegg(12)	205,921	*
Neil W. Flanzraich(13)	751,541	1.24%
Peter D. Kiernan, III (14)	2,461,848	4.06%
Georg Nebgen(15)	3,343,310	5.51%
All officers and directors as a group(16)	10,453,801	16.31%

* Beneficial ownership of less than 1% is omitted.

(1) The number of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power, and also any shares which the individual has the right to acquire within 60 days of the Record Date, through the exercise or conversion of any stock option, convertible security, warrant or other right (a "Presently Exercisable" security). Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

(2) Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person's spouse) with respect to all shares of common stock listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is c/o Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140.

(3) Includes (i) 3,045,043 shares owned of record by Wexford Spectrum Investors LLC and 111,111 shares obtainable upon exercise of Presently Exercisable Warrants and (ii) 2,637,493 shares owned of record by Theta Investors LLC and 111,111 shares obtainable upon exercise of Presently Exercisable Warrants, as reported on Schedule 13G/A filed on February 9, 2009. Wexford Capital LLC is the manager or investment manager to Theta Investors LLC and Wexford Spectrum Investors LLC and by reason of its status as such may be deemed to own beneficially the interest in the shares of common stock of which such entities possess beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital LLC, be deemed to own beneficially the interests in the shares of common stock of which Wexford Spectrum Investors and Theta Investors possess beneficial ownership.

(4) As reported on Schedule 13G filed on February 17, 2009, Canyon Capital Advisors LLC is an investment advisor to various managed accounts, including Canyon Value Realization Fund, L.P., The Canyon Value Realization Fund (Cayman), Ltd., Canyon Value Realization Fund MAC 18, ltd., Citi Canyon Ltd. and Canyon Balanced Equity Master Fund, Ltd., with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts. Mitchell R. Julis, Joshua S. Friedman and K. Robert Turner control entities that own 100% of Canyon Capital Advisors.

(5) Includes (i) 1,895,973 shares owned of record by NGN Biomed Opportunity I, L.P. and 1,370,693 shares owned of record by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. In their Schedule 13D/A filed on February 14, 2008, each of these persons expressly disclaimed membership in a "group" or beneficial ownership of any shares of common stock except for shares held of record.

(6) Includes 379,938 shares obtainable upon exercise of Presently Exercisable options.

(7) Includes 1,164,070 shares obtainable upon exercise of Presently Exercisable options.

(8) Includes 933,053 shares obtainable upon exercise of Presently Exercisable options.

(9) Includes 198,667 shares obtainable upon exercise of Presently Exercisable options, all of which will expire on July 10, 2009. Mr. Bernstein's tenure as an officer of our company expired by its terms on April 10, 2009.

(10) Includes 200,000 shares obtainable upon exercise of Presently Exercisable options.

(11) Includes 306,565 shares obtainable upon exercise of Presently Exercisable options.

(12) Includes 205,921 shares obtainable upon exercise of Presently Exercisable options.

(13) Includes 136,604 shares obtainable upon exercise of Presently Exercisable options.

(14) Includes 2,411,848 shares owned by Kiernan Ventures LLC ("Ventures"), a limited liability company managed solely by Mr. Kiernan and owned by Mr. Kiernan and his wife, and 50,000 shares obtainable upon exercise of Presently Exercisable options. Excludes approximately 1,154,128 shares (the "Sonostar Shares") beneficially owned by Sonostar Capital Partners LLC ("Sonostar"), a private equity fund managed solely by Mr. Kiernan's brother, Mr. Gregory F. Kiernan, who has sole voting and dispositive power with respect to the Sonostar Shares. Ventures owns approximately 14.9% of the membership interests in Sonostar. 171,965 of the Sonostar Shares, representing the number of shares attributable to Ventures' percentage interest in Sonostar, were placed in a segregated account in the name of Ventures after Peter Kiernan was appointed to the Board of Directors of Javelin. For the duration of Peter Kiernan's serving as a director of Javelin: (i) no Sonostar Shares held in the segregated account shall be sold, pledged, hypothecated or otherwise disposed of by Sonostar; and (ii) no future purchase or sales of our securities shall be allocated to Ventures or taken from the segregated account. Neither Peter Kiernan nor Ventures has voting or dispositive power with respect to the Sonostar Shares, including, without limitation, the Sonostar Shares held in the segregated account.

(15) Includes: (i) 1,895,973 shares owned of record by NGN Biomed Opportunity I, L.P. and (ii) 1,370,693 shares owned of record by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. The aggregate number also includes 76,644 shares obtainable upon exercise of Presently Exercisable options, as reported on a Schedule 13D/A filed on February 14, 2008. Dr. Nebgen is a managing member of NGN Capital LLC ("NGN Capital"), which is the sole general partner of NGN Biomed I, L.P. ("NGN GP") and the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiliguns KG ("NGN Biomed I GMBH"). NGN GP is the sole general partner of NGN Biomed Opportunity I, L.P. Under the operating agreement for NGN Capital, Dr. Nebgen is deemed to hold the reported securities for the benefit of NGN Capital. NGN Capital may, therefore, be deemed the indirect beneficial owner of the securities, and Dr. Nebgen may be deemed the indirect beneficial owner through his indirect interest in NGN Capital. Dr. Nebgen disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein, if any.

(16) Includes all shares of the persons denoted in footnotes (6) through (8) and (10) through (15).

PROPOSAL 1
ELECTION OF DIRECTORS

General

Our Certificate of Incorporation provides that our Board of Directors shall be comprised of not less than three nor more than fifteen directors, divided or "classified" into three classes (Classes I, II and III), each Class consisting as nearly as practicable of one third of the entire Board of Directors, and with the term of one Class expiring each year. The Board of Directors is currently comprised of eight directors and will be comprised of eight directors effective immediately following the election if all the nominees are elected.

The eight directors are classified as follows: three each being Class I Directors and Class III Directors, and two being Class II Directors. The current term of the Class I Directors will expire at the 2009 Annual Meeting. The current term for the Class II Directors and the Class III Directors will expire at the 2010 and 2011 Annual Meetings, respectively.

The Board of Directors has nominated for election three persons as Class I Directors. Assuming the election of each nominee, the term of the Class I Directors will expire at the 2012 Annual Meeting. Each nominee currently serves as a Company director. All of the nominees have consented to serve as directors. If a nominee should not be available for election as contemplated, the proxy holders will vote for a substitute designated by the current Board of Directors. We are not aware of any nominee who will be unable or who will decline to serve as a director.

Nominees

The names, the positions with the Company and the ages as of the Record Date of the individuals who are our nominees for election as Class I Directors are:

Name	Age	Position	Director Since
Douglas G. Watson	64	Chairman of the Board and Director	December 2004
Neil W. Flanzraich	65	Director	June 2006
Georg Nebgen	47	Director	December 2006

For information as to the shares of Common Stock beneficially owned by each nominee, see the section "Securities Ownership of Certain Beneficial Owners and Management", and as to other Board matters, see the section "Board Information."

The following are biographical summaries for our nominees for election as Class I Directors:

Class I Directors

Douglas G. Watson has served as our Chairman of the Board and as a director since December 2004, and as a director of IDDS since April 2002. He is the Chief Executive Officer of Pittencrieff Glen Associates, a consulting company that he founded in June 1999. From January 1997 to June 1999, Mr. Watson served as President, Chief Executive Officer and a director of Novartis Corporation, the U.S. subsidiary of Novartis A.G. Mr. Watson serves as Chairman of OraSure Technologies, Inc., and as a director of BioMimetic Therapeutics, Inc., Genta Inc., and Dendreon Corporation. Mr. Watson is also a member of the board of each of Freedom House Foundation and the American Liver Foundation. Mr. Watson holds an M.A. in Mathematics from Churchill College, Cambridge University. He is also a member of the Chartered Institute of Management Accountants.

Neil W. Flanzraich has served as a director since June 2006. From 1998 through its sale in January 2006 to TEVA Pharmaceuticals Industries, Ltd., he served as Vice Chairman and President of IVAX Corporation, an international pharmaceutical company. From 1995 to 1998, Mr. Flanzraich served as Chairman of the Life Sciences Legal Practice Group of the law firm Heller Ehrman LLP. From 1981 to 1994, he served in various capacities at Syntex Corporation, a pharmaceutical company, most recently as its Senior Vice President, general counsel and as a member of the Corporate Executive Committee. Mr. Flanzraich is also a Director of Equity One, Inc., Continucare Corporation, Bellus Health Inc. (formerly Neurochem Inc.), and Chipotle Mexican Grill. He also serves as Chairman of the Israel America Foundation. Mr. Flanzraich received an A.B. from Harvard College and a J.D. from Harvard Law School.

Georg Nebgen, Ph.D. has served as a director since December 8, 2006. From 2003 until the present, Dr. Nebgen served as a managing member and co-founder of NGN Capital, LLC, which is the indirect general partner of NGN Biomed Opportunity I, L.P. and the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG (collectively, "NGN Capital"), each of which is a shareholder of our company. Prior to his appointment as a director, Dr. Nebgen had acted as the designee of NGN Capital in attending Board meetings as an observer since November 2005. Before joining NGN Capital, Dr. Nebgen had been a principal at MPM Capital in Boston and Managing Director of MPM GmbH from 2001 until 2003. He also served from 2002 until 2003 as President of the German American Business Council, a non-profit business organization in Boston. Prior to that, Dr. Nebgen served with Schering-Plough Corporation as Managed Care Area Manager in New England. Dr. Nebgen obtained his doctorate in Pharmaceutical Technology Sciences from the University of Bonn, Germany and his executive MBA from the University of St. Gallen, Switzerland.

Continuing Directors

Name	Age	Position	Director Since
(Term expires 2010)			
Daniel B. Carr, M.D.	61	President, Chief Medical Officer, Vice Chairman of the Board and Director	December 2004
Fred H. Mermelstein, Ph.D.	50	Director	December 2004
(Term expires 2011)			
Martin J. Driscoll	50	Chief Executive Officer	June 2006
Jackie M. Clegg	47	Director	December 2004
Peter D. Kiernan, III	55	Director	February 2008

The following are biographical summaries of our continuing directors:

Class II Directors

Daniel B. Carr, M.D. has served as a director since December 2004, as the Vice Chairman of our Board of Directors since March 3, 2008, as our President since June 2008, and as our Chief Medical Officer since September 2004 when he joined IDDS from his position as Saltonstall Professor of Pain Research at Tufts-New England Medical Center, and Professor of Anesthesiology and Medicine. He had held both positions since 1994. Dr. Carr ended his clinical responsibilities effective September 2004. Dr. Carr served as our Chief Executive Officer from July 2005 until March 3, 2008. From 1995 to 2003, he was the Medical Director of the Pain Management Program at the New England Medical Center, which merged into the Pain Management program at Caritas St. Elizabeth's Medical Center, another Tufts-affiliated program. Dr. Carr was a founder of the Pain Center at the Massachusetts General Hospital and served as Special Consultant to the U.S. Department of Health and Human Services and Co-Chair of the Agency for Health Care Policy and Research's Clinical Practice Guidelines on Acute and Cancer Pain Management. He is Editor-in-Chief of Pain: Clinical Updates published by the International Association for the Study of Pain ("IASP"), and has served as a Director of the American Pain Society and the IASP. Dr. Carr holds a bachelors degree from Columbia College and an M.D. degree from Columbia University College of Physicians and Surgeons.

Fred H. Mermelstein, Ph.D. has served as a director since December 2004 and as Executive director since June 2008, having been our Chief Executive Officer from December 2004 through June 2005, our President from December 2004 through June 2008, and our Secretary from December 2004 to April 2006. He also served as a director of IDDS, our predecessor, and as its President from inception in February 1998 through July 2003 when he also became Chief Executive Officer. He is the founder, President and Chairman of the Board of Directors of Pear Tree Pharmaceuticals, Inc., and he currently serves as a director of Adherex Technologies, Inc. Dr. Mermelstein also served as Director of Venture Capital at Paramount Capital Investments, LLC, a merchant banking and venture capital firm specializing in biotechnology, from 1998 to 2003. From February 1997 until January 2000, Dr. Mermelstein was founder and served as a director and the Chief Science Officer of PolaRx BioPharmaceuticals, an oncology-based biopharmaceutical company that was acquired by Cell Therapeutics, Inc. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey ("UMDNJ") Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the Department of Biochemistry at UMDNJ Robert Wood Johnson Medical School.

Class III Directors

Martin J. Driscoll has served as our Chief Executive Officer since March 3, 2008 and as a director since June 2006. Prior to his appointment as the CEO at Javelin Pharmaceuticals, Mr. Driscoll served as the Chief Executive Officer of Pear Tree Pharmaceuticals, Inc., a private pharmaceutical company focused on developing women's healthcare prescription products from July 2007 until March 2008. From 2006 to 2007, Mr. Driscoll was a Partner with TGaS Consulting, LLC, a marketing and management consulting firm for the pharmaceutical industry. From 2003 to 2005, Mr. Driscoll served as Senior Vice President of Marketing and Sales at Reliant Pharmaceuticals, a privately-held company that marketed a portfolio of branded pharmaceutical products. From 2000 to 2002, Mr. Driscoll served as Vice President, Commercial Operations and Business Development at ViroPharma, Inc., where he played a large role in the negotiation and successful management of a multi-million dollar co-promotion/co-development collaboration between ViroPharma and Aventis. In his role at ViroPharma, Inc., Mr. Driscoll led the effort to establish the company's initial commercial capability. From 1983 to 2000, he held various positions at Schering Plough Corporation, including Vice President of Marketing and Sales for its Primary Care, Diabetes, Acute Coronary Syndromes and Key Pharmaceuticals Units. He also currently serves as a Director of Genta Incorporated, a biotechnology company developing novel cancer therapies. Mr. Driscoll received a B.S. from the University of Texas.

Jackie M. Clegg has served as a director since December 2004, and as a director of IDDS since February 2004. In August 2001, she formed the international strategic consulting firm Clegg International Consultants, LLC ("CIC") specializing in emerging markets, and she has served as the Managing Partner of that entity since that time. From June 1997 to July 2001, Ms. Clegg served as Vice Chair of the Board of Directors and First Vice President of the Export-Import Bank of the United States ("Ex-Im Bank"), having previously served in various positions from 1993 to 1997 at Ex-Im Bank, including as Chief Operating Officer from January 1999 through fiscal year 2000. Prior to joining Ex-Im Bank, Ms. Clegg worked for ten years in the United States Senate on the staff of both the Banking and the Appropriations Committees. Ms. Clegg is also currently serving as a director of Blockbuster Inc., Brookdale Senior Living, Inc., The Chicago Mercantile Exchange and Cardiome Pharma Corp.

Peter D. Kiernan, III has served as a director since February 2006. He is CEO of Kiernan Ventures, a venture capital firm committed to growing companies of consequence. He spent nearly 18 years at Goldman Sachs, most of them as a Partner, and was instrumental in advising companies and wealthy families around the globe in ways to expand their business. His specialty was forging unique relationships and finding creative and unconventional ways to help growing companies both large and small achieve their promise. After leaving Goldman, Mr. Kiernan founded and led numerous companies, including Tech Health, a high growth medical services company where he continues to serve as Chairman of the Board. Mr. Kiernan also served as President and Partner at Cyrus Capital Partners, a hedge fund based in New York and London, where he continues to serve as Senior Advisor. Mr. Kiernan is also the Chairman of the Board of Directors of the Christopher and Dana Reeve Foundation, where he has led a dramatic turnaround in the organization's fight to cure paralysis, and has served as the Chairman of the prestigious Robin Hood Foundation for nearly five years. He has also served on the Board of Williams College for many years.

All Directors will hold office for the terms indicated, or until their earlier death, resignation, removal or disqualification, and until their respective successors are duly elected and qualified. There are no arrangements or understandings between any of the nominees, directors or executive officers and any other person pursuant to which any of our nominees, directors or executive officers have been selected for their respective positions. No nominee, member of the Board of Directors or executive officer is related to any other nominee, member of the Board of Directors or executive officer.

Mr. Watson and Mr. Driscoll both serve on the Board of Directors of Genta Incorporated.

Executive Officers of the Company

The following is a biographical summary of Stephen J. Tulipano, our Chief Financial Officer. Mr. Tulipano does not serve on our Board of Directors:

Stephen J. Tulipano, CPA, MBA , has served as our Chief Financial Officer since May 2006. In this capacity, Mr. Tulipano oversees all of our finance functions, including treasury, tax, accounting, financial planning, reporting, controls and Sarbanes-Oxley compliance. He was also elected to serve as our Secretary on April 29, 2009. Prior to joining our company, Mr. Tulipano served as Director of Corporate Accounting at Biogen Idec. During his tenure at Biogen Idec, which spanned over seven years, Mr. Tulipano was responsible for accounting, external reporting, establishment of new accounting and internal control initiatives worldwide and developing innovative business approaches to partnered programs and business development opportunities. Prior to joining Biogen, he served as External Reporting Manager for Digital Equipment Corporation. Mr. Tulipano is a Certified Public Accountant, a member of the American Institute of Certified Public Accountants (AICPA) and the Massachusetts Society of Certified Public Accountants and holds a M.B.A. from Suffolk University. Mr. Tulipano, age 50, is also a veteran of the United States Navy and the United States Army National Guard.

Independence of the Board of Directors

Our Board of Directors is currently composed of eight members. Messrs. Watson, Flanzraich, Nebgen and Kiernan, and Ms. Clegg, qualify as independent directors in accordance with the published listing requirements of the NYSE Amex (formerly the American Stock Exchange). The NYSE Amex independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as further required by NYSE Amex rules, our Board of Directors has made an affirmative determination as to each independent director that no relationships exist which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Certain Relationships and Related Transactions

We have entered into, or intend to enter into, indemnification agreements with each of our current directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors.

Approval for Related Party Transactions

Although we have not adopted a formal policy relating to the approval of proposed transactions that we may enter into with any of our executive officers, directors and principal stockholders, including their immediate family members and affiliates, our Corporate Governance and Nominating Committee, all of the members of which are independent, reviews the terms of any and all such proposed material related party transactions. The results of this review are then communicated to the entire Board of Directors, which has the ultimate authority as to whether or not we enter into such transactions. We will not enter into any material related party transaction without the prior consent of our Nominating and Corporate Governance Committee and our Board of Directors. In approving or rejecting the proposed related party transaction, our Corporate Governance and Nominating Committee and our Board of Directors shall consider the facts and circumstances available and deemed relevant to them, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. We shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Corporate Governance and Nominating Committee and our Board of Directors determine in the good faith exercise of their discretion.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy, is required for the election of a director. For purposes of the election of directors, abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THESE NOMINEES.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Board of Directors, the Compensation Committee and senior management share responsibility for establishing, implementing and continually monitoring our executive compensation program, with the Board of Directors making the final determination with respect to executive compensation. The goal of our executive compensation program is to provide a competitive total compensation package to our executive management team through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. This Compensation Discussion and Analysis explains our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and our other named executive officers as determined in accordance with applicable Securities and Exchange Commission ("SEC") rules, which are collectively referred to herein as the Named Executive Officers.

Objectives of Our Executive Compensation Program

Our executive compensation program is designed to achieve the following objectives:

- attract and retain talented and experienced executives in the highly competitive and dynamic pharmaceutical industry;
- motivate and reward executives whose knowledge, skills and performance are critical to our success;
- align the interests of our executives and stockholders by motivating executives to increase stockholder value;
- provide a competitive compensation package in which a significant portion of total compensation is determined by company and individual results and the creation of stockholder value; and
- foster a shared commitment among executives by coordinating their company and individual goals.

Our Executive Compensation Program

Our typical executive compensation package has historically consisted of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Consistent with the emphasis we place on performance-based incentive compensation, we have structured our executive compensation package so that cash incentive bonuses and long-term equity incentive compensation in the form of stock options constitute a significant portion of our total executive compensation. However, due in part to the small size of our executive team and the need to tailor each executive officer's award to attract and retain that executive officer, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

We have structured our annual cash incentive bonuses and long-term equity incentive compensation for our executive officers to be primarily tied to the achievement of predetermined company and, in some cases, individual performance goals, which are established at the beginning of each year (or in the case of Named Executive Officers who have commenced employment during the applicable year, at the time of their engagement by our company).

Within the context of the overall objectives of our compensation program, we determined the specific amounts of compensation to be paid to each of our executives in 2008 based on a number of factors including:

- our understanding of the amount of compensation generally paid by companies in our peer group to their executives with similar roles and responsibilities;
- our executives' performance during 2008 in general and as measured against predetermined company and individual performance goals;
- the roles and responsibilities of our executives;
- the individual experience and skills of, and expected contributions from, our executives;
- the amounts of compensation being paid to our other executives;
- our executives' historical compensation and performance at our company; and
- any contractual commitments we have made to our executives regarding compensation.

Each of the primary elements of our executive compensation package is discussed in detail below, including a description of how each particular element fits into our overall executive compensation. In the descriptions below, we highlight particular compensation objectives that we have designed our executive compensation program to address. However, it should be noted that we have designed the various elements of our compensation program to complement each other and thereby collectively serve all of our executive compensation objectives. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program, to a greater or lesser extent, serves each of our compensation objectives.

Role of Compensation Consultant

To ensure that the compensation levels of our Named Executive Officers are reasonably competitive with market rates, and that our compensation program is properly designed to achieve its stated goals, we have retained AON Radford Consulting ("Radford"), an independent human resource and compensation consulting firm, to review and analyze the compensation arrangements for our executive officers and our current equity programs relative to market. In completing its assessment, Radford reviewed our executive compensation data against that of 17 similarly situated commercial biotechnology / pharmaceutical companies. This peer group, which was approved by our Board of Directors and our Compensation Committee, is comprised of the following companies:

Adolor
Anesiva Inc.
Anika Therapeutics, Inc.
Biocryst Pharmaceuticals Inc.
Cadence Pharmaceuticals Inc.
Keryx Biopharmaceuticals, Inc.
MDRNA, Inc.
Novavax Inc.
Optimer Pharma Inc.
Osiris Therapeutics, Inc.
Pain Therapeutics
Penwest Pharmaceuticals
Poniard Pharmaceuticals
Pozen Inc.
Replidyne Inc.
Sucampo Pharmaceuticals
Vanda Pharmaceuticals

Base Salary

Our approach is to pay our executives a base salary that is competitive with those of other executive officers in similar positions and with similar responsibilities in our peer group of competitive companies. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. The base salary of each Named Executive Officer is reviewed annually, and may be increased or decreased in accordance with the terms of such executive officer's employment agreement, where applicable, and certain performance criteria, including, without limitation: (i) individual performance; (ii) corporate performance; (iii) the functions performed by the executive officer; and (iv) changes in the compensation peer group in which we compete for executive talent. We use discretion to determine the weight given to each of the factors listed above and such weight may vary from individual to individual. Evaluations of base salary are made regardless of whether a Named Executive Officer has entered into an employment agreement with us, and while the base salary set forth in such employment agreement is taken into consideration, it is not dispositive of the base salary of such executive officer for a given year. Although evaluations of and recommendations as to base salary are made by the Compensation Committee and senior management, the ultimate determination is made by the Board of Directors. Determinations as to the base salary of each Named Executive Officer for the 2008 fiscal year were made following consultation with Radford.

During 2008, Martin J. Driscoll received an aggregate base salary for service as our Chief Executive Officer of $375,000, which represented a pro-rated amount based upon an aggregate base salary of $450,000 per his Employment Agreement dated as of March 3, 2008, and Daniel B. Carr, M.D. received an aggregate base salary of $450,000, based upon his Employment Agreement dated as of July 7, 2007. Mr. Driscoll became our Chief Executive Officer on March 3, 2008. Dr. Carr served as our Chief Executive Officer until March 3, 2008, as our President beginning on June 1, 2008, and as our Chief Medical Officer for the entire year. Stephen J. Tulipano, our Chief Financial Officer and Secretary, and David B. Bernstein, who served as our Secretary, General Counsel and Chief Intellectual Property Counsel until April 10, 2009, received a base salary of $231,968 and $236,407, respectively, for the 2008 fiscal year. Fred H. Mermelstein, Ph.D., who served as our President until June 1, 2008, received a base salary of $97,850 for the 2008 fiscal year in his capacity as President. Following his resignation as President, Dr. Mermelstein remained with the Company in the position of Executive Director. As Executive Director, Dr. Mermelstein worked approximately two to three days a week and earned a base salary of $72,917 for the seven month period beginning on June 1, 2008.

To the extent that we have entered into employment agreements or term sheets with any of our Named Executive Officers, the base salaries of such individuals reflect the initial base salaries that we negotiated with them at the time of their initial employment or promotion and our subsequent adjustments to these amounts to reflect market increases, the growth and stage of development of our company, the performance and increased experience of our executives, any changes in our executives' roles and responsibilities and other factors. The initial base salaries that we negotiated with our executives were based on our understanding of base salaries for comparable positions at our peer group of companies at the time, the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries of our existing executives and other factors.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance incentive compensation programs, our executives are eligible to receive annual cash incentive bonuses primarily based upon their performance and the performance of our company as measured against predetermined goals covering various aspects of our operations. These goals are recommended by senior management to the Compensation Committee, and then by the Compensation Committee to the Board of Directors, at the beginning of each year. The goals are ultimately set by the Board of Directors. If a Named Executive Officer joined our company during a particular year, these performance goals are established at the time of employment. For the 2008 fiscal year our performance goals were weighted as follows: clinical/regulatory – 30%; business development – 25%; finance – 15%; commercial – 15%; CMC – 10%; and legal – 5%. Our clinical/regulatory goals consisted primarily of initiating, enrolling and completing Phase 3 clinical trials for Dyloject and Ereska, filing an NDA for Dyloject, and obtaining further European approvals for Dyloject. Our business development goals consisted of completing a major partnership and outlicensing transaction. Our finance goals consisted of completing financings that would provide aggregate net proceeds to continue our operations through December 31, 2009. Our commercial goals consisted of specific targets for sales and hospital acceptance of Dyloject on formulary. Our CMC goals consisted of increasing manufacturing efficiencies for our product and product candidates. Our legal goals consisted of advancing certain patents and key agreements. The Compensation Committee has determined that we achieved 40% of the performance incentive goals that were established for our Named Executive Officers for the 2008 fiscal year, including 50% of our clinical/regulatory goals, 100% of our finance goals, 50% of our CMC goals and 33% of our legal goals.

As part of our cash incentive bonus program, we reserve a portion of each executive's annual cash incentive bonus to be paid at our discretion based on the executive's overall performance. We maintain this discretionary portion of the annual cash incentive bonuses in order to motivate our executives' overall performance and their performance relating to matters that are not addressed in the predetermined performance goals that we set. We believe that every important aspect of executive performance is not capable of being specifically quantified in a predetermined objective goal. For example, events outside of our control may occur after we have established the executives' performance goals for the year that require our executives to focus their attention on different or other strategic objectives.

We establish the target amount of our annual cash incentive bonuses at a level that represents a meaningful portion of our executives' currently paid out cash compensation, and set additional threshold and maximum performance levels above and below these target levels. In establishing these levels, in addition to considering the incentives that we want to provide to our executives, we also consider the bonus levels for comparable positions at our peer group of companies, our historical practices and any contractual commitments that we have relating to executive bonuses.

Based in part upon the employment agreements that they have entered into with us, for the 2008 fiscal year, Mr. Driscoll and Dr. Carr was each entitled to an annual bonus of up to 100% of his base salary (with 50% of base salary as the target bonus), Mr. Tulipano was entitled to an annual bonus of up to 49.5% of his base salary (with 33% of his base salary as the target bonus), and Mr. Bernstein was entitled to an annual bonus of up to 43.5% of his base salary (with 29% of his base salary as the target bonus). For the 2008 fiscal year, Messrs. Driscoll, Carr, Tulipano and Bernstein received a bonus of $90,000, $90,000, $30,620 and $8,500, respectively. Dr. Mermelstein, with whom we have not entered into an employment agreement, received a bonus of $25,000. Since we achieved 40% of the milestone objectives established for 2008, the total cash incentive bonus awarded to each of our Named Executive Officers for whom we have established a target bonus percentage was less than the target bonus percentage.

As noted above, the aggregate amount of the bonus paid to each Named Executive Officer, regardless of whether or not they have entered into an employment agreement with us, reflects the extent to which such executive achieved the milestones established at the beginning of the year, plus the amount of the discretionary bonus that is based on our assessment of their overall performance during the year.

We have established a bonus program for our Named Executive Officers in 2009 whereby payments will be based primarily upon our achievement of the following two corporate goals in 2009: the filing of an NDA for Dyloject and the completion of a North American partnership for either Dyloject or Ereska (intranasal ketamine). In general, the bonuses will be paid in 2010 following the determination of whether we have achieved our corporate goals and an assessment of individual executive performance for the year. However, for Mr. Driscoll and Dr. Carr, we have determined to grant to such executive officers, on May 1, 2009, and in lieu of such cash payment, deffered stock units having a value equal to 50% of the target bonus for such executive officers for 2009. This grant is based upon the assumption that we achieve one of our two corporate goals for 2009. If we do not achieve either of these goals, the deffered stock units will be cancelled.

Overall, we seek to set the targets for performance measures at levels that we believe are achievable with strong performance by our executives and our company. Although we cannot always predict the different events that will impact our business during an upcoming year, we set our performance goals for the target amount of annual incentive cash bonuses at levels that we believe will be achieved by our executives a majority of the time. Our maximum and threshold levels for these performance goals are determined in relation to our target levels, are intended to provide for greater or lesser incentives in the event that performance is within a specified range above or below the target level, and are correspondingly easier or more difficult to achieve. At the end of each year, the Compensation Committee evaluates the performance of each executive officer and provides its recommendation to the Board for the amount of the cash incentive bonus to be paid to each such executive for that year, with the Board making the final determination as to the amount of the cash incentive bonus.

Long-term Equity Incentive Compensation

We believe that long-term company performance is best achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. We grant stock options in order to provide certain executive officers with a competitive total compensation package and to reward them for their contribution to our long-term growth in value and the long-term price performance of our common stock. Grants of stock options are designed to align the executive officer's interest with that of our stockholders.

Based on the early stage of our company's development and the incentives we are trying to provide to our executives, we have chosen to use stock options, which derive value exclusively from increases in stockholder value, as opposed to restricted stock or other forms of equity awards. Our decisions regarding the amount and type of long-term equity incentive compensation and relative weighting of these awards among total executive compensation have also been based on the market practices of our peer group of companies and our negotiations with our executives in connection with their initial employment or promotion by us.

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest over three years, beginning with one-third vesting one year after the date of grant, then pro-rata vesting annually thereafter. Such vesting is intended as an incentive to such executive officers to remain with us and to provide a long-term incentive. Such options are generally exercisable, however, after termination of employment (other than termination for cause) if vested. We do not require that any portion of the shares acquired be held until retirement, we do not have a policy prohibiting a director or executive officer from hedging the economic risks of his or her stock ownership and we do not have any minimum stock ownership requirements for executive officers and directors. However, each of our executive officers has a significant number of exercisable options. Stock option awards are made pursuant to our 2005 Omnibus Stock Incentive Plan (the "2005 Plan"). See "Payments Upon Termination or Change-in-Control" for a discussion of the change-in-control provisions related to stock options. The exercise price of each stock option granted under the 2005 Plan is based on the fair market value of our common stock on the grant date.

We grant annual awards under the 2005 Plan to our Named Executive Officers based on a number of factors, including: (i) the grantee's position with us; (ii) his or her performance and responsibilities; (iii) the extent to which he or she already holds an equity stake with us; (iv) equity participation levels of comparable executives at our peer group of companies; and (v) the extent to which the corporate and individual performance targets for any particular year have been achieved. Awards to executive officers are first reviewed and approved by the Compensation Committee, which then makes a recommendation for final approval by our Board of Directors. Other than grants to newly-hired employees, option grants are generally awarded in January of each year at the regularly scheduled meetings of the Compensation Committee and the Board of Directors.

During 2008, we granted options to purchase up to 855,000 shares of common stock to Mr. Driscoll, options to purchase up to 140,000 shares of common stock to Dr. Carr, options to purchase up to 70,000 shares of common stock to Dr. Mermelstein, options to purchase up to 60,000 shares of common stock to Mr. Tulipano and options to purchase up to 60,000 shares of common stock to Mr. Bernstein. Of the options that we granted to Mr. Driscoll, 850,000 were granted in connection with his appointment as our Chief Executive Officer on March 3, 2008. We also granted to Dr. Carr on May 28, 2008 performance-based options to purchase up to 100,000 shares of common stock, which will vest only upon the achievement of certain regulatory milestones relating to our product candidates within certain time frames. If these milestones are not achieved within such time frames, these options will be forfeited.

On January 23, 2009, we granted options to purchase up to 255,500 shares of common stock to Mr. Driscoll, options to purchase up to 95,900 shares of common stock to Dr. Carr, options to purchase up to 89,400 shares of common stock to Mr. Tulipano and options to purchase up to 89,400 shares of common stock to Mr. Bernstein, which will vest in three equal annual installments beginning on January 23, 2010. These option grants represent long-term equity incentive compensation based upon performance during 2008. Additionally, on March 16, 2009 we granted options to purchase up to 127,750 shares of common stock to Mr. Driscoll, options to purchase up to 47,950 shares of common stock to Dr. Carr, options to purchase up to 44,700 shares of common stock to Mr. Tulipano and options to purchase up to 44,700 shares of common stock to Mr. Bernstein. These performance-based options will vest in three equal annual installments beginning on March 16, 2010; provided, however, these options will be forfeited if we do not achieve our corporate goals for 2009.

Other Compensation

We maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance, dental insurance, an employee stock purchase plan and a 401(k) plan. In certain circumstances, on a case-by-case basis, we have used cash signing bonuses, which may have time-based forfeiture terms, when certain executives and senior non-executives have joined us. We do not provide any special reimbursement for perquisites, such as country clubs, automobiles, corporate aircraft, living expenses or security expenses, for our employees or for any executive officers.

Pension Benefits. We do not offer qualified or non-qualified defined benefit plans to our executive officers or employees. In the future, we may adopt qualified or non-qualified defined benefit plans if we determine that doing so is in our best interests.

Nonqualified Deferred Compensation. None of our Named Executive Officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. To date, we have not had a significant reason to offer such non-qualified defined contribution plans or other deferred compensation plans. In the future, we may elect to provide our executive officers or other employees with non-qualified defined contribution or deferred compensation benefits if we determine that doing so is in our best interests.

Severance and Change of Control Arrangements. As discussed more fully in the section below entitled "Employment Agreements," certain of our Named Executive Officers are entitled to certain benefits upon the termination of their respective employment agreements. The severance agreements are intended to mitigate some of the risk that our executive officers may bear in working for a developing company such as ours.

Policies Regarding Tax Deductibility of Compensation. Within our performance-based compensation program, we aim to compensate our Named Executive Officers in a manner that is tax-effective for us. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), restricts the ability of publicly-held companies to take a federal income tax deduction for compensation paid to certain of their executive officers to the extent that compensation exceeds $1.0 million per covered officer in any fiscal year. However, this limitation does not apply to compensation that is performance-based. The non-performance-based compensation paid in cash to our executive officers in the 2008 fiscal year did not exceed the $1.0 million limit per officer, and we do not anticipate that the non-performance-based compensation to be paid in cash to our executive officers in 2009 will exceed that limit.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE
Douglas G. Watson, Chairman
Jackie M. Clegg

Summary of Executive Compensation

The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers (the "Named Executive Officers"), during each of the three fiscal years ended December 31, 2008:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Martin J. Driscoll, Chief Executive Officer (1)	2008	$ 375,000	—	—	$ 422,827	$ 90,000	—	$ 11,750	$ 899,577
Daniel B. Carr, M.D., President, Chief Medical Officer and Vice	2008	$ 450,000	—	—	$ 311,988	$ 90,000	—	—	$ 851,988
Chairman of the	2007	403,728	—	—	725,186	275,000	—	—	1,403,914
Board (2)	2006	350,000	—	—	688,602	180,000	—	—	1,218,602
Stephen J. Tulipano, Chief	2008	$ 231,968	—	—	$ 157,140	$ 30,620	—	—	$ 419,728
Financial Officer	2007	204,000	—	—	156,615	76,588	—	—	437,203
and Secretary (7)	2006	133,333	—	—	74,751	64,125	—	—	272,209
David B. Bernstein, Secretary, General	2008	$ 236,407	—	—	$ 189,652	$ 8,500	—	—	$ 434,559
Counsel and Chief	2007	214,725	—	—	148,334	75,157	—	—	438,216
IP Counsel (6)	2006	153,125	—	—	76,343	45,300	—	—	274,768
Fred H.	2008	$ 170,767	—	—	$ 215,428	$ 25,000	—	—	$ 411,195
Mermelstein,	2007	234,840	—	—	198,398	120,883	—	—	554,121
President (3)	2006	228,000	—	—	206,041	90,706	—	—	524,747

(1) Mr. Driscoll became our Chief Executive Officer on March 3, 2008. He is entitled to an annual base salary of $450,000 according to his Employment Agreement, and received a pro-rated portion of $375,000 in that capacity for the period March 3 through December 31, 2008. Mr. Driscoll also received $11,750 in fees for serving as a member of our Board of Directors from January 1, 2008 until his appointment as our Chief Executive Officer, which amount is reflected in the "All Other Compensation" column in the table above. He was also granted options to purchase up to 5,000 shares of common stock on January 9, 2008 in connection with his service as a member of our Board of Directors. The dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 computed in accordance with SFAS 123R ($53,906) is included in the "Option Awards" column in the table above.

(2) Dr. Carr served as our Chief Executive Officer until March 3, 2008, as Vice Chairman of the Board of Directors beginning on March 3, 2008, as President beginning on June 1, 2008, and as Chief Medical Officer for the entire year.

(3) Dr. Mermelstein served as our President until his resignation effective June 1, 2008, during which time he earned a base salary of $97,850. Following his resignation, Dr. Mermelstein remained with us in the position of Executive Director, in which capacity he worked approximately two to three days a week and earned a base salary of $72,917 (representing a pro-rata portion of his annual base salary of $125,000 as Executive Director).

(4) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006 computed in accordance with SFAS 123R, and thus may include amounts from awards granted in current and prior fiscal years. A discussion of the methods used to calculate these values may be found in footnote 12, which is in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(5) The amounts listed in the Non-Equity Incentive Plan Compensation column for 2008, 2007 and 2006 include cash incentive bonuses accrued during such fiscal years and paid during the first quarter of each of the following fiscal years following approval of our Board of Directors.

(6) Mr. Bernstein's tenure as an officer of our company expired by its terms on April 10, 2009.

(7) Mr. Tulipano became our Secretary on April 29, 2009.

Grants of Plan-based Awards

The following table sets forth certain information with respect to grants of plan-based awards during the year ended December 31, 2008 to the Named Executive Officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(1)	Maximum ($)	(#)	(#)	($ /Sh)(2)	($)(3)
Martin J. Driscoll	3/3/08	—	—	—		850,000	—	—	—	$ 2.86	$ 1,487,500
	1/9/08	—	—	—		5,000	—	—	—	$ 3.53	$ 11,600
Daniel B. Carr, M.D.	5/28/08	—	—	—		100,000	—	—	—	$ 3.11	$ 192,000
	1/9/08	—	—	—		140,000	—	—	—	$ 3.53	$ 324,800
Stephen J. Tulipano	1/9/08	—	—	—		60,000	—	—	—	$ 3.53	$ 139,200
David B. Bernstein	1/9/08	—	—	—		60,000	—	—	—	$ 3.53	$ 139,200
Fred H. Mermelstein	1/9/08	—	—	—		70,000	—	—	—	$ 3.53	$ 162,400

(1) The options vest in three equal annual installments, beginning on the first anniversary of the grant date, except for (i) the options granted on January 9, 2008 to Mr. Driscoll in connection with his service as a member of our Board of Directors, all of which vest on the first anniversary of the grant date, and (ii) the performance-based options granted on May 28, 2008 to Dr. Carr, which will vest only if certain performance conditions are met. All of the options granted to Mr. Bernstein will expire on July 10, 2009 as a result of his separation from our company.

(2) The exercise price for all options is equal to the closing market price of our common stock on the date of grant.

(3) Amounts listed in this column represent the aggregate grant date fair value computed in accordance with SFAS No. 123R. Assumptions made for purposes of computing the aggregate grant date fair value are discussed in footnote 12, which is in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. We caution that the amount ultimately realized from the option awards will likely vary based on a number of factors, including our actual operating performance, stock price fluctuations, and the timing of exercises and sales.

Discussion of Summary Compensation and Grants of Plan-based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan Based Awards Table was paid or awarded, are described above under "Compensation Discussion and Analysis." A summary of certain material terms of our compensation plans and arrangements is set forth below.

Employment Agreements

Martin J. Driscoll

On June 4, 2008, we entered into an employment agreement, effective as of March 3, 2008, with Martin J. Driscoll, pursuant to which Mr. Driscoll serves as our Chief Executive Officer. The employment agreement is for a term of three years, and automatically renews for successive one-year periods after March 3, 2011, unless it is earlier terminated or either party elects not to renew the agreement by giving six months' prior notice. Pursuant to the agreement, Mr. Driscoll shall receive an annual base salary of $450,000, plus a target cash bonus equal to 50% of base salary, with the potential to be awarded up to 100% of base salary, if certain performance targets are met. Mr. Driscoll will also be entitled to receive an annual option to purchase shares of Common Stock, based on the attainment of certain performance targets that are established annually by mutual agreement of the Board of Directors and Mr. Driscoll, which options shall vest in three equal annual installments commencing upon the first anniversary of the date of any such grant. In addition, upon the commencement of his employment with our company, Mr. Driscoll was granted options to purchase up to 850,000 shares of Common Stock at an exercise price of $2.86 per share, vesting in three equal installments commencing upon the first anniversary of the agreement.

See "Payments Upon Termination or Change-in-Control" below for a discussion of payments due to Mr. Driscoll upon the termination of his employment or a change-in-control of our company.

Dr. Daniel B. Carr

We entered into an Employment Agreement with Dr. Daniel B. Carr dated as of July 7, 2007, as amended by that certain letter agreement dated June 5, 2008, pursuant to which he currently serves as our President and Chief Medical Officer. The employment agreement is for a term of three years, unless earlier terminated. Dr. Carr is receiving an initial annual base salary of $450,000, plus a target cash bonus equal to 50% of base salary, with the potential to be awarded up to 100% of base salary, if certain performance targets are met. Dr. Carr will also be entitled to receive an annual option to purchase shares of Common Stock, based on the attainment of certain performance targets that are established annually by mutual agreement of the Board of Directors and Dr. Carr. See "Payments Upon Termination or Change-in-Control" below for a discussion of payments due to Dr. Carr upon the termination of his employment or a change-in-control of our company.

Stephen J. Tulipano

Effective as of May 1, 2006, Stephen J. Tulipano became our Chief Financial Officer pursuant to an Employment Agreement, dated as of April 8, 2006. Under the agreement, Mr. Tulipano was initially entitled to an annual base salary of $200,000 and a discretionary performance-based bonus in the range of up to 49% of his base salary with a target bonus of 30% as determined in our sole discretion. As a hiring bonus, we granted to Mr. Tulipano options to purchase 150,000 shares of common stock at an exercise price of $3.70 per share, vesting in three equal annual installments commencing upon the first anniversary of the grant. The two-year term of Mr. Tulipano's Employment Agreement expired in April 2008; however, he continues to serve as our Chief Financial Officer.

David B. Bernstein

Effective as of April 10, 2006, David Bernstein became our Secretary, General Counsel and Chief IP Counsel pursuant to a Term Sheet. The Term Sheet provides for a three year term of employment, at an initial annual base salary of $210,000, with an annual performance bonus of up to 30% of base salary in cash. Upon hiring, Mr. Bernstein was granted options to purchase up to 150,000 shares of Common Stock at an exercise price of $3.50 per share, vesting in three equal installments commencing on the first anniversary of the grant. Mr. Bernstein's tenure as an officer of our company expired by its terms on April 10, 2009, as a result of which Mr. Bernstein is entitled to receive three months of base salary in the aggregate amount of approximately $59,100 payable in accordance with our normal pay practices, and three months of insurance benefits having an aggregate value of approximately $3,800.

Additional discussion of the amounts listed in the Summary Compensation Table and an explanation of the amount of salary and incentive bonus paid to our Named Executive Officers in 2008 in proportion to total compensation can be found in the Compensation Discussion and Analysis in this proxy statement.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards held by our Named Executive Officers at December 31, 2008.

	Option Awards (1)					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Martin J. Driscoll	50,000	—	—	$ 3.45	6/13/16	—	—	—	—
	16,604	25,000	—	$ 4.98	1/3/17	—	—	—	—
	—	5,000	—	$ 3.53	1/9/18	—	—	—	—
	—	850,000	—	$ 2.86	3/3/18	—	—	—	—
Daniel B. Carr, M.D.	916,570	—	—	$ 1.96	9/7/14	—	—	—	—
	12,500	—	—	$ 2.70	4/12/15	—	—	—	—
	83,333	41,667	—	$ 4.05	3/8/16	—	—	—	—
	31,667	63,333	—	$ 4.98	1/3/17	—	—	—	—
	—	140,000	—	$ 3.53	1/9/18	—	—	—	—
	—	—	100,000	$ 3.11	5/28/18	—	—	—	—
Stephen J. Tulipano	100,000	50,000	—	$ 3.70	5/1/16	—	—	—	—
	15,000	30,000	—	$ 4.98	1/3/17	—	—	—	—
	—	60,000	—	$ 3.53	1/9/18	—	—	—	—
Fred H. Mermelstein, Ph.D.	103,485	—	—	$ 3.87	11/14/10	—	—	—	—
	51,742	—	—	$ 5.36	2/24/12	—	—	—	—
	50,921	—	—	$ 3.87	9/18/12	—	—	—	—
	254,603	—	—	$ 1.50	8/22/13	—	—	—	—
	127,301	—	—	$ 1.96	12/15/13	—	—	—	—
	125,000	—	—	$ 2.70	4/12/15	—	—	—	—
	75,000	—	—	$ 2.70	4/12/15	—	—	—	—
	50,000	25,000	—	$ 4.05	3/8/16	—	—	—	—
	23,334	46,666	—	$ 4.98	1/3/17	—	—	—	—
	—	70,000	—	$ 3.53	1/9/18	—	—	—	—
David B. Bernstein(2)	100,000	50,000	—	$ 3.50	7/10/09	—	—	—	—
	14,434	28,866	—	$ 4.98	7/10/09	—	—	—	—
	—	60,000	—	$ 3.53	7/10/09	—	—	—	—

(1) All outstanding option awards that were not fully vested as of December 31, 2008 vest in three equal annual installments, beginning on the first anniversary of the date of grant, except for: (i) the unvested options to purchase up to 25,000 shares of common stock at an exercise price of $4.98 per share and the unvested options to purchase up to 5,000 shares of common stock at an exercise price of $3.53 per share that were granted to Mr. Driscoll prior to becoming the Chief Executive Officer on March 3, 2008, which options vested on January 3, 2009 and January 9, 2009, respectively; and (ii) the unvested performance-based options to purchase up to 100,000 shares of common stock at an exercise price of $3.11 per share that were granted to Dr. Carr, which will only vest upon the achievement of certain performance milestones. If these performance milestones are not achieved, Dr. Carr's options will be forfeited.

(2) All of the unvested stock options granted to Mr. Bernstein expired on April 10, 2009 in connection with his separation from our company. All of the options that were exercisable as of such date shall remain exercisable until July 10, 2009.

Options Exercised and Stock Vested

None of our Named Executive Officers exercised any stock options during the 2008 fiscal year.

Option Repricings

We have not engaged in any option repricings or other modifications to any of our outstanding equity awards to our Named Executive Officers during the 2008 fiscal year.

Pension Benefits

None of our Named Executive Officers or former executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of our Named Executive Officers or former executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Payments upon Termination or Change-in-control

Martin J. Driscoll

Death or Disability. Pursuant to his employment agreement, if Mr. Driscoll's employment is terminated as a result of his death or disability, Mr. Driscoll or his estate, as applicable, would receive his base salary and any accrued but unpaid bonus (calculated at the target rate) and expense reimbursement amounts through the date on which his death or disability occurs. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs would be accelerated and become vested as of the date of his disability or death, and all stock options that have not vested (or been deemed to have vested) as of the date of his disability or death shall be deemed to have expired as of such date.

Cause. If Mr. Driscoll's employment is terminated for cause, he would be entitled to his base salary and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. All stock options that have not vested as of the date of termination shall be deemed to have expired as of such date and any stock options that have vested as of the date of Mr. Driscoll's termination for cause would remain exercisable for a period of 90 days following the date of such termination.

Change of Control. If Mr. Driscoll's employment is terminated upon the occurrence of a change of control or within six (6) months thereafter, we would be obligated to: (i) continue to pay his base salary for a period of the greater of twelve (12) months following such termination or the remainder of the then-current employment term; (ii) pay 100% of his annual performance cash bonus for the year in which the termination occurs; (iii) pay expense reimbursement amounts through the date of termination; and (iv) continue to provide or make available to Mr. Driscoll certain employee benefits for a period of twelve (12) months from the date of termination. Also, all stock options that have not vested as of the date of such termination would be accelerated and deemed to have vested as of such termination date. Assuming that the change of control occurred on December 31, 2008, we would have paid to Mr. Driscoll $450,000 of base salary and $225,000 of accrued and unpaid bonus. The value of his accelerated options pursuant to SFAS 123R would have been $1,078,075, and he would have been entitled to an aggregate amount of approximately $24,000 in continuing employee benefits.

Without Cause or for Good Reason. If Mr. Driscoll's employment is terminated without cause, or by Mr. Driscoll for good reason, then we would be obligated to: (i) continue to pay his base salary for a period of the greater of twelve (12) months following such termination or until March 2, 2010; (ii) pay 100% of his target performance cash bonus or other bonus he would have earned had he been employed for twelve (12) months from the date upon which such termination occurs; (iii) pay any expense reimbursement amounts owed through the date of termination; and (iv) continue to provide or make available to Mr. Driscoll certain employee benefits for a period of twelve (12) months from the date of termination. All stock options that have not vested as of the date of such termination would be accelerated and deemed to have vested as of such termination date and shall remain exercisable for a period as outlined in our omnibus stock option program. Assuming that the termination occurred on December 31, 2008, we would have paid to Mr. Driscoll $525,000 of base salary and $225,000 of accrued and unpaid bonus. The value of his accelerated options pursuant to SFAS 123R would have been $1,075,075, and he would have been entitled to an aggregate amount of approximately $24,000 in continuing employee benefits.

Employee Covenants. In his employment agreement, Mr. Driscoll agreed to keep confidential and not disclose any confidential or proprietary information owned by, or received by or on behalf of, us or any of our affiliates, during the term of the agreement or at any time thereafter. He also agreed to return such confidential and proprietary information to us immediately in the event of any termination of employment.

Mr. Driscoll also agreed, during the term of the agreement and for a period of nine (9) months thereafter, to not in any manner enter into or engage in any business that is directly competitive with our business anywhere in the world, with limited exceptions. This non-competition covenant is not applicable if Mr. Driscoll is terminated by us without cause, if he terminates the agreement for good reason, or if he is terminated at the time of or within six (6) months after a change of control.

Moreover, Mr. Driscoll agreed, during the term of the agreement and for a period of twelve (12) months thereafter, to not, directly or indirectly, without our prior written consent: (i) solicit or induce any employee of us or any of our affiliates to leave such employ; or hire for any purpose any employee of us or any affiliate or any employee who has voluntarily left such employment within one year of the termination of such employee's employment with us or any such affiliate or at any time in violation of such employee's non-competition agreement with us or any such affiliate; (ii) solicit or accept employment or be retained by any person who, at any time during the term of the agreement, was an agent, client or customer of us or any of our affiliates where his position will be related to our business or the business of any such affiliate; or (iii) solicit or accept the business of any agent, client or customer of us or any of our affiliates with respect to products or services that compete directly with the products or services provided or supplied by us or any of our affiliates. This non-competition covenant is not applicable if Mr. Driscoll is terminated by us without cause, if he terminates the agreement for good reason, or if he is terminated at the time of or within six (6) months after a change of control.

Daniel B. Carr, M.D.

Death or Disability. Pursuant to his employment agreement, if Dr. Carr's employment is terminated as a result of his death or disability, Dr. Carr or Dr. Carr's estate, as applicable, would receive his base salary and any accrued but unpaid bonus and expense reimbursement amounts through the date on which his death or disability occurs. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs would be accelerated and become vested as of the date of his disability or death, and all stock options that have not vested (or been deemed to have vested) as of the date of his disability or death shall be deemed to have expired as of such date.

Cause. If Dr. Carr's employment is terminated for cause, he would be entitled to his base salary and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. All stock options that have not vested as of the date of termination shall be deemed to have expired as of such date and any stock options that have vested as of the date of Dr. Carr's termination for cause would remain exercisable for a period of 90 days following the date of such termination.

Change of Control. If Dr. Carr's employment is terminated upon the occurrence of a change of control or within six (6) months thereafter, we would be obligated to: (i) continue to pay his salary for a period of six (6) months following such termination; (ii) pay any accrued and unpaid bonus; and (iii) pay expense reimbursement amounts through the date of termination. Also, all stock options that have not vested as of the date of such termination would be accelerated and deemed to have vested as of such termination date. Assuming that the change of control occurred on December 31, 2008, we would have paid to Dr. Carr $225,000 of base salary and $90,000 of accrued and unpaid bonus. The value of his accelerated options pursuant to SFAS 123R would have been $347,170.

Without Cause or for Good Reason. If Dr. Carr's employment is terminated without cause, or by Dr. Carr for good reason, then we would be obligated to: (i) continue to pay his base salary for a period of twelve (12) months from the date of such termination; (ii) pay the bonus he would have earned had he been employed for six (6) months from the date on which such termination occurs; and (iii) pay any expense reimbursement amounts owed through the date of termination. All stock options that are scheduled to vest in the contract year of the date of such termination shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or deemed to have vested) shall be deemed expired, null and void. Any stock options that have vested as of the date of Dr. Carr's termination shall remain exercisable for a period as outlined in our omnibus stock option program. Assuming that the termination occurred on December 31, 2008, we would have paid to Dr. Carr $450,000 of base salary and $112,500 of accrued and unpaid bonus. The value of his accelerated options pursuant to SFAS 123R would have been $24,870.

Employee Covenants. In his employment agreement, Dr. Carr agreed to keep confidential and not disclose any confidential or proprietary information owned by, or received by or on behalf of, us or any of our affiliates, during the term of the agreement or at any time thereafter. He also agreed to return such confidential and proprietary information to us immediately in the event of any termination of employment.

Dr. Carr also agreed, during the term of the agreement and for a period of nine (9) months thereafter, to not in any manner enter into or engage in any business that is directly competitive with our business anywhere in the world, with limited exceptions. This non-competition covenant is not applicable if Dr. Carr is terminated by us without cause, if he terminates the agreement for good reason, or if he is terminated at the time of or within six (6) months after a change of control.

Moreover, Dr. Carr agreed, during the term of the agreement and for a period of twelve (12) months thereafter, to not, directly or indirectly, without our prior written consent: (i) solicit or induce any employee of us or any of our affiliates to leave such employ; or hire for any purpose any employee of us or any affiliate or any employee who has left such employment within one year of the termination of such employee's employment with us or any such affiliate or at any time in violation of such employee's non-competition agreement with us or any such affiliate; (ii) solicit or accept employment or be retained by any person who, at any time during the term of the agreement, was an agent, client or customer of us or any of our affiliates where his position will be related to our business or the business of any such affiliate; or (iii) solicit or accept the business of any agent, client or customer of us or any of our affiliates with respect to products or services that compete directly with the products or services provided or supplied by us or any of our affiliates. This non-competition covenant is not applicable if Dr. Carr is terminated by us without cause, if he terminates the agreement for good reason, or if he is terminated at the time of or within six (6) months after a change of control.

2005 Omnibus Stock Incentive Plan

Corporate Transactions. Pursuant to the 2005 Plan, in the event that we approve a plan of complete liquidation or dissolution of our company, all options will terminate immediately prior to the consummation of such liquidation or dissolution. In the event that we approve an agreement for the sale of all or substantially all of our assets or a merger, consolidation or similar transaction in which we will not be the surviving entity or will survive as a wholly-owned subsidiary of another entity (each, a "Corporate Transaction"), the option shall be assumed or an equivalent option shall be substituted by such successor entity or a parent or subsidiary of such successor entity, unless the Board of Directors determines, in its sole discretion and in lieu of such assumption or substitution, to take one of the following two options: (i) fifteen (15) days prior to the scheduled consummation of such Corporate Transaction, all options shall become immediately vested and exercisable and shall remain exercisable for a period of fifteen (15) days, or (ii) cancel any outstanding options and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Board in its sole, good faith discretion) equal to the product of the number of shares subject to the option multiplied by the amount, if any, by which (A) the formula or fixed price per share paid to holders of shares pursuant to such Corporate Transaction exceeds (B) the option price applicable to such shares. With respect to establishment of an exercise window, (i) any exercise of an option during such fifteen-day period shall be conditioned upon the consummation of the contemplated Corporate Transaction and shall be effective only immediately before the consummation of such Corporate Transaction and (ii) upon consummation of such Corporate Transaction, the 2005 Plan and all outstanding but unexercised options shall terminate.

Termination of Employment. If a grantee's employment or service is terminated for cause, any unexercised option shall terminate effective immediately upon such termination of employment or service. Except as otherwise provided by the Committee in the award agreement, if a grantee's employment or service terminates on account of death, then any unexercised option, to the extent exercisable on the date of such termination of employment or service, may be exercised, in whole or in part, within the first twelve (12) months after such termination of employment or service (but only during the option term) by (A) his or her personal representative or by the person to whom the option is transferred by will or the applicable laws of descent and distribution, (B) the grantee's designated beneficiary, or (C) a permitted transferee; and, to the extent that any such option was not exercisable on the date of such termination of employment or service, it will immediately terminate.

Except as otherwise provided by the Committee in the award agreement, if a grantee's employment or service terminates on account of disability, then any unexercised option, to the extent exercisable on the date of such termination of employment, may be exercised in whole or in part, within the first twelve (12) months after such termination of employment or service (but only during the option term) by the grantee, or by (A) his or her personal representative or by the person to whom the option is transferred by will or the applicable laws of descent and distribution, (B) the grantee's designated beneficiary or (C) a permitted transferee; and, to the extent that any such option was not exercisable on the date of such termination of employment, it will immediately terminate.

The degree, if any, to which any awards shall vest upon a change of control or a termination of employment or service in connection with a change of control shall be specified by the Committee in the applicable award agreement.

Except as otherwise provided by the Committee in the award agreement, if a grantee's employment or service terminates for any reason other than for cause, death, disability or pursuant to a change of control, then any unexercised option, to the extent exercisable immediately before the grantee's termination of employment or service, may be exercised in whole or in part, not later than three (3) months after such termination of employment or service (but only during the option term); and, to the extent that any such option was not exercisable on the date of such termination of employment or service, it will immediately terminate.

Director Compensation

The following table provides summary compensation information for each non-employee director for the fiscal year ending December 31, 2008:

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)(2)(3)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other Compensation ($)	Total ($)
Douglas G. Watson(1)	$ 33,000	—	$ 170,023	—	—	—	$ 203,023
Jackie M. Clegg	$ 32,000	—	$ 109,587	—	—	—	$ 141,587
Georg Nebgen	$ 21,000	—	$ 38,182	—	—	—	$ 59,182
Neil W. Flanzraich	$ 19,500	—	$ 92,706	—	—	—	$ 112,206
Peter D. Kiernan, III	$ 22,000	—	$ 77,160	—	—	—	$ 99,610

(1) As of December 31, 2008, each director had the following number of options outstanding: Mr. Watson — 306,565; Ms. Clegg — 205,921; Mr. Nebgen — 76,644; Mr. Flanzraich — 136,604; and Mr. Kiernan – 50,000.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 computed in accordance with SFAS 123R, and thus may include amounts from awards granted in and prior to 2008. A discussion of the methods used to calculate these values may be found in footnote 12, Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(3) The grant date fair value of the option awards computed in accordance with SFAS 123R for each outside director is: (i) $2.32 for the options granted to Mr. Watson and Ms. Clegg; (ii) $2.00 for the options granted to Mr. Kiernan; (iii) $2.32 for the 5,000 options granted to Mr. Flanzraich on January 9, 2008; and (iv) $1.86 for the 40,000 options granted to Mr. Flanzraich on June 2, 2008.

Dr. Daniel B. Carr, who served as our Chief Executive Officer until March 3, 2008, as our President starting on June 1, 2008 and our Chief Medical Officer for the entire 2008 fiscal year, and Fred H. Mermelstein, Ph.D., who served as our President until June 1, 2008, have not been included in the Director Compensation Table because each is a Named Executive Officer and does not receive any additional compensation for services provided as a director. Martin J. Driscoll, who served as a member of our Board of Directors prior to becoming our Chief Executive Officer on March 3, 2008, is also not included in the Director Compensation Table. As noted in footnote (1) to the Summary Compensation Table, we paid Mr. Driscoll $11,750 in fees for serving as a director during the period ending on March 3, 2008, and we granted to him options to purchase up to 5,000 shares of common stock. Mr. Driscoll did not receive any additional compensation for services provided as a director following his election as Chief Executive Officer.

Compensation Policy through April 30, 2009

Effective through April 30, 2009, our policy was to compensate the non-employee members of our Board of Directors for serving as a Board member up to $2,500 per meeting for each meeting attended in person ($1,000 for each meeting attended telephonically) and through the grant of stock options on an annual basis. We also compensated non-employee directors for serving as committee members up to $1,250 for each committee meeting attended in person and $500 for each committee meeting attended telephonically.

Effective from March 2006 until April 30, 2009, our option policy was an Initial Option Award of options to purchase up to 50,000 shares of Common Stock to each non-employee director upon becoming a director vesting after one year. We also granted to our non-employee directors in the first quarter of the 2006 fiscal year a Basic Option Award of options to purchase up to 75,000 shares of Common Stock, which options vest one-third a year beginning one year after the grant date, and which cover service during the 2005-2007 fiscal years. Any non-employee director who was appointed following the grant of the Basic Option Award was eligible for a pro-rated option award in the first quarter of the fiscal year following such non-employee director's appointment.

We also granted to our Chairman of the Board of Directors on an annual basis options to purchase up to 20,000 shares of Common Stock, to each committee member on an annual basis options to purchase up to 5,000 shares of Common Stock, to the chair of the Audit Committee on an annual basis options to purchase up to an additional 10,000 shares of Common Stock, and to the chair of the Compensation Committee and the Corporate Governance and Nominating Committee on an annual basis options to purchase up to an additional 5,000 shares of Common Stock. These options would vest one year following the grant date, and have a term of ten years. The exercise price for all options granted to our directors is the fair market value on the grant date.

Compensation Policy beginning May 1, 2009

Effective May 1, 2009, we will compensate the non-employee members of our Board of Directors for serving as a Board member up to $2,000 per meeting for each Board meeting attended in person ($800 for each meeting attended telephonically) and up to $1,000 per meeting for each committee meeting attended in person ($400 for each meeting attended telephonically). We will also grant to each non-employee director options to purchase up to 24,000 shares of Common Stock for all Board services rendered during 2009. These options would have a term of ten years, would have an exercise price equal to the fair market value on the grant date, and would vest on December 31, 2009.

General

If a non-employee director shall depart from the Board of directors as a result of death or disability, all unvested options shall be accelerated to vest fully on the departure date, and be exercisable for a period of eighteen (18) months from the date of departure from the Board of Directors.

If a non-employee director shall depart from the Board of Directors voluntarily, options granted in the Initial Option Award shall be accelerated to be fully vested (if they are not already fully vested), all options granted for committee service shall be accelerated to be fully vested on a prorated basis for years actually served, and the vested options shall be exercisable for a period of eighteen (18) months from the date of resignation from the Board.

If a non-employee Director shall depart from the Board of Directors for cause, there shall be no acceleration of unvested options, and all unvested options shall terminate immediately upon the departure date. Vested options shall be exercisable for twelve (12) months.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2008 were Mr. Watson and Ms. Clegg. During fiscal 2008:

- none of the members of the Compensation Committee was an officer (or former officer) or employee of our company or any of its subsidiaries;
- none of the members of the Compensation Committee had a direct or indirect material interest in any transaction in which we were a participant and the amount involved exceeded $120,000;
- none of our executive officers served on the compensation committee (or another board committee with similar functions or, if none, the entire board of directors) of another entity where one of that entity's executive officers served on our Compensation Committee;
- none of our executive officers was a director of another entity where one of that entity's executive officers served on our Compensation Committee; and
- none of our executive officers served on the compensation committee (or another board committee with similar functions or, if none, the entire board of directors) of another entity where one of that entity's executive officers served as a director on our Board of Directors, other than Fred H. Mermelstein, who served as the Chairman of the Board of Pear Tree Pharmaceuticals, Inc., a private company for which Martin J. Driscoll, a member of our Board of Directors since June 2006 and our Chief Executive Officer since March 3, 2008, served as Chief Executive Officer until March 2008.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP ("McGladrey") served as our independent registered public accounting firm for the year ended December 31, 2008, and has been appointed by the Audit Committee of the Board of Directors to continue as our independent registered public accounting firm for the fiscal year ending December 31, 2009. In the event that ratification of this appointment of independent registered public accounting firm is not approved by the affirmative vote of a majority of votes cast on the matter, then the appointment of our independent registered public accounting firm will be reconsidered by the Audit Committee. Representatives of McGladrey are expected to be present at the Meeting to respond to appropriate questions and will be given the opportunity to make a statement if they desire to do so.

Your ratification of the appointment of McGladrey as our independent registered public accounting firm for the fiscal year ending December 31, 2009 does not preclude the Audit Committee from terminating its engagement of McGladrey and retaining a new independent registered public accounting firm, if it determines that such an action would be in our best interest.

For each of the two fiscal years ended December 31, 2008, the total fees billed to us by McGladrey and PricewaterhouseCoopers LLP (PwC"), our independent registered public accounting firm until October 6, 2006, for services they rendered to us were as set forth below. A portion of the audit fees for 2008 and 2007 were paid in 2009 and 2008, respectively.

Audit Fees. The aggregate fees billed for professional services rendered in connection with: (i) the audit of our annual financial statements; (ii) the review of the financial statements included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30; (iii) consents and comfort letters issued in connection with equity offerings; and (iv) services provided in connection with statutory and regulatory filings or engagements were $343,843 for the fiscal year ended December 31, 2008 (of which $315,843 was billed by McGladrey and $28,000 was billed by PwC), and $354,487 for the fiscal year ended December 31, 2007 (of which $271,987 was billed by McGladrey and $82,500 was billed by PwC).

Audit-Related Fees. We did not incur any audit-related fees for the fiscal years ended December 31, 2008 and December 31, 2007.

Tax Fees. Tax fees in the aggregate amount of $5,682 were billed to us by McGladrey for services rendered to us related to our UK tax compliance, of which $2,782 related to the fiscal year during ended December 31, 2007 and $2,900 related to the fiscal year ended December 31, 2008. Tax fees of $10,000 were billed to us by McGladrey for services rendered to us related to technical analysis of research and development tax credits during the fiscal year ended December 31, 2007.

All Other Fees. We did not incur any other fees for the fiscal years ended December 31, 2008 and December 31, 2007.

Pre-Approval Policies and Procedures

Rules adopted by the SEC in order to implement the requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services. The Audit Committee has pre-approved the provision of audit and non-audit services by each independent registered public accounting firm for 2008 in accordance with its pre-approval policy. The pre-approval policy requires management to submit annually for approval to the Audit Committee a plan describing the scope of work and anticipated cost associated with each category of service. At each regular Audit Committee meeting, management reports on services performed by our independent registered public accounting firm and the fees paid or accrued through the end of the quarter preceding the meeting are discussed with management and representatives of our independent registered public accounting firm.

We have considered and determined that the provision of the non-audit services provided by our independent registered public accounting firms is compatible with maintaining each such firm's independence.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 2. For purposes of the ratification of our independent registered public accounting firm, abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE <u>FOR</u> PROPOSAL NO. 2.

PROPOSAL 3
AMENDMENT OF 2005 OMNIBUS STOCK INCENTIVE PLAN

Overview

The Board of Directors has unanimously adopted, subject to stockholder approval at the Meeting, an amendment to the 2005 Omnibus Stock Incentive Plan (the "2005 Incentive Plan") to increase the number of shares of Common Stock authorized for issuance thereunder from 10,000,000 to 11,000,000 shares. The amendment is considered necessary and in the best interests of our company and its long-term strategic growth to permit us to continue to attract, retain and motivate officers, employees, non-employee directors and consultants.

Purposes of the Plan

The 2005 Incentive Plan is intended to provide qualifying employees, directors and consultants with equity ownership in our company and our subsidiaries, thereby strengthening their commitment to our success, promoting the identity of interests between our stockholders and such employees, directors and consultants and stimulating their efforts on behalf of our company, and to assist us in attracting and retaining talented personnel. We believe that, assuming approval of this amendment, the ratio of the number of shares available for options under the 2005 Incentive Plan in relation to the number of outstanding shares of Common Stock would be within the range of such ratios for comparable companies.

As of April 15, 2009, there were approximately three current executive officers, 28 current employees and five current non-employee directors of our company who are participants in the 2005 Incentive Plan. Because participation in, and the types of awards that may be made under, the 2005 Incentive Plan are subject to the discretion of the Compensation Committee, the future benefits or amounts that will be received by any participant or groups of participants, including our directors, executive officers and other employees, are not currently determinable. For information regarding option grants to current management, see "Executive Compensation" above.

Grants

The 2005 Incentive Plan provides for the grant of stock options, stock appreciation rights (SARs) and direct stock grants ("Awards"). These Awards may be granted for up to 10,000,000 shares of Common Stock, which upon stockholder approval of this Proposal would be increased to 11,000,000 shares. Stock options are the right to purchase shares of our Common Stock at a specified price, which may not be less than fair market value at time of grant, over a fixed period, subject to earlier termination. SARs may be granted alone or in connection with another Award, such as a stock option or grant of restricted stock, and provide for an appreciation distribution from us equal to the increase in the fair market value per share of Common Stock from the price specified on the grant date. If granted in connection with another Award, exercise of the SAR will generally require the surrender of the related reward. This appreciation difference may be made in cash or in shares of Common Stock. Direct stock grants include the grant of performance shares which may be distributable to the holder based on the achievement of specified performance targets, and the grant of bonus stock would not require purchase by the award recipient. Any of the direct stock grants may be restricted stock, which is subject to forfeiture by the holder (or repurchase by us) upon the occurrence of specified events, such as the holder's cessation of service prior to a specified date.

To the extent any of the options or other stock awards granted under the 2005 Incentive Plan expire or are terminated without being exercised, the shares unexercised thereunder may be subject to future grant under the 2005 Incentive Plan.

To date, all Awards under the 2005 Incentive Plan have been stock options. Our present intention is to grant only stock options thereunder; however, other types of awards may be granted dependent on future tax and accounting considerations of the grants.

As of the Record Date, we had granted options under the 2005 Incentive Plan to purchase an aggregate of 8,783,916 shares of Common Stock at exercise prices ranging from $1.07 to $6.65 per share, expiring between April 30, 2009 and March 16, 2019. This includes options that had been granted by IDDS prior to its December 2004 merger with Intrac, Inc., our company's predecessor, that were assumed by Intrac upon the closing of that merger, adjusted as to the number of underlying shares and the exercise price for the merger ratio. The closing price of our common stock on the NYSE Amex on April 27, 2009 was $1.26.

The Board of Directors believes that the 2005 Incentive Plan has been very advantageous in attracting and retaining capable persons to serve as employees and directors of our company. Due to our dependency upon equity financings for our capital needs, we seek to conserve our cash resources for use in connection with our research and development activities. This cash conservation policy places limitations on cash compensation arrangements we can have with employees, including executive officers and directors. To compete with other companies for qualified persons, many of which companies are better financed than us, we have relied upon our option program to help us attract and incentivize our employees and directors. Without having additional shares of Common Stock under our 2005 Incentive Plan to use for option grants to these persons, our ability to attract such new employees and directors could be adversely impacted, thereby adversely affecting our future.

Administration

The Compensation Committee of the Board of Directors administers the 2005 Incentive Plan. This Committee consists of two members of the Board of Directors, each of whom qualifies as an "outside director" as defined for purposes of the regulations under Section 162(m) of the Internal Revenue Code and as a "non-employee director" under Section (b)(3)(i) of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each member of the Compensation Committee also qualifies as an independent director under the rules of the NYSE Amex. The number of members of the Compensation Committee shall from time to time be increased or decreased, and shall be subject to such conditions, in each case as the Board of Directors deems appropriate to permit transactions in shares pursuant to the 2005 Incentive Plan to satisfy such conditions of Rule 16b-3 under the Exchange Act and Section 162(m) of the Internal Revenue Code as then in effect. Notwithstanding anything to the contrary in the 2005 Incentive Plan, the Committee may be comprised of the entire Board of Directors.

Eligibility

The Compensation Committee may, in its discretion, grant Awards to any eligible person, whether or not he or she has previously received an option, except in the case of (a) an incentive stock option ("ISO"), which can only be granted to an employee of our company or any subsidiary and (b) the non-employee directors Automatic Option Grant Program, which is self-executing. Participation in the Automatic Option Grant Program is limited to persons who become and continue as non-employee directors, whether through appointment by the Board of Directors or election by our stockholders.

Option Price and Terms

Options granted under the 2005 Incentive Plan may be either ISOs or non-qualified stock options ("NQSO"). The option price of each share of Common Stock subject to an option will be fixed by the Committee but shall not be less than the fair market value of the Common Stock on the date of grant of the option, defined as the average bid and ask price on the date of grant. An option designated as an ISO is intended to qualify as such under Section 422 of the Internal Revenue Code. Thus, the aggregate fair market value, determined at the time of grant, of the shares with respect to which ISOs are exercisable for the first time by an individual during any calendar year may not exceed $100,000. NQSOs are not subject to this requirement. Certain adjustments in the option price may be made for extraordinary dividend distributions. The Committee determines the option period, provided it is not longer than five years, in the case of ISOs granted to employees who hold 10% of the outstanding stock, 10 years in the case of ISOs generally, or 10 years in the case of NQSOs, subject to earlier termination, the vesting period and the payment terms. In the event of termination of employment, the optionee may exercise his or her options at any time within three months of the termination (which may be extended for up to 18 months), which period was changed from one year from termination, but in no event later than the expiration date of the option; however, if the employee is terminated "for cause," the option expires immediately, and options to non-employee directors may continue after termination of their service. All options vest immediately upon a "Change of Control" of the Company. The Automatic Option Grant is currently for 50,000 shares upon becoming a non-employee director and for 75,000 shares granted on a triennial basis thereafter, vesting one-third a year after one year, plus an annual grant of 20,000 shares to the Chairman of the Board, 5,000 shares for serving on one or more committees, plus 5,000 shares for a committee chair and an additional 5,000 shares for chair of the Audit Committee.

Upon exercise of an option, payment for shares may be made in cash or, if the option agreement so provides or the Compensation Committee then permits, in shares of Common Stock calculated based upon their fair market value as of the date of their delivery or a combination of stock and cash.

Modification and Termination of the Plan

The Compensation Committee may from time to time, in its discretion, amend the 2005 Incentive Plan without the approval of shareholders, except (a) as such stockholder approval may be required under the listing requirements of any securities exchange or national market system on which our equity securities are listed and (b) that the Committee may not without the approval of our stockholders amend the 2005 Incentive Plan to increase the total number of shares reserved for the purposes of the 2005 Incentive Plan.

The 2005 Incentive Plan shall continue in effect until the earlier of July 2015, its termination by the Committee or the date on which all of the shares of Common Stock available for issuance thereunder have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing options granted thereunder have lapsed.

Adjustments

In the event any change is made to the Common Stock issuable under the 2005 Incentive Plan by reason of any stock split, stock dividend, combination of shares or recapitalization, appropriate adjustment will be made to the share reserve thereunder and to the number of shares and the exercise price of the Common Stock subject to outstanding options. In the event of a Change of Control (as defined in the 2005 Incentive Plan), the option agreements may provide that all unvested options may vest upon the Change of Control. In addition, in the event of a Corporate Transaction or Hostile Takeover (as defined in the 2005 Incentive Plan), all unvested options may vest and, if applicable, such outstanding options may be assumed by any successor entity.

Federal Income Tax Consequences

The following discussion outlines generally the current federal income tax consequences of the 2005 Incentive Plan. Applicable tax laws and their interpretations are subject to change at any time and application of such laws may vary in individual circumstances.

Incentive Stock Options

A recipient who is granted an incentive stock option does not recognize taxable income upon the grant or exercise of the option. However, the difference between the fair market value of our Common Stock on the date of exercise and the option exercise price is a tax preference item that may subject the recipient to alternative minimum tax. A recipient generally will receive long-term capital gain or loss treatment on the disposition of shares acquired upon exercise of the option, provided that the disposition occurs more than two years from the date the option is granted, and the recipient holds the stock acquired for more than one year. A recipient who disposes of shares acquired by exercise prior to the expiration of the forgoing holding periods realizes ordinary income upon the disposition equal to the difference between the option price and the lesser of the fair market value of the shares on the date of exercise and the disposition price. Any appreciation between the fair market value of the shares on the date of exercise and the disposition price is taxed to the recipient as long or short-term capital gain, depending on the length of the holding period. To the extent the recipient recognizes ordinary income, our company receives a corresponding tax compensation deduction.

Nonqualified Stock Options

A recipient will not recognize income upon the grant of a nonqualified option. Upon exercise, the recipient will recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise over the price paid for the stock. Our company is entitled to a tax compensation deduction equal to the ordinary income recognized by the recipient. Any taxable income recognized by a recipient in connection with an option exercise is subject to income and employment tax withholding. When the recipient disposes of shares acquired by the exercise of a nonqualified option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as capital gain. Dispositions made after one year from the exercise date will be treated as long-term capital gain. Dispositions made less than one year from the exercise date will be treated as short-term capital gain.

Code Section 162(m)

Code Section 162(m) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the chief executive officer and the four other most highly paid executive officers of a publicly traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the computation of the deduction limit. Options and SARs granted under the 2005 Incentive Plan are excluded from the computation of the deduction limit and the Compensation Committee can cause other awards under the 2005 Incentive Plan to be similarly excluded from the computation of the deduction limit by conditioning the grant or vesting upon specified performance goals.

Other Options

In addition to options granted under the 2005 Incentive Plan, as of the Record Date, we had outstanding non-Plan options for the purchase of an aggregate of 1,106,444 shares at an exercise price of $3.87 per share, terminating through January 2011. These options had been granted by IDDS prior to its merger into Intrac in December 2004. Intrac assumed these options upon the closing of that merger, and we assumed them upon the closing of the merger of Intrac into Javelin in September 2005.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides aggregate information as of December 31, 2008 about Common Stock that may be issued upon the exercise of options under our equity compensation plans, including the 2005 Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	7,110,950	$ 3.25	2,142,389 (1)
Equity compensation plans not approved by security holders	1,106,444	$ 3.87	0
Total:	8,217,394	$ 3.33	2,142,389 (1)

(1) Includes 71,115 shares of Common Stock available for future issuance under the 2007 Employee Stock Purchase Plan.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 3. For purposes of the amendment to our 2005 Omnibus Equity Incentive Plan, abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR PROPOSAL NO. 3

BOARD INFORMATION

Board Meetings

The Board of Directors held 15 meetings, either in person or by telephone, in 2008. In addition, the Board of Directors unanimously approved four written consents on matters between meetings. During 2008, each incumbent director attended at least 75% of the aggregate number of meetings of the Board of Directors and applicable committee meetings (held during the period for which he or she was a director) on which he or she served. We do not have a formal policy regarding attendance by members of the Board of Directors at the annual meeting of stockholders, but we strongly encourage all members of the Board of Directors to attend the Meeting and expect such attendance except in the event of extraordinary circumstances. All members of the Board of Directors at the time of our annual meeting of stockholders held on June 24, 2008 attended such annual meeting.

Board Committees

Our Board of Directors has established the following three standing committees which, pursuant to delegated authority, perform various duties on behalf of and report to the Board of Directors: (i) Audit Committee, (ii) Compensation Committee and (iii) Corporate Governance and Nominating Committee. From time to time, the Board of Directors may establish other committees.

Audit Committee

The Audit Committee is responsible for: (i) overseeing the corporate accounting and financial reporting practices; (ii) recommending the selection of our registered public accounting firm; (iii) reviewing the extent of non-audit services to be performed by the auditors; and (iv) reviewing the disclosures made in our periodic financial reports. The members of the Audit Committee are Jackie M. Clegg, Douglas G. Watson and Neil W. Flanzraich, each of whom is an independent director within the meaning of the rules of the NYSE - AMEX and Rule 10A-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board of Directors has determined that each member of the Audit Committee qualifies as an Audit Committee Financial Expert under applicable SEC Rules. The Chairman of the Audit Committee is Ms. Clegg. The Audit Committee held five meetings during 2008. The Audit Committee carries out its responsibilities in accordance with the terms of its Audit Committee Charter, a copy of which was attached as Appendix A to the Proxy Statement, dated April 30, 2008, for the 2008 Annual Meeting.

Compensation Committee

The Compensation Committee determines matters pertaining to the compensation of executive officers and other significant employees, and administers our stock and incentive plans. The members of the Compensation Committee are Douglas G. Watson and Jackie M. Clegg. The Chairman of the Compensation Committee is Mr. Watson. The Compensation Committee held nine meetings during 2008. Each of the members of the Compensation Committee is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and an "outside director" within the meaning of Section 162(m) under the Internal Revenue Code. The Compensation Committee carries out its responsibilities pursuant to a written charter, a copy of which was attached as Appendix B to the Proxy Statement, dated June 1, 2007, for the 2007 Annual Meeting.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee establishes internal corporate policies and nominates persons to serve on our Board of Directors. The members of the Corporate Governance and Nominating Committee are Douglas G. Watson, Jackie M. Clegg and Peter D. Kiernan, III. The Chairman of the Corporate Governance and Nominating Committee is Mr. Watson. A copy of this Committee's Charter is attached as Appendix A to this Proxy Statement. This Committee held four meetings during 2008. See "Director Nominations" below for the procedures for the nomination of directors.

Director Nominations

The Corporate Governance and Nominating Committee recommends director candidates and will consider for such recommendation director candidates proposed by management, other directors and stockholders. All director candidates will be evaluated based on the criteria identified below, regardless of the identity of the individual or the entity or person who proposed the director candidate.

In accordance with our By-Laws, to nominate a director for election to the Board of Directors at an annual meeting of stockholders, a stockholder must deliver timely written notice of such nomination to the Secretary of the Company. To be timely, the notice must be delivered not fewer than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided that if the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date, the notice must be delivered not earlier than 120 days nor later than 90 days prior to such annual meeting or the 10th day following the date on which we make public announcement of the meeting date.

The notice must set forth:

- the name, age and address of the stockholder;
- the principal occupation or employment of such person;
- the class and number of shares of our securities beneficially owned by such person;
- all other information related to such person as is required to be disclosed under SEC proxy disclosure rule 14A; and
- a consent by such person to be named in the proxy statement.

The selection of director nominees includes consideration of factors deemed appropriate by the Corporate Governance and Nominating Committee and the Board of Directors. We may engage a firm to assist in identifying, evaluating, and conducting due diligence on potential board nominees. Factors will include integrity, achievements, judgment, intelligence, personal character, any prior contact or relationship between a candidate and a current or former director or officer of our company, the interplay of the candidate's relevant experience with the experience of other Board members, the willingness of the candidate to devote adequate time to Board duties and the likelihood that he or she will be willing and able to serve on the Board of Directors for a sustained period. The Corporate Governance and Nominating Committee will consider the candidate's independence, as defined by the rules of the SEC and the NYSE Amex. In connection with the selection, due consideration will be given to the Board's overall balance of diversity of perspectives, backgrounds, and experiences. Experience, knowledge, and skills to be represented on the Board of Directors include, among other considerations, financial expertise (including an "audit committee financial expert" within the meaning of the SEC's rules), pharmaceutical expertise and/or medical knowledge and contacts, financing experience, strategic planning, business development, and community leadership.

Code of Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our employees and officers, and the members of our Board of Directors. The Code of Conduct and Ethics is available on our website at www.javelinpharmaceuticals.com. Printed copies are available upon request without charge. Any amendment to or waiver of the Code of Conduct and Ethics will be disclosed on our website promptly following the date of such amendment or waiver.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership with the SEC and with the NYSE - AMEX. The Reporting Persons are also required to furnish us with copies of all such reports. Based solely on our review of the reports received by us, and written representations from certain Reporting Persons that no other reports were required for those persons, we believe that, during the year ended December 31, 2008, the Reporting Persons met all applicable Section 16(a) filing requirements, other than (i) David B. Bernstein, Daniel B. Carr, Jackie M. Clegg, Martin J. Driscoll, Neil W. Flanzraich, Fred H. Mermelstein, Stephen J. Tulipano and Douglas G. Watson, each of whom filed on February 21, 2008 the Form 4 relating options to purchase common stock granted to them on January 9, 2008, and (ii) Peter D. Kiernan, III, who on February 27, 2008 filed the Form 4 relating to the purchase of shares of common stock on February 19, 2008 and February 20, 2008, and the grant of options to purchase common stock on February 19, 2008.

Stockholder Communications with the Board

Stockholders wishing to communicate with the Board of Directors may send correspondence directed to the Board, care of Douglas G. Watson, Chairman, Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140. Mr. Watson will review all correspondence addressed to the Board of Directors, or any individual Board member, for any inappropriate correspondence and correspondence more suitably directed to management. He will summarize all correspondence not forwarded to the Board and make the correspondence available to the Board of Directors for its review at the Board's request. Mr. Watson will forward stockholder communications to the Board of Directors prior to the next regularly scheduled meeting of the Board following the receipt of the communication as appropriate. Correspondence intended for our independent directors as a group should be addressed to us at the address above, Attention: Independent Directors.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is comprised of three non-employee Directors, each of whom has been determined by the Board to be "independent" under the meaning of Rule 10A-3(b)(1) under the Exchange Act. Each member of this Committee is an audit committee financial expert within the meaning of Item 401(h) of SEC Regulation S-K. The Audit Committee assists the Board's oversight of the integrity of our financial reports, compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, the audit process, and internal controls. The Audit Committee operates pursuant to a written charter adopted by the Board. The current Audit Committee charter was attached as Appendix A to the Proxy Statement, dated

April 30, 2008, for the 2008 Annual Meeting. The Audit Committee is responsible for overseeing our corporate accounting and financial reporting practices, recommending the selection of our registered public accounting firm, reviewing the extent of non-audit services to be performed by the auditors, and reviewing the disclosures made in our periodic financial reports. The Audit Committee also reviews and recommends to the Board that the audited financial statements be included in our Annual Report on Form 10-K.

The Audit Committee: (1) reviewed and discussed the audited financial statements for the year ended December 31, 2008 with management; (2) discussed with the independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards), as may be modified or supplemented; and (3) received the written disclosures and the letter from the independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant its independence.

Based on the review and discussions referred to above, the Audit Committee had recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC.

The foregoing report has been furnished in April 2009 by the members of the Audit Committee, being:

Jackie M. Clegg, Chair
Douglas G. Watson
Neil W. Flanzraich

The foregoing Audit Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this Audit Committee Report by reference therein.

STOCKHOLDER PROPOSALS

If you wish to have a proposal included in our proxy statement and form of proxy for next year's annual meeting in accordance with Rule 14a-8 under the Exchange Act, your proposal must be received by us at our principal executive offices on or before January 11, 2010. A proposal which is received after that date or which otherwise fails to meet the requirements for stockholder proposals established by the SEC will not be included. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

Our Bylaws require advance notice of any proposal by a stockholder intended to be presented at an annual meeting that is not included in our notice of annual meeting and proxy statement because it was not timely submitted under the preceding paragraph, or made by or at the direction of any member of the Board of Directors, including any proposal for the nomination for election as a director. To be considered for such presentation at next year's annual meeting, any such stockholder proposal must be received by the Corporate Secretary, Javelin Pharmaceuticals, Inc., no earlier than February 23, 2010 and no later than March 25, 2010, and discretionary authority may be used if untimely submitted.

ANNUAL REPORT ON FORM 10-K

We will furnish without charge to each person whose proxy is being solicited, upon the request of such person, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including the financial statements and schedules thereto. Requests for copies of such report should be directed to Investor Relations, Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, (617) 349-4500.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the election of directors, the ratification of the appointment of the independent registered public accounting firm and the amendment of the 2005 Omnibus Stock Incentive Plan. Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

It is important that the proxies be returned promptly and that your shares be represented at the Meeting. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

May 11, 2009

By Order of the Board of Directors,
Stephen J. Tulipano
Secretary

Appendix A

JAVELIN PHARMACEUTICALS, INC .

CHARTER FOR THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS

1. PURPOSE

The purpose of the Corporate Governance and Nominating Committee (the "Committee") of the Board of Directors of Javelin Pharmaceuticals, Inc. (the "Company") shall be to:

- Review and make recommendations to the Board regarding matters concerning corporate governance;
- Review the composition and evaluate the performance of the Board, recommend persons for election to the Board and evaluate director compensation;
- Recommend and review the composition of committees of the Board and recommend persons to be members of such committees, and review and maintain compliance of committee membership with applicable regulatory requirements; and
- Review conflicts of interest of members of the Board and corporate officers.

In addition, the Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

2. MEMBERSHIPS AND ORGANIZATION

Composition. The Committee shall consist of at least three members of the Board, unless the Board determines otherwise. All members of the Committee shall be appointed by the Board. The members shall have no relationship to the Company or its affiliates that may interfere with the exercise of their independence. The Board may designate one member of the Committee as its Chair. The Committee may form and delegate authority to subcommittees when appropriate, provided that a subcommittee should consist of at least two members of the Committee.

Meetings. The Committee will meet at least once each year. However, the Committee may establish its own meeting schedule, which it will provide to the Board. Special meetings may be convened as required. The Committee, or its Chair, shall report to the Board on the results of these meetings. The Committee may invite to its meetings other directors, Company management and such other persons, as the Committee deems appropriate in order to carry out its responsibilities.

The Committee will maintain written minutes of its meetings. The minutes will be filed in the minute book of the Company.

3. RESPONSIBILITIES AND DUTIES

The responsibilities and duties of the Committee shall include:

Corporate Governance Generally

- Develop principles of corporate governance and recommend them to the Board for its consideration and approval;
- Review annually the principles of corporate governance approved by the Board to ensure that they remain relevant and are being complied with; and
- Oversee compliance by the Board and its committees with applicable laws and regulations, including, when applicable, the American Stock Exchange or the NASDAQ Rules, and regulations promulgated by the Securities and Exchange Commission.

Composition of the Board, Evaluation and Nominating Activities

- Review the composition and size of the Board and determine the criteria for membership on the Board, including issues of character, judgment, independence, diversity, age, expertise, corporate experience, length of service, other directorships, and other commitments outside the Company;

- Conduct an annual evaluation of the Board as a whole; and

- Identify, consider and recommend candidates to fill new positions or vacancies on the Board, and review any candidates recommended by stockholders. In performing these duties, the Committee shall have the authority to retain any search firm to be used to identify candidates for the Board and shall have sole authority to approve the search firm's fees and other retention terms.

Committees of the Board

- Periodically review the composition of each committee of the Board and make recommendations to the Board for the creation of additional committees or the change in mandate or dissolution of committees; and

- Recommend to the Board persons to be members of the various committees.

Conflicts of Interest

- Review and monitor compliance with the Company's Code of Business Conduct and Ethics, its Policy Statement Regarding Insider Trading and other policy statements from time to time in effect;

- Recommend changes to the Company's policies statements and also recommend new policy statements covering subjects that the Committee believes are necessary or appropriate;

- Consider questions of possible conflicts of interest of members of the Board and of corporate officers; and

- Review actual and potential conflicts of interest of members of the Board and corporate officers, and clear any involvement of such persons in matters that may involve a conflict of interest.

This Page Intentionally Left Blank

Selected Excerpts from the Annual Report on Form 10-K of

JAVELIN PHARMACEUTICALS, INC.

for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 12, 2009

The following pages contain only ***selected excerpts*** *from our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K") as filed with the Securities and Exchange Commission (the "SEC") on March 12, 2009.*

THIS EXCERPT DOES NOT INCLUDE PART 1 OF THE 10-K, INCLUDING ITEM 1 – "BUSINESS" AND ITEM 1A – "RISK FACTORS".

You are urged to review the Form 10-K in its entirety, including Item 1 – "Business" and Item 1A – "Risk Factors." The section entitled "Risk Factors" discusses certain important factors, in addition to other factors and matters that are discussed elsewhere in the Form 10-K, that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements contained in the Form 10-K and in this Annual Report. These factors include, among other things: the carrying-out of our research and development program for our product candidates, including demonstrating their safety and efficacy at each stage of testing; the timely obtaining of regulatory approvals and patents; the commercialization of our product candidates, at reasonable costs; the ability of our suppliers to continue to provide sufficient supply of products; our ability to compete against products intended for similar use by recognized and well capitalized pharmaceutical companies; our ability to raise capital when needed, and without adverse and highly dilutive consequences to stockholders; and our ability to retain management and obtain additional employees as required.

The Form 10-K, along with the other annual, quarterly and current reports that we file with the SEC, is available free of charge on our website at www.javelinpharmaceuticals.com, and on the website maintained by the SEC at www.sec.gov. ***We will also furnish without charge to you, upon written request, a complete copy of the Form 10-K, including the financial statements. Requests for copies of the Form 10-K should be directed to Javelin Pharmaceuticals, Inc. c/o Investor Relations – 125 CambridgePark Drive, Cambridge, MA 02140.***

INDEX

PART II.

Item 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	3
Item 6 Selected Financial Data	5
Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation	6
Item 7A Quantitative and Qualitative Disclosures about Market Risk	16
Item 8 Financial Statements and Supplementary Data	17
Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	53
Item 9A Controls and Procedures	53
Item 9B Other Information	53

PART III.

Item 10 Directors, Executive Officers and Corporate Governance	54
Item 11 Executive Compensation	54
Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	54
Item 13 Certain Relationships and Related Transactions, and Director Independence	54
Item 14 Principal Accounting Fees and Services	54

PART IV.

Item 15 Exhibits and Financial Statement Schedules	54
SIGNATURES	55

EX-21: LIST OF SUBSIDIARIES
EX-23.1: CONSENT OF MCGLADREY & PULLEN, LLP
EX-23.2: CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-31.1: CERTIFICATION
EX-31.2: CERTIFICATION
EX-32.1: CERTIFICATION
EX-32.2: CERTIFICATION

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Principal Market and Market Prices

Our common stock is traded on the NYSE Amex under the symbol "JAV", after having previously traded on The American Stock Exchange. The following table sets forth for the indicated periods the high and low sales price of our common stock for the two fiscal years ended December 31, 2008, as reported on the American Stock Exchange.

Fiscal Period	Fiscal Year Ended 12/31/07		Fiscal Year Ended 12/31/08	
	High	Low	High	Low
First Quarter	$ 7.60	$ 4.44	$ 4.39	$ 2.66
Second Quarter	7.48	5.65	3.55	2.14
Third Quarter	6.75	3.77	3.19	2.14
Fourth Quarter	5.74	3.31	2.65	0.40

Approximate Number of Holders of Our Common Stock

On February 18, 2009, there were approximately 119 stockholders of record of our common stock, excluding record holders of IDDS common stock who have not yet exchanged the certificates for their IDDS shares for our common stock. In addition, a number of shares of common stock are held in street or nominee name, so it is believed that there are a substantial number of additional beneficial owners of our common stock.

Dividends

We have not declared or paid any cash dividends on our common stock in the past, and we do not anticipate doing so in the foreseeable future. We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent

American Stock Trust & Transfer Company, New York, New York, is the transfer agent for our common stock.

Securities Authorized For Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	7,110,950	$ 3.25	2,142,389(1)
Equity compensation plans not approved by security holders	1,106,444	$ 3.87	—
Total:	8,217,394	$ 3.33	2,142,389(1)

(1) Includes 71,115 shares of common stock available for future issuance under the 2007 Employee Stock Purchase Plan.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 (the "Securities Act"), or the Securities Exchange Act of 1934 (the "Exchange Act"), each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The graph below shows a comparison of cumulative total return on our common stock to the cumulative return on The Russell 2000 Index, the RDG Small Cap Pharmaceutical Index and the AMEX Biotechnology Index since December 7, 2004. The performance graph is being shown only from December 7, 2004 because Intrac, Inc., our predecessor, had been a "shell" corporation without operations and very limited trading of its common stock until the December 7, 2004 closing of the merger between Intrac and IDDS, which had been a private company. The Performance Graph assumes reinvestment of dividends, where applicable. The stock performance shown on the graph below is based on historical data and is not indicative of, or intended to forecast, the possible future performance of our common stock.

COMPARISON OF 4 YEAR CUMULATIVE TOTAL RETURN*
Among Javelin Pharmaceuticals, Inc., The Russell 2000 Index,
The RDG Smallcap Pharmaceutical Index And The AMEX Biotechnology Index


$300
$250
$200
$150
$100
$50
$0
Javelin Pharmaceuticals, Inc.
Russell 2000
RDG SmallCap Pharmaceutical
AMEX Biotechnology

* $100 invested on 12/7/04 in stock or on 11/30/04 in index-including reinvestment of dividends. Fiscal year ending December 31.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below, which has been derived from our audited consolidated financial statements for the fiscal years 2004-2008, should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the accompanying consolidated financial statements and related notes included in this Annual Report. The following table sets forth selected consolidated financial data as of and for the years in the five year period ended December 31, 2008. All share and per share amounts have been adjusted to reflect the 1.018 per share exchange ratio in the December 2004 reverse merger between Intrac and IDDS, and the 1.016-for-1 stock split on March 12, 2002. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,					Cumulative from February 23, 1998 (Inception) to December 31, 2008
	2008	2007	2006	2005	2004	
	(In thousands, except per share data)					
Statement of Operations Data:						
Revenues:						
Product revenue	$ 1,102	$ —	$ —	$ —	$ —	$ 1,102
Government grants and contracts	—	—	842	1,548	837	5,805
Total Revenues	1,102	—	842	1,548	837	6,907
Costs and expenses						
Cost of product revenue	850	—	—	—	—	850
Research and development	26,831	19,019	10,854	7,213	4,806	103,067
Selling, general and administrative	17,220	13,811	9,609	5,222	2,703	60,761
Depreciation and amortization	293	97	61	44	32	570
Total operating expenses	45,193	32,927	20,524	12,479	7,541	165,247
Operating loss	(44,092)	(32,927)	(19,682)	(10,931)	(6,704)	(158,341)
Other income (expense)	(276)	—	601	—	4	329
Interest expense	—	(1)	—	—	(356)	(945)
Interest income	921	1,897	1,283	319	9	5,041
Other income (expense)	645	1,896	1,884	319	(343)	4,425
Loss before income tax provision	(43,447)	(31,031)	(17,798)	(10,612)	(7,047)	(153,916)
Income tax provision	16	—	—	—	—	16
Net loss	(43,463)	(31,031)	(17,798)	(10,612)	(7,047)	(153,933)
Deemed dividend related to beneficial conversion feature of Series B convertible preferred stock	—	—	—	—	—	(3,559)
Net loss attributable to common stockholders	$ (43,463)	$ (31,031)	$ (17,798)	$ (10,612)	$ (7,047)	$ (157,492)
Net loss per share attributable to common stockholders:						
Basic and diluted	$ (0.77)	$ (0.68)	$ (0.44)	$ (0.38)	$ (0.64)	
Weighted average shares	56,184	45,463	40,180	27,831	10,937	

	As of December 31,				
	2008	2007	2006	2005	2004
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$ 20,058	$ 15,931	$ 9,273	$ 33,307	$ 14,783
Short term marketable securities	—	21,319	11,462	—	—
Noncurrent marketable securities	1,587	—	—	—	—
Working capital	14,255	30,015	17,885	32,988	12,173
Total assets	29,305	43,152	21,441	34,439	15,156
Stockholders equity (deficit)	20,673	34,511	18,232	33,202	12,342

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This discussion and analysis should be read in conjunction with our financial statements and accompanying notes included elsewhere in this document. This discussion includes forward-looking statements that involve risks and uncertainties. Operating results are not necessarily indicative of results that may occur in future periods..

Forward Looking Statements

We are including the following cautionary statement in this document to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by or on our behalf. Forward looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and accordingly involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in good faith forward-looking statements. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. Any forward-looking statement contained in this document speaks only as of the date on which the statement is made. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements: the carrying-out of our research and development program for our product candidates, including demonstrating their safety and efficacy at each stage of testing; the timely obtaining of regulatory approvals and patents; the commercialization of our product candidates, at reasonable costs; the ability of our suppliers to continue to provide sufficient supply of products; the ability to compete against products intended for similar use by recognized and well capitalized pharmaceutical companies; our ability to raise capital when needed, and without adverse and highly dilutive consequences to stockholders; and our ability to retain management and obtain additional employees as required. We are also subject to numerous risks relating to our product candidates, manufacturing, regulatory, financial resources, competition and personnel as set forth in the section "Risk Factors" in this report. Except to the extent required by applicable laws or rules, we disclaim any obligations to update any forward-looking statements to reflect events or circumstances after the date hereof.

Overview

We are a specialty pharmaceutical company that applies proprietary technologies to research, develop and in the case of our Dyloject TM product (injectable diclofenac), commercialize new products and improved formulations of existing drugs that target current unmet and underserved medical needs primarily in the acute care pain management market. Our product and product candidates are designed to offer enhanced pain relief, fewer adverse side effects and faster relief of acute pain compared to other currently available treatments. We have three late stage product candidates in clinical development in the United States ("U.S."): Dyloject™ (diclofenac sodium injectable), Ereska™ (intranasal ketamine, formerly referred to as PMI-150) and Rylomine™ (intranasal morphine). On October 31, 2007, we received marketing authorization approval in the United Kingdom ("U.K.") for Dyloject®, our proprietary injectable formulation of diclofenac sodium (75 mg/2 ml). Commercial launch of the product occurred in December of 2007 upon first inclusion in local hospital formularies. We began recording product revenues related to sales of Dyloject in the U.K. in the first quarter of 2008.

We have devoted substantially all of our resources since we began our operations in February 1998 to the development, and during 2008 with respect to Dyloject the commercialization, of proprietary pharmaceutical products for the treatment of pain. Since our inception, we have incurred an accumulated net loss attributable to our common stockholders of approximately $153.9 million through December 31, 2008, excluding approximately $3.6 million of a deemed dividend; although $18.6 million of this amount was related to a non-cash charge we incurred for the issuance of common stock in connection with the acquisition of a license. These losses have resulted principally from costs incurred in research and development activities, including acquisition of technology rights, general and administrative expenses, and most recently, sales and marketing expenses related to the commercialization of Dyloject in the U.K. Research and development activities include salaries, benefits and stock-based compensation for our research, development and manufacturing employees, costs associated with nonclinical and clinical trials, process development and improvement, regulatory and filing fees, and clinical and commercial scale manufacturing. Selling, general and administrative costs include salaries, benefits and stock-based compensation for employees, temporary and consulting expenses, and costs associated with our pre- and post-launch selling and marketing activities in the U.K.

On January 15, 2009, we entered into a License and Commercialization Agreement with Therabel Pharma N.V. ("Therabel") under which Therabel was granted an exclusive license under certain of our technology to commercialize Dyloject and will assume all Dyloject commercialization, regulatory, and manufacturing responsibilities and expenses in the U.K. along with those for future market approvals in the European Union ("E.U.") and certain other countries outside of the U.S. In February 2009, we received an upfront payment of $7.0 million from Therabel, and will receive up to approximately an additional $5.0 million in payments for the sale of our existing inventory of Dyloject to Therabel. Additionally, the agreement also provides for the potential of up to $59.5 million in sales and regulatory milestone payments. The agreement shall continue in full force and effect on a country-by-country basis as long as any product licensed under the agreement is being developed or commercialized for use in any disease, disorder, or condition in humans. Either party may terminate the agreement upon written notice upon the occurrence of certain events, including material breach or bankruptcy, subject to certain cure provisions and restrictions. In addition, Therabel may terminate the agreement following a specified period of prior written notice to us.

On September 7, 2005, we completed a merger with Intrac, Inc. ("Intrac"), a Nevada corporation, for the purpose of migrating the Intrac corporate entity to Delaware, at which time Javelin Pharmaceuticals, Inc. ("Javelin") continued the business conducted by Intrac. Javelin was incorporated in July 2005 in the State of Delaware by Intrac.

On December 6, 2004, we completed a reverse merger transaction with Innovative Drug Delivery Systems, Inc. ("IDDS"), whereby Intrac Merger Sub, Inc., a newly-formed wholly-owned subsidiary of Intrac merged with and into IDDS, with IDDS as the surviving corporation and a wholly-owned subsidiary of Intrac. In consideration for their shares of IDDS, the former stockholders of IDDS received approximately 95.5% of the outstanding common stock of Intrac. Following the merger, the executive officers and directors of IDDS became the executive officers and directors of Intrac. For accounting purposes, the merger was treated as a reverse acquisition with IDDS as the acquiror and Intrac as the acquired party. Therefore, when we refer to our business and financial information relating to periods prior to the merger, we are referring to the business and financial information of IDDS. The merger did not have any significant effects on our assets or liabilities or on our results of operations subsequent to the date of the merger.

Since our inception, we have incurred approximately $103.1 million of research and development costs. The major research projects undertaken by us include the development of Dyloject, Ereska and Rylomine. Total research and development costs incurred through December 31, 2008 for each of these products was approximately $35.4 million, $28.5 million and $19.0 million, respectively. In addition, we have incurred approximately $1.6 million of research and development costs since inception that do not relate to our major research projects, and we incurred a charge of approximately $18.6 million related to the merger of IDDS with Pain Management, Inc. and the related acquisition of a licensing agreement in 1998.

For various reasons, many of which are outside our control, including timing and results of our clinical trials, requirements imposed by regulatory agencies, obtaining regulatory approval and our dependence on third parties, we cannot estimate the total remaining costs to be incurred to commercialize our product candidates, nor is it possible to estimate when, if ever, any of our product candidates will be approved by regulatory agencies for commercial sale. In addition, we may experience adverse results in the development of our product candidates, which could result in significant delays in obtaining approval to sell our product candidates, additional costs to be incurred to obtain regulatory approval or failure to obtain regulatory approval. If any of our product candidates were to experience setbacks, it would have a material adverse effect on our financial position and operating results. Even if we successfully complete development and obtain regulatory approval of one or more of our product candidates, failure of physicians and patients to accept our products as a safe, cost-effective alternative compared to existing products would have a material adverse effect on our business.

Our financial statements have been prepared on a going-concern basis, which assumes realization of assets and settlement of liabilities in the ordinary course of business. We have limited capital resources, significant net operating losses and negative cash flows from operations since inception and expect these conditions to continue for the foreseeable future. Although we believe that our existing cash resources, in addition to those cash resources that we may receive pursuant to the Therabel agreement discussed above, will be sufficient to support the current operating plan at least through December 31, 2009 we will need additional financing to support our operating plan thereafter or we will need to modify our operating plan accordingly. We may raise additional funds through the private and/or public sale of our equity and/or debt securities. We may also seek to raise capital through collaborative arrangements with corporate sources or other sources of financing. There can be no assurance that such additional financing, if at all available, can be obtained on terms reasonable to us. If sufficient funds are not available, we will need to postpone or discontinue future planned operations and projects.

Results of Operations

Revenues

Product Revenue In 2008, we recorded product revenue of approximately $1.1 million, which consists entirely of sales of Dyloject in its first year of launch in the U.K. Product revenues from Dyloject in 2009 will not be significant for us, as we outlicensed our rights to the product in the U.K. and E.U. to Therabel on January 15, 2009. However, we expect to record royalty revenues from Therabel's sales of Dyloject in the U.K., the amounts of which will be dependent on Therabel's ability to successfully market the product, obtain market acceptance, and file additional marketing applications for Dyloject in the E.U. There can be no assurance that this will happen.

Government Grants and Contracts Prior to 2008, all of our revenues since our inception were derived from government grants and contracts. In October 2000, we received a grant of $1.2 million from the U.S. Department of Defense ("DOD") for the development of Ereska. In May 2003, the DOD extended the award by $4.3 million funding for the development of Ereska. We did not record any contract revenue for the years ended December 31, 2008 and 2007, compared to approximately $0.8 million for the year ended December 31, 2006 related to the DOD contract. The DOD contract was billed monthly as costs were incurred.

Costs and Expenses

Costs of Product Revenues In 2008, our cost of product revenues was approximately $0.8 million, resulting in gross margins of 23% for the year. The high cost of product revenues was due to the low yields and high per unit costs for production, shipping, labeling, packaging and sampling costs related to our current contract manufacturer and early supply chain deployment for a new product launch. Additionally, we incurred significant costs for new product sampling and testing prior to labeling and packaging related to Dyloject. These costs were immediately expensed to cost of goods sold in the period they occurred.

Research and Development Expenses Research and development expenses consist primarily of salaries, stock-based compensation and related expenses for personnel, materials and supplies used to develop and manufacture our product candidates. Other research and development expenses include compensation paid to consultants and outside service providers to run the clinical trials. We expense research and development costs as incurred. We expect that we will continue to incur significant research and development expenses in the future as our three product candidates proceed with pivotal clinical trials and progress through the later stages of product development towards commercialization. Research and development expenses may fluctuate from period to period due to the timing and nature of clinical trial expenditures and regulatory filings.

Research and development expenses increased from approximately $19.0 million for the year ended December 31, 2007 to $26.8 million for the year ended December 31, 2008. The increase in research and development expenses resulted from the advancement of our Dyloject and Ereska product candidate development programs. Research and development salaries, temporary labor, and benefits increased by approximately $0.6 million as compared to the same period of the prior year. Expenses associated with clinical trials, including lab fees, increased by approximately $5.9 million. Other consulting expenses related to our clinical and manufacturing activities increased by $0.9 million compared to the same period of the prior year.

Dyloject product development costs increased from approximately $9.3 million for the year ended December 31, 2007 to $16.1 million for the year ended December 31, 2008. In December 2008, Dyloject successfully met primary efficacy endpoints with robust statistical significance in the second of two large pivotal U.S. Phase 3 efficacy studies in postsurgical patients with moderate-to-severe pain. In September 2008, we completed enrollment in this study, which had begun in July 2007. This U.S. study enrolled patients with moderate-to-severe postoperative pain following elective orthopedic surgery. This was a 4-arm design that employed Dyloject and ketorolac doses, or placebo, in postoperative orthopedic surgical patients. In September 2008, we enrolled the first patient in a planned Phase 3, single-arm, open label observational safety study for Dyloject. The study is intended to supplement our summary of an integrated patient safety data base, as part of our New Drug Application (NDA) for a planned submission to the FDA in 2009. The single-arm, open-label design of this safety study allows more rapid enrollment and data monitoring than our two double-blinded, pivotal Phase 3 efficacy studies.

Ereska product development costs increased from $6.3 million for the year ended December 31, 2007 to $10.3 million for the year ended December 31, 2008. In June 2008, we announced dosing of the first patient in our first pivotal Phase 3 clinical study of Ereska for acute moderate-to-severe pain. The trial enrolled approximately 250 patients and is designed to confirm the analgesic efficacy of Ereska in treating postoperative pain following orthopedic surgery. The Phase 3 trial was completely enrolled as of November 2008. Prior randomized, double-blind, placebo-controlled, Phase 2 clinical studies of Ereska have demonstrated rapid, statistically significant relief of moderate-to-severe postoperative and breakthrough pain. In February 2008, we completed accrual of subjects in the last of four planned Phase 1 human pharmacokinetic (PK) studies needed to support our intended filing of an NDA for Ereska. This group of four PK studies enrolled a total of 151 subjects, of whom 139 received Ereska intranasally, 32 received intravenous ketamine, and 12 received oral ketamine. Some subjects received ketamine by more than one route of administration. No serious adverse events occurred in any of the four trials.

Rylomine product development costs decreased from $3.4 million for the year ended December 31, 2007 to $0.5 million for the year ended December 31, 2008.

Research and development expenses increased from approximately $10.9 million for the year ended December 31, 2006 to $19.0 million for the year ended December 31, 2007. The increase in research and development expenses resulted from the advancement of each of our three product candidate development programs. Research and development salaries, temporary labor, and benefits increased by approximately $1.5 million as compared to the same period of the prior year. The increase was due primarily to the addition of full time personnel and recording stock-based compensation in accordance with SFAS 123(R). Expenses associated with clinical trials, including lab fees, increased by approximately $4.7 million. Expenses associated with manufacturing and process development increased by $2.2 million compared to the same period of the prior year. Milestone expenses were $300,000 for the year ended December 31, 2006. There were no milestone expenses for the year ended December 31, 2007.

Dyloject product development costs increased from approximately $3.5 million for the year ended December 31, 2006 to $9.3 million for the year ended December 31, 2007. In July 2007, we began the second of two pivotal U.S. Phase 3 clinical studies for Dyloject. In December 2007, Dyloject successfully met primary and secondary analgesic efficacy endpoints in the first of two pivotal U.S. Phase 3 studies. In this U.S. multi-center study, 331 postoperative lower abdominal surgery patients with moderate-to-severe pain were randomized to receive certain dosage levels of Dyloject, ketorolac or placebo IV every six hours. Additionally, in January 2008, we announced results of a new Phase 1 study of Dyloject demonstrating minimal effects in vitro upon platelet function at a clinically effective dose. In contrast, aspirin and ketorolac each impaired platelet aggregation significantly in this in vitro model.

Ereska product development costs increased from $2.6 million for the year ended December 31, 2006 to $6.3 million for the year ended December 31, 2007 as a result of three Phase 1 trials needed to complete the clinical portion of our NDA filing for Ereska.

Rylomine product development costs decreased from $4.8 million for the year ended December 31, 2006 to $3.4 million for the year ended December 31, 2007. In June 2007, Rylomine successfully met its primary clinical endpoint, in this first of two pivotal Phase 3 studies, as patients with moderate-to-severe pain after elective orthopedic surgery had significantly better Summary of Pain Intensity Differences scores over 24 hours than the corresponding placebo groups. This study involved 278 randomized patients with moderate-to-severe post-surgical pain.

Selling, General and Administrative Expenses Selling, general and administrative expenses include salaries, stock-based compensation and other related costs for personnel in executive, finance, accounting, information technology, sales and marketing and human resource functions. Other costs include medical information services, monitoring, sales and marketing costs related to the launch of Dyloject in the U.K., including our contracted sales force, medical education and market research. Additionally, it includes facility costs and professional fees for legal and accounting services. We expect selling, general and administrative expenses to decrease significantly in 2009, primarily due to the outlicensing of Dyloject in the U.K. to Therabel in January 2009, thereby eliminating our sales and marketing costs associated with Dyloject in the U.K and previously planned costs for the commercialization of the product in additional EU countries.

Selling, general and administrative expenses increased from approximately $13.8 million for the year ended December 31, 2007 to $17.2 million for the year ended December 31, 2008. The increase in selling, general and administrative expenses in 2008 over 2007 resulted primarily from increased sales and marketing costs related to the launch of Dyloject in the UK. Additional increases were due to facility costs, headcount and personnel costs as we expand and improve our administrative infrastructure, as well as general administrative and professional fees to support the launch.

In 2008, sales and marketing expenses increased by approximately $1.7 million compared to 2007, primarily due to costs related to a full year's expense for our contract sales force in the U.K., as well as increased promotional, market research, and market education costs in 2008 related to the approval and commercial launch of Dyloject in the U.K. Additionally in 2008, we recorded approximately $0.3 million of amortization expense of our intangible assets related to commercial milestones to sales and marketing expenses. Further increases of $0.4 million over 2007 were the result of salary, stock based compensation and bonus expense for our selling, general and administrative employees. These increases were due primarily to compensation related to the addition of full time personnel, but were offset by lower overall bonus expenses. Legal, accounting, consulting and other third party service fees for 2008 increased by approximately $0.6 million compared to 2007, primarily related to increased legal fees for patents and consulting services.

Selling, general and administrative expenses increased from approximately $9.6 million for the year ended December 31, 2006 to $13.8 million for the year ended December 31, 2007. Salary, stock-based compensation and benefits expense increased by approximately $1.9 million due to an increase in full time headcount and stock-based compensation in accordance with of SFAS 123(R). Sales and marketing expenses increased by approximately $1.8 million due to the hiring and fielding of a contract sales force in the latter half of 2007 and market research, promotional and medical education costs related to Dyloject pre-launch efforts in the U.K. General and administrative expenses increased by approximately $533,000 as we incurred higher travel, facilities, insurance, dues and subscriptions, depreciation and other general and administrative costs of approximately $165,000, $164,000, $98,000, $44,000, $37,000 and $129,000, respectively, which was partially offset by a reduction in our third party consulting costs of approximately $103,000.

Other Income and Expenses. For the years ended December 31, 2008, 2007 and 2006, other income, net, amounted to approximately $0.6 million, $1.9 million and $1.9 million, respectively, as follows:

	For the year ended December 31,		
	2008	2007	2006
Interest income	$ 921,238	$ 1,896,601	$ 1,282,604
Interest expense	—	(699)	(47)
Impairment of auction rate securities	(213,090)	—	—
Realized gain on sale of marketable securities	34,773	—	—
Realized loss on foreign exchange transactions, net	(97,924)	—	—
Litigation settlement	—	—	600,000
Other	—	—	758
Total other income, net	$ 644,997	$ 1,895,902	$ 1,883,315

Interest income Interest income consists of interest earned on our cash, cash equivalents and marketable securities available for sale. For the year ended December 31, 2008 we had lower average invested balances of cash, cash equivalents and marketable securities than in 2007. For the year ended December 31, 2007 we had higher average invested balances of cash, cash equivalents and marketable securities than in 2006.

Impairment of auction rate securities Due to adverse developments in the global credit and capital markets during 2008, certain auctions for auction rate securities have failed as a result of liquidity issues and there is little to no current market activity for these instruments. We performed a fair value analysis of the securities with the help of an independent third party valuation specialist, and determined the fair values of our auction rate securities were below carrying value, and recorded a charge to the results of operations to reflect the impairment in the amount of $213,090.

Litigation settlement In February 2006, we settled litigation with West Pharmaceutical Services, Inc. ("West") regarding West's assignment of certain license agreements to Archimedes Pharma Limited ("Archimedes") as part of the sale of West's drug delivery business to Archimedes. Under the terms of the settlement, on March 1, 2006 West paid us approximately $600,000 to resolve all claims and we exchanged mutual releases. This amount is included in other income for the year ended December 31, 2006.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through the private placement of our equity securities, debt financings and grant revenue primarily from the U.S. Department of Defense. We may raise additional funds through the private and/or public sale of our equity and/or debt securities. We may also seek to raise capital through collaborative arrangements with corporate sources or other sources of financing. We intend to continue to use the proceeds from these sources to fund ongoing research and development activities, activities related to potential future commercialization, capital expenditures, working capital requirements and other general purposes. As of December 31, 2008, we had cash, cash equivalents and marketable securities of approximately $21.6 million, including $1.6 million of long-term marketable securities, compared to $37.3 million as of December 31, 2007.

On January 15, 2009, we entered into a License and Commercialization Agreement with Therabel Pharma N.V. under which Therabel was granted an exclusive license under certain of our technology to commercialize Dyloject and will assume all Dyloject commercialization, regulatory, and manufacturing responsibilities and expenses in the U.K. along with those for future market approvals in the E.U. and certain other countries outside of the U.S. In February 2009, we received an upfront payment of $7.0 million and will receive up to approximately an additional $5.0 million in payments for the sale of our existing inventory of Dyloject. Additionally, the agreement provides for up to $59.5 million if certain sales and regulatory milestones are met. The agreement shall continue in full force and effect on a country-by-country basis as long as any product licensed under the agreement is being developed or commercialized for use in any disease, disorder, or condition in humans. Either party may terminate upon written notice upon the occurrence of certain events, including material breach or bankruptcy, subject to certain cure provisions and restrictions. In addition, Therabel may terminate the agreement following a specified period of prior written notice to us.

In May 2008, we sold 11,423,106 shares of our Common Stock to certain institutional and individual investors in a registered direct offering at $2.41 per share. The aggregate gross proceeds from the offering were approximately $27.5 million, and the aggregate net proceeds, after deducting the fees of the placement agents and other offering expenses, were approximately $25.8 million. We are using the net proceeds from this offering to fund clinical research and development programs, the commercialization and manufacturing of our product and our product candidates, and for other general corporate purposes. The common stock sold in the offering has been registered on a universal shelf registration statement on Form S-3 (No. 333-149090) that was filed with the Securities and Exchange Commission (the "SEC") on February 6, 2008 and declared effective by the SEC on February 12, 2008, and under which approximately $32.5 million remains available for future issuance.

On February 6, 2007 we filed a shelf registration statement with the SEC (No. 333-140481) which was declared effective on February 12, 2007, pursuant to which we sold in May 2007 an aggregate of 7,549,300 shares of common stock, which consisted of 7,100,000 shares in an underwritten public offering at a price to the public of $6.00 per share, and 449,300 shares purchased by our underwriters at a price of $6.00 per share. Net proceeds from the offering were approximately $41.8 million, net of approximately $2.9 million for underwriting fees and $0.6 million of additional offering expenses. Approximately $4.7 million remains available for future issuance under this registration statement.

On November 7, 2005 we closed a private placement consisting of the sale of approximately 14.2 million shares of our common stock and 711,111 warrants for net proceeds of approximately $29.8 million. In December 2004, we raised approximately $18.1 million through the sale of approximately 6.1 million shares of our common stock at $2.95 per share in a private placement.

Although we believe that our existing cash resources, in addition to the funds we anticipate receiving pursuant to our agreement with Therabel, will be sufficient to support the current operating plan at least through December 31, 2009, we will need additional financing to support our operating plan thereafter or we will need to modify our operating plan accordingly. We may raise additional funds through the private and/or public sale of our equity and/or debt securities. We may need to raise additional funds to meet long-term planned goals. There can be no assurance that additional financing, if at all available, can be obtained on terms acceptable to us. If we are unable to obtain such additional financing, future operations will need to be scaled back or discontinued.

As a development stage enterprise, our primary efforts, to date, have been devoted to conducting research and development, raising capital, forming collaborations and recruiting staff. We have limited capital resources and revenues, have experienced a $157.5 million net loss attributable to our common stockholders and have had negative cash flows from operations since inception. These losses have resulted principally from costs incurred in research and development activities, including acquisition of technology rights, increasing costs related to potential future commercialization of our product candidates, and selling, general and administrative expenses. As of December 31, 2008, we have paid an aggregate of $5.6 million and $6.0 million in cash since inception to West Pharmaceutical and Shimoda Biotech (Proprietary) Ltd., respectively, pursuant to agreements that we have entered into with these entities. We expect to incur additional operating losses until such time as we generate sufficient revenue to offset expenses, and we may never achieve profitable operations.

We expect our cash requirements for operating activities will increase due to the following future activities:

- Conducting clinical programs, including Phase 3 clinical trials to support regulatory submissions and label extensions of our product candidates;
- Continuing to support Good Manufacturing Practices ("GMP") drug supply requirements of our nonclinical and clinical trials; completing formal stability testing, analytical development, methods development, specification development and commercial scale-up;
- Conducting commercialization activities in support the product launch of any of our product candidates, including pre-launch planning, development of market plans, production of commercial stock, pricing and reimbursement application, development of regional sales and marketing capabilities;
- Maintaining, protecting and expanding our intellectual property;
- Developing expanded internal infrastructure; and
- Hiring additional personnel.

Cash used in operating activities

From inception through December 31, 2008, net cash used in operating activities was approximately $112.9 million. Net cash used in operating activities increased to approximately $38.8 million for the year ended December 31, 2008 from approximately $25.1 million for the year ended December 31, 2007.

Net cash used in operating activities for the year ended December 31, 2008 consists primarily of our net loss of $43.5 million. The increase in net cash used in operating activities was due primarily to higher cash outflows associated with an increase in selling, general and administrative expenses and research and development activity in 2008. Significant increases were directly related to salaries, benefits and infrastructure costs related to the addition of several new personnel, sales and marketing costs associated with the commercial launch of Dyloject, and advancing our research and development clinical trials for two of our product candidates, Dyloject and Ereska. Operating cash flows differ from net income as a result of non-cash charges or changes in working capital, primarily our non-cash stock-based compensation expenses of approximately $3.3 million, amortization of intangible assets of $0.3 million, depreciation of $0.3 million and the impairment of our auction rate securities of $0.2 million. Also in 2008, increases in our outstanding payables and accrued liabilities impacted cash by approximately $2.0 million, while our inventory increased by approximately $1.7 million. This inventory will be sold in conjunction with the Therabel transaction.

Net cash used in operating activities increased to approximately $25.1 million for the year ended December 31, 2007 from approximately $12.5 million for the year ended December 31, 2006.

Net cash used in operating activities for the year ended December 31, 2007 consisted primarily of our net loss of $31.0 million. The increase in net cash used for operating activities was due primarily to higher cash outflows associated with an increase in selling, general and administrative expenses and research and development activity in 2007. Significant increases were directly related to salaries, benefits and infrastructure costs related to the addition of several new personnel, advancing our research and development clinical trials for each of our product candidates, and increased pre- and post-launch planning and development costs associated with commercialization of Dyloject. Operating cash flows differ from net income as a result of non-cash charges or changes in working capital, primarily our non-cash stock-based compensation expenses of approximately $3.5 million. Also in 2007, our outstanding payables and accrued liabilities increased by approximately $3.0 million, while our prepaid expenses and other current assets increased by approximately $1.1 million.

Cash used in investing activities

From inception through December 31, 2008, net cash used in investing activities was approximately $7.3 million, primarily related to the net purchases of marketable securities available for sale and cash used in the acquisition of intangible assets and fixed assets. Net cash provided by investing activities was approximately $16.6 million for the year ended December 31, 2008 compared to net cash used in investing activities of $12.0 million for the year ended December 31, 2007.

Net cash provided by investing activities in 2008 was primarily the result of $19.6 million of net redemptions of our marketable securities to more secure cash and cash equivalent investments as global market conditions were eroding, and to fund operations. Additionally, in December 2008 we paid $2.0 million to Shimoda for the achievement of a commercialization milestone related to our Dyloject product, which we had previously accrued and recorded as an intangible asset in 2007. Additionally, cash outflows related to capital expenditures were $0.9 million, primarily related to leasehold improvements in our corporate offices and equipment purchases. We expect that cash used for investing activities in 2009 will fluctuate based on future financing and the need to utilize our current investments for operations or capital improvements.

Net cash used in investing activities increased to approximately $12.0 million for the year ended December 31, 2007 from approximately $11.6 million for the year ended December 31, 2006.

Net cash used in investing activities increased primarily due to lower net purchases of short term marketable securities in 2007. Purchases increased by $34.1 million in 2007 as proceeds from our 2007 financing were invested primarily in short term marketable securities in the second quarter of 2007. Gross proceeds from sales and maturities increased by approximately $35.7 million compared to 2006. However, some proceeds were transferred to cash equivalents to be utilized for operations instead of being reinvested in marketable securities. Additionally, in December 2007 we paid $1.8 million to Shimoda for the achievement of a commercialization milestone related to our Dyloject product. In compliance with our policy, the milestone has been recorded as an intangible asset on our consolidated balance sheet as it relates to a commercialized product with future economic benefit, and is being amortized over the remaining life of the patents. From inception to December 31, 2007, capital expenditures were not material resulting from our use of contract manufacturing facilities and leased office space.

Cash provided by financing activities

From inception through December 31, 2008, net cash provided by financing activities was approximately $140.3 million. For the years ended December 31, 2008 and 2007, net cash provided by financing activities was $26.3 million and $43.8 million, respectively.

For 2008, net cash from financing activities related to proceeds from the May 2008 registered direct offering to certain institutional and individual investors from the sale of our common stock, which generated net proceeds, after deducting the fees of the placement agents and other offering expenses, of approximately $25.8 million; and approximately $0.5 million from the exercise of certain stock options.

For 2007, net cash from financing activities related to proceeds from the May 2007 underwritten public offering which generated net proceeds from the sale of common stock of approximately $41.8 million; approximately $0.6 million from the exercise of warrants; and approximately $1.4 million from the exercise of certain stock options.

Commitments

The following table summarizes our commitments as of December 31, 2008:

	Payments due by period				
	Total	< 1 Year	1-3 Years	3-5 Years	Beyond 5 Years
Operating leases (1)	$ 2,718,681	$ 806,172	$ 1,578,090	$ 334,419	$—
Shimoda License Agreement (2)	2,000,000	2,000,000	—	—	—
Archimedes License Agreements (3)	5,000,000	—	5,000,000	—	—
Manufacturing Supply Agreements (4)	15,223,020	1,993,020	1,890,000	11,340,000	—
	$ 24,941,701	$ 4,799,192	$ 8,468,090	$ 11,674,419	$—

(1) We lease approximately 24,713 square feet of general office space in Cambridge, Massachusetts and Lake Success, NY, as well as smaller offices in the U.K. and Germany, in addition to small equipment leases. The U.K. office lease was assumed by Therabel under the terms of the Dyloject EU commercialization transaction with Javelin. We plan to close Germany and the Lake Success, NY offices at the conclusion of the current lease obligations in March 2009 and October 2009, respectively.

(2) Under the license agreement with Shimoda Biotech, Ltd. we are obligated to make aggregate remaining milestone payments of approximately $2.0 million upon the occurrence of specified developmental milestones, which include the filing of an NDA with the FDA for Dyloject, the approval of an NDA by the FDA and the first commercial sale of a licensed product and pay a royalty based upon our and our sublicensees' sales of products, which is subject to change, as noted.

(3) Under the license agreements with Archimedes Pharma Limited (assigned from West Pharmaceutical Services, Inc.), we may be required to pay an aggregate of $5.0 million for research and development milestones if certain defined events occur, which include the first filing of a marketing authorization application with a regulatory agency, first approval of a marketing authorization application and the first commercial sale of a licensed product, which is subject to change, as noted.

The timing of the remaining milestones is dependent upon factors that are beyond our control, including our ability to recruit patients, the outcome of future clinical trials and any requirements imposed on our clinical trials by regulatory agencies. However, for the purpose of the above table, we have assumed that the payment of the milestones will occur between one to three years, from December 31, 2008.

(4) Under our U.S. Manufacturing Agreement with Baxter Healthcare Corporation ("Baxter"), we committed to purchase at least $13,230,000 worth of Dyloject product manufactured to our specifications, commencing upon regulatory approval from the FDA. As is customary in such agreements, either party may terminate upon written notice upon the occurrence of certain events, including breach, bankruptcy, insolvency or, subject to certain cure provisions and restrictions, including the lack of FDA approval for Dyloject by a specified date for Baxter.

Purchase Commitments

In February 2007, we entered into a Commercial Supply Agreement (the "Supply Agreement") with Precision Pharma Services, Inc. ("Precision"). The initial term of the Supply Agreement was two years. Under the Supply Agreement, Precision agreed to manufacture our requirements for the supply of Dyloject, in accordance with U.S. and E.U. good manufacturing practices. We committed to purchase at least $7,650,000 worth of product during the two year period beginning on April 1, 2007. In December 2008, both parties mutually agreed not to extend the Supply Agreement. With the decision not to extend the Supply Agreement, both parties agreed that no further obligations will be required on our behalf.

In May 2007, we entered into a Development and Toll Manufacturing Agreement (the "Manufacturing Agreement") with Baxter Healthcare Corporation ("Baxter"). The agreement is for U.S. drug supply and has a three year term, renewable thereafter in one-year increments. Under the Manufacturing Agreement, we committed to purchase at least $13,230,000 worth of Dyloject™ product manufactured to our specifications, commencing upon regulatory approval from the U.S. Food and Drug Administration ("FDA"). As is customary in such agreements, either party may terminate upon written notice upon the occurrence of certain events, including breach, bankruptcy, insolvency or, subject to certain cure provisions and restrictions, the lack of FDA approval for Dyloject by a specified date.

In July 2008, we entered into a Development and Toll Manufacturing Agreement (the "EU Manufacturing Agreement") with Baxter for drug supply in the EU. Under the EU Manufacturing Agreement, we committed to purchase approximately $3.65 million worth of Dyloject product manufactured to our specifications. The EU Manufacturing Agreement commenced on July 30, 2008 and runs until the third anniversary of the receipt of a first regulatory approval necessary for the manufacture, in Baxter's facility, of Dyloject for selected European countries. Such approval was received in the first quarter of 2009. Thereafter, the EU Manufacturing Agreement is renewable in one-year increments. As is customary in such agreements, either party may terminate upon written notice upon the occurrence of certain events, including breach, insolvency or the lack of Medicines and Healthcare Products Regulatory Agency or European Medicines Agency approval for Dyloject by a specified date, subject to certain cure provisions and restrictions. In February 2009, in conjunction with the Therabel transaction detailed previously, we assigned this agreement to Therabel, thereby relieving us of any purchase commitments under the EU Manufacturing Agreement so long as the Therabel collaboration is in force during the three year period of the EU Manufacturing Agreement.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition We have been awarded government grants and contracts from the U.S. Department of Defense ("DOD") and the National Institutes of Health (the "NIH"), which are used to subsidize our research and development projects. The DOD reimburses us for certain research and development subproject costs related to the Ereska development program. DOD and NIH revenue is recognized as subsidized project costs for each period are incurred. Contract and grant revenue is derived from internal headcount expense and external contractual expense, both of which are highly dependent on the timing, order and relationship of individual reimbursable subprojects. Our grant submissions may fluctuate from period to period due to the timing and scope of these activities and the results of studies and clinical trials. As of December 31, 2006, we had utilized all available contract and grant funding.

With the exception of revenues derived from government grants and contracts, and product revenues in 2008 from sales of Dyloject in the U.K., we have generated no operating revenues since our inception.

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; collectability is reasonably assured; and title and the risk and rewards of ownership have transferred to the buyer. Our product revenue consists of sales of Dyloject in the U.K., which began in the first quarter of 2008. During 2008, we sold product directly to hospitals upon approval from their formulary process at a price which has been approved by the U.K. National Health Services. Due to the nature of our pricing as approved by the U.K. National Health Services and the national healthcare process, our sales do not have any provisions for chargebacks, rebates, discounts or other adjustments to gross revenue recorded.

Our return policy allows for returns based on subjective criteria of the buyer for a limited period of time after the product is delivered. Because we started recording sales in the first quarter of 2008, we do not have a significant amount of history to draw upon in determining the level of returns that we might experience based on our return policy. As such, we believe it is appropriate not to record revenue on those shipments occurring in the reporting period that could be returned in the following reporting period, and will recognize revenues on those shipments when the right of return restrictions lapse in the subsequent period.

Marketable Securities As of December 31, 2008, our marketable securities consist of student loan auction rate securities issued by a state agency and an auction rate security of a closed end mutual fund. The closed end mutual fund primarily invests in common stocks, including dividend paying common stocks such as those issued by utilities, real estate investment trusts and regulated investment companies under the Internal Revenue Code. The fund also invests in fixed income securities such as U.S. government securities, preferred stocks and bonds. Due to adverse developments in the global credit and capital markets during 2008, certain auctions have failed as a result of liquidity issues and there is little to no current market activity for these instruments. As a result Level 1 and Level 2 pricing inputs are unavailable to support the fair value of these securities. Therefore, we have classified these securities as Level 3 at December 31, 2008. In the fourth quarter of 2008, with the help of a third party valuation specialist, management determined that the fair value of these auction rate securities is impaired on an other-than-temporary basis. This judgment was determined based on a qualitative and quantitative analysis of each security. This included a review of each security's collateral, ratings and insurance in order to assess default risk, credit spread risk and downgrade risk. Additionally, a risk assessment was prepared for each security based on the details of each security, as well as the influence of various credit risks and overall credit environment. As a result of this analysis, we determined the fair value was below carrying value, and recorded a charge to the results of operations to reflect the impairment in the amount of $213,090. If the auction rate markets continue to deteriorate for these securities, additional impairments could be necessary.

Inventory Inventory is valued at the lower of cost or market, with cost determined under the first-in, first-out, or FIFO, method. At December 31, 2008 and 2007, our inventory consisted entirely of Dyloject. We make the decision to capitalize inventory costs associated with our products at the point we believe future economic benefit will be realized, generally upon regulatory approval. Our inventory is currently manufactured by a third party manufacturer in the US. We do not capitalize inventory produced by the manufacturer until a batch is completed and released. A batch is released after testing and acceptance of the batch as commercially viable. At that point, we assume ownership and title to the inventory, and incur a liability. We do not have economic responsibility for product that is not commercially viable. Our inventory is initially considered work-in-process, as it is considered brite stock until it is labeled and packaged. Inventory is considered finished goods upon successful labeling and packaging of the product.

Inventory is relieved to cost of goods sold upon sale at actual cost of production. We periodically review our inventories for excess or obsolete inventory and write-down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual net realizable value is less than that estimated by us, or if there are any further determinations that inventory will not be marketable based on estimates of demand, additional inventory write-downs may be required.

Long-lived Assets Long-lived assets to be held and used, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Included in the assessment of intangibles, significant weight was given to the patent life of the intangible. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their estimated fair values. Long-lived assets to be disposed of are carried at fair value less costs to sell.

Research and Development Costs Since our inception, we have incurred approximately $103.1 million of research and development costs. The major research projects undertaken by us include the development of Dyloject, Ereska and Rylomine. We expense all research and development costs as incurred for which there is no alternative future use. For various reasons, many of which are outside our control, including timing and results of our clinical trials, obtaining regulatory approval and dependence on third parties, we cannot estimate the total remaining costs to be incurred to commercialize our products, nor is it possible to estimate when, if ever, any of our products will be approved by regulatory agencies for commercial sale. In addition, we may experience adverse results in the development of our products, which could result in significant delays in obtaining approval to sell our products, additional costs to be incurred to obtain regulatory approval or failure to obtain regulatory approval. In the event any of our product candidates were to experience setbacks, it would have a material adverse effect on our financial position and operating results. Even if we successfully complete development and obtain regulatory approval of one or more of our products, failure of physicians and patients to accept our products as a safe, cost-effective alternative compared to existing products would have a material adverse effect on our business.

Share-based Payments We make certain assumptions in order to value and expense our various share-based payment awards. In connection with valuing stock options and warrants, we use the Black-Scholes model, which requires us to estimate certain subjective assumptions. The key assumptions we make are: the expected volatility of our stock; the expected term of the award; and the expected forfeiture rate.

We review our valuation assumptions periodically and, as a result, we may change our valuation assumptions used to value stock-based awards granted in future periods. Such changes may lead to a significant change in the expense we recognize in connection with share-based payments.

Income Taxes As of December 31, 2008, we had approximately $111.3 million of domestic net operating loss carry forwards which expire on various dates through 2028. These loss carry forwards are available to reduce future federal and state taxable income, if any. These loss carry forwards are subject to review and possible adjustment by the appropriate taxing authorities. We have incurred operating losses since inception and have established valuation allowances equal to the total deferred tax assets due to the uncertainty with respect to achieving profitable operations in the future. Should the uncertainty regarding our ability to achieve profitable operations change in the future, we would reverse all or a portion of the valuation allowance, the effect of which could be material to our financial statements.

Contingencies and Litigation

There has been, and we expect there may be, significant litigation in the industry regarding commercial practices, regulatory issues, pricing, and patents and other intellectual property rights. Certain adverse unfavorable rulings or decisions in the future could create variability or have a material adverse effect on our future results of operations and financial position.

Off Balance Sheet Arrangements

Certain warrants issued in conjunction with our common stock financing are equity linked derivatives and accordingly represent an off balance sheet arrangement. These warrants meet the scope exception in paragraph 11(a) of Statement of Financial Accounting Standards No. 133 - "Accounting for Derivative Instruments and Hedging Activities," or SFAS 133, and are accordingly not accounted for as derivatives for purposes of SFAS 133, but instead included as a component of equity. See Footnote 8 to the consolidated financial statements and the Consolidated Statement of Stockholders' Equity for more information.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 159 effective January 1, 2008 and decided not to elect the fair value option for our existing financial assets and liabilities. Therefore, adoption of SFAS No. 159 did not have any impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. We do not currently expect this pronouncement to have a significant impact on our financial statements.

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. The impact of FSP FAS 142-3 will depend on the size and nature of acquisitions, if any, on or after January 1, 2009.

In December 2007, the FASB issued Emerging Issues Task Force (EITF) Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This Issue is effective for us beginning January 1, 2009, and will be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. While management has not yet completed its analysis, it does not anticipate that the implementation of EITF 07-1 will be material to the consolidated financial position or results of operations.

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB *Statement No. 157* ," which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. We adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Related to Interest Rates and Foreign Currency

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates; however, we believe those risks to be not material in relation to our operations. We do not have any derivative financial instruments.

Interest Rate Risk

As of December 31, 2008, our cash included approximately $18.5 million of money market securities, and $1.6 million in auction rate marketable securities. Due to the short term duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Foreign Currency Exchange Risk

Substantially all of our operations are denominated in U.S. dollars and, as a result, we have relatively little exposure to foreign currency exchange risk. In 2008, we had sales and marketing operations in the U.K. and, to a lesser extent, Germany. Additionally, our product revenues were from the U.K. As a result, our financial position, results of operations and cash flows can be affected by market fluctuations in foreign currency exchange rates, primarily British pound and Euro. We do not use forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. Due to the licensing of Dyloject to Therabel in January 2009, we will have minimal transactions in foreign currency in 2009. Therefore, the effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

	Page
Reports of Independent Registered Public Accounting Firms	18
Consolidated Balance Sheets as of December 31, 2008 and 2007	21
Consolidated Statements of Operations for the years ended December 31, 2008, 2007, and 2006, and the cumulative period from February 23, 1998 (inception) to December 31, 2008	22
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit) for the period from February 23, 1998 (inception) to December 31, 2008, including the years ended December 31, 2008, 2007 and 2006	23
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006, and the cumulative period from February 23, 1998 (inception) to December 31, 2008	25
Notes to the Consolidated Financial Statements	28

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Javelin Pharmaceuticals, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Javelin Pharmaceuticals, Inc. and Subsidiaries (a development stage enterprise) (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2008 and the amounts included in the cumulative columns in the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Javelin Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 and the amounts included in the cumulative columns in the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Javelin Pharmaceuticals, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2009 expressed an unqualified opinion on the effectiveness of Javelin Pharmaceuticals, Inc. and Subsidiaries' internal control over financial reporting.

/s/ McGladrey & Pullen, LLP

Burlington, Massachusetts
March 12, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Javelin Pharmaceuticals, Inc. and Subsidiaries

We have audited Javelin Pharmaceuticals, Inc. and Subsidiaries' (a development stage enterprise) (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Javelin Pharmaceuticals, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting* . Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Javelin Pharmaceuticals, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Javelin Pharmaceuticals, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 2008 and 2007 and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2008, and the amounts included in the cumulative columns in the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 12, 2009 expressed an unqualified opinion.

/s/ McGladrey & Pullen, LLP

Burlington, Massachusetts
March 12, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Javelin Pharmaceuticals, Inc.

In our opinion, the consolidated statements of operations, changes in redeemable preferred stock and stockholders' equity (deficit) and cash flows for the period from February 23, 1998 (inception) to December 31, 2005 (not separately presented) present fairly, in all material respects, the results of operations and cash flows of Javelin Pharmaceuticals, Inc. (formerly Intrac, Inc.) and its subsidiary (a development stage enterprise) (the "Company") for the period from February 23, 1998 (inception) to December 31, 2005 (not separately presented), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company has recurring losses and limited capital resources.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 14, 2006

Javelin Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 20,057,937	$ 15,931,243
Short term marketable securities available for sale	—	21,319,150
Accounts receivable, product sales	470,288	—
Inventory	1,847,904	116,143
Prepaid expenses and other current assets	511,820	1,289,809
Total current assets	22,887,949	38,656,345
Long term marketable securities available-for-sale	1,586,910	—
Fixed assets, at cost, net of accumulated depreciation	1,195,670	545,195
Intangible assets, net of accumulated amortization	3,480,248	3,795,577
Other assets	154,918	154,498
Total assets	29,305,695	43,151,615
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	8,119,006	8,156,788
Deferred lease liability	513,519	484,141
Total current liabilities	8,632,525	8,640,929
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.001 par value, 5,000,000 shares authorized as of December 31, 2008 and 2007, none of which are outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized as of December 31, 2008 and 2007, respectively; 60,649,358 and 48,990,845 shares issued and outstanding at December 31, 2008 and 2007, respectively	60,649	48,990
Additional paid-in capital	174,534,897	144,922,785
Accumulated other comprehensive income	10,383	8,594
Deficit accumulated during the development stage	(153,932,759)	(110,469,683)
Total stockholders' equity	20,673,170	34,510,686
Total liabilities and stockholders' equity	$ 29,305,695	$ 43,151,615

The accompanying notes are an integral part of the consolidated financial statements.

Javelin Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statements of Operations

	Year Ended December 31,			Cumulative from February 23, 1998 (inception) to December 31,
	2008	2007	2006	2008
Revenues:				
Product revenue	$ 1,101,613	$ —	$ —	$ 1,101,613
Government grants and contracts	—	—	842,171	5,804,824
Total revenues	1,101,613	—	842,171	6,906,437
Costs and expenses:				
Cost of product revenue	849,591	—	—	849,591
Research and development	26,830,617	19,018,854	10,854,116	103,067,184
Selling, general and administrative	17,219,518	13,810,772	9,608,598	60,760,883(1)
Depreciation and amortization	293,509	97,650	61,008	569,772
Total costs and expenses	45,193,235	32,927,276	20,523,722	165,247,430
Operating loss	(44,091,622)	(32,927,276)	(19,681,551)	(158,340,993)
Other income (expense):				
Interest expense	—	(699)	(47)	(944,657)
Interest income	921,238	1,896,601	1,282,604	5,040,598
Other income (expense)	(276,241)	—	600,758	328,744
Total other income, net	644,997	1,895,902	1,883,315	4,424,685
Loss before income tax provision	(43,446,625)	(31,031,374)	(17,798,236)	(153,916,308)
Income tax provision	16,451	—	—	16,451
Net loss	(43,463,076)	(31,031,374)	(17,798,236)	(153,932,759)
Deemed dividend related to beneficial conversion feature of Series B redeemable convertible preferred stock	—	—	—	(3,559,305)
Net loss attributable to common stockholders	$(43,463,076)	$(31,031,374)	$(17,798,236)	$ (157,492,064)
Net loss per share attributable to common stockholders				
Basic and diluted	($0.77)	($0.68)	($0.44)	
Weighted average shares	56,184,146	45,462,653	40,179,543	

(1) Includes related party transaction of $1,075,182 cumulative from February 23, 1998 (inception) through December 31, 2002 (see note 14).

The accompanying notes are an integral part of the consolidated financial statements.

Javelin Pharmaceuticals, Inc.
(A Development Stage Enterprise)
Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit)
For the period from February 23, 1998 (inception) to December 31, 2008, including the years ended December 31, 2008, 2007 and 2006

	Series A Redeemable Preferred Stock		Series B Redeemable Preferred Stock		Series C Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Unearned Com-pensation	Stock Sub-scription Receivable	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount						
Sale of Common Stock to founders at inception for cash ($0.001 per share)							4,540,812	$ 4,541	$ 457		$(3,749)			$ 1,249
Value of services provided by an affiliate (see Note 14)									89,531					89,531
Net loss for the period February 23, 1998 (inception) to December 31, 1998													$ (470,200)	(470,200)
Balance at December 31, 1998							4,540,812	4,541	89,988		(3,749)		(470,200)	(379,420)
Issuance of 236,128 warrants in June in connection with bridge financing (see Note 9)									101,564					101,564
Issuance of Common Stock to consultant in June for services (see Note 8)							192,985	193	93,263		(106)			93,350
Issuance of 204,336 warrants to consultants in August for services (see Note 9)									98,598					98,598
Value of services provided by an affiliate (see Note 14)									155,917					155,917
Net loss for the year ended December 31, 1999													(1,205,559)	(1,205,559)
Balance at December 31, 1999							4,733,797	4,734	539,330		(3,855)		(1,675,759)	(1,135,550)
Issuance of 15,522 warrants to an advisor for services in connection with sales of Series A redeemable preferred stock in August (see Note 8)		$ (55,790)							55,790					55,790
Exercise of warrants by consultants							204,336	204	(6)					198
Issuance of Common Stock in connection with acquisition of a license in September (see Note 1)							5,174,257	5,175	18,599,825					18,605,000
Sale of 160.565 Units for cash in September ($100,000 per Unit), net of offering expenses of $1,157,572	4,014,125	14,898,928												
Issuance of Preferred A warrants in September (see Note 8)		(960,361)							960,361					960,361
Issuance of Preferred A Finders Units for services in September (see Note 8)		(107,825)							107,825					107,825
Payment of stock subscription receivable											3,201			3,201
Non-cash compensation in connection with issuance of stock options to non-employees in August and November (see Note 12)									707,550					707,550
Value of services provided by an affiliate (see Note 14)									163,376					163,376
Net loss for the year ended December 31, 2000													(23,023,842)	(23,023,842)
Balance at December 31, 2000	4,014,125	13,774,952					10,112,390	10,113	21,134,051		(654)		(24,699,601)	(3,556,091)
Issuance of Series B Preferred with a beneficial conversion feature for cash in December (see Note 8)			989,991	$ 1,935,044					3,559,305					3,559,305
Expenses in connection with sale of Series B stock				(474,317)										
Deemed dividend related to beneficial conversion feature of Series B stock (see Note 8)				3,559,305					(3,559,305)					(3,559,305)
Payment of stock subscription receivable											544			544
Exercise of warrants by a consultant							15,522	15						15
Exercise of bridge warrants							15,893	16	138					154
Value of services provided by an affiliate (see Note 14)									481,299					481,299
Net loss for the year ended December 31, 2001													(8,067,699)	(8,067,699)
Balance at December 31, 2001	4,014,125	13,774,952	989,991	5,020,032			10,143,805	10,144	21,615,488		(110)		(32,767,300)	(11,141,778)
Issuance of compensatory stock options to members of the Board of Directors (see Note 12)									1,431,498	$(1,431,498)				—
Amortization of unearned compensation										1,264,522				1,264,522
Value of services provided by an affiliate (see Note 14)									185,059					185,059
Non-cash compensation in connection with issuance of stock options to a non-employee in September (see Note 12)									62,564					62,564
Reversal of subscription receivable											110			110
Net loss for the period ended December 31, 2002													(8,059,081)	(8,059,081)
Balance at December 31, 2002	4,014,125	13,774,952	989,991	5,020,032			10,143,805	10,144	23,294,609	(166,976)	—		(40,826,381)	(17,688,604)
Amortization of unearned compensation										113,069				113,069
Issuance of Series C Preferred as license payment in August (see Note 10)					65,360	$ 100,000								
Conversion of Merger Note to Series C stock in August (see Note 9)					339,736	519,795								
Sale of Series C Preferred for cash in August ($1.53 per share), net of issuance expenses of $132,496					2,549,254	3,767,856								
Non-cash compensation in connection with issuance of stock options to a non-employee in October (see Note 12)									57,672					57,672
Exercise of bridge warrants (see Note 9)							2,270	2	20					22
Net loss for the period ended December 31, 2003													(3,155,092)	(3,155,092)
Balance at December 31, 2003	4,014,125	13,774,952	989,991	5,020,032	2,954,350	4,387,651	10,146,075	10,146	23,352,301	(53,907)	—	—	(43,981,473)	(20,672,933)
Conversion of Series A, B and C Preferred Stock to Common Stock (see Note 8)	(4,014,125)	(13,774,952)	(989,991)	(5,020,032)	(2,954,350)	(4,387,651)	8,187,259	8,187	23,174,448					23,182,635
Sale of common stock in a private placement (net of expense of $1,853,224) (see Note 8)							6,139,913	6,140	16,227,307					16,233,447
Merger transaction with Intrac, Inc. (see Note 1)							1,153,190	1,153	(1,153)					—
Non-cash compensation in connection with issuance of stock options to non-employees (see Note 12)									132,501					132,501
Issuance of compensatory stock options to employees (see Note 12)									1,094,793	(1,094,793)				—
Amortization of unearned compensation										198,351				198,351
Issuance of 226,314 warrants in November in connection with Bridge Debenture financing (see Note 9)									314,795					314,795
Net loss for the period ended December 31, 2004													(7,046,828)	(7,046,828)
Balance at December 31, 2004	—	—	—	—	—	—	25,626,437	25,626	64,294,992	(950,349)	—	—	(51,028,301)	12,341,968
Sale of common stock in a private placement (net of expense of $2,225,411) (see Note 8)							14,222,215	14,222	29,760,351					29,774,573
Cancellation of compensatory stock options to employees									(50,921)	50,921				—
Modification of employee stock options									125,897					125,897
Issuance of 80,184 warrants to consultants (see Note 8)									152,290					152,290
Issuance of 40,000 options to consultants (see Note 8)									95,200					95,200
Exercise of 1999 Bridge Warrants							217,964	217	1,962					2,179

Exercise of Series A Warrants							26,518	27	102,598					102,625
Issuance of stock for license payment							169,735	170	499,830					500,000
Exercise of Stock Options							1,241	1	11					12
Issuance of stock for liquidation damages							140,867	141	373,158					373,299
Amortization of unearned compensation										345,672				345,672
Net loss for the period ended December 31, 2005													(10,611,772)	(10,611,772)
Balance at December 31, 2005	—	—	—	—	—	—	40,404,977	40,404	95,355,368	(553,756)	—	—	(61,640,073)	33,201,943
Net loss for the period ended December 31, 2006													(17,798,236)	(17,798,236)
Unrealized loss on investments												(5,117)		(5,117)
Total comprehensive income (loss)														(17,803,353)
Exercise of 2005 private placement warrants							4,444	4	9,995					9,999
Reclassification of unearned compensation									(553,756)	553,756				—
Stock-based compensation expense									2,822,939					2,822,939
Balance at December 31, 2006	—	—	—	—	—	—	40,409,421	40,409	97,634,546	—	—	(5,117)	(79,356,309)	18,231,529
Net loss for the period ended December 31, 2007													(31,031,374)	(31,031,374)
Unrealized loss on investments												13,712		13,712
Total comprehensive income (loss)														(31,017,663)
Stock-based compensation expense									3,460,050					3,460,050
Exercise of stock options							595,567	596	1,400,151					1,400,746
Exercise of warrants and units							436,557	436	637,875					638,312
Sale of common stock under a public offering, net of costs of $3,498,087							7,549,300	7,549	41,790,164					41,797,713
Balance at December 31, 2007	—	—	—	—	—	—	48,990,845	48,990	144,922,785	—	—	8,594	(110,469,683)	34,510,686
Net loss for the period ended December 31, 2008													(43,463,076)	(43,463,076)
Cumulative translation adjustment												10,383		10,383
Unrealized loss on investments												(8,594)		(8,594)
Total comprehensive income (loss)														(43,461,287)
Stock-based compensation expense									3,334,678					3,334,678
Exercise of stock options							206,522	207	507,154					507,361
Shares issued for Employees Stock Purchase Plan							28,885	29	19,858					19,887
Sale of common stock under a public offering, net of costs of $1,767,857							11,423,106	11,423	25,750,422					25,761,845
Balance at December 31, 2008	—	—	—	—	—	—	60,649,358	60,649	174,534,897	—	—	10,383	(153,932,759)	20,673,170

Securities issued in connection with services or financings were valued based upon the estimate of fair value of the securities issued as determined by the Company's Management.

The accompanying notes are an integral part of the consolidated financial statements.

Javelin Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statement of Cash Flows

	Year Ended December 31,			Cumulative from February 23, 1998 (inception) to December 31, 2008
	2008	2007	2006	
Cash flows from operating activities:				
Net loss	$(43,463,076)	$(31,031,374)	$(17,798,236)	$ (153,932,759)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation	293,509	97,650	61,008	569,772
Amortization of intangible asset	315,329	4,423		319,752
Stock-based compensation expense	3,334,678	3,460,050	2,822,939	9,617,667
Impairment of long-term marketable securities	213,090	—	—	213,090
Realized gain on sale of marketable securities	(34,773)			(34,773)
Amortization of premium/discount on marketable securities	(6,324)	(2,364)	(36,174)	(44,862)
Amortization of deferred financing costs	—	—	—	252,317
Amortization of original issue discount	—	—	—	101,564
Amortization of unearned compensation	—	—	—	345,672
Non-cash expense recognized with issuance of Common Stock in connection with acquisition of a license	—	—	—	18,600,000
Non-cash expense recognized with issuance of Preferred Stock for license milestone	—	—	—	100,000
Non-cash expense recognized with issuance of Common Stock in connection with liquidation damages	—	—	—	373,299
Amortization of discount on debenture	—	—	—	314,795
Stock options and warrants issued in consideration for services rendered	—	—	—	3,003,076
Non-cash expense contributed by affiliate	—	—	—	1,075,182
Changes in assets and liabilities:				
Decrease in grant receivable	—	113,645	459,856	—
Increase in inventory	(1,731,761)	(116,143)	—	(1,847,904)
(Increase) decrease in prepaid expenses, other current assets and other assets	305,952	(1,089,491)	41,329	(1,118,561)
Increase in accounts payable, accrued expenses and other liabilities	1,972,602	3,007,073	1,943,756	8,131,057
(Decrease) increase in deferred revenue	—	—	(19,522)	—
Increase in deferred lease liability	29,378	426,272	47,998	513,519
Increase in due to Licensor	—	—	—	500,000
Net cash used in operating activities	(38,771,396)	(25,130,259)	(12,477,046)	(112,948,097)
Cash flows from investing activities:				
Purchases of short term marketable securities	(2,100,000)	(57,401,400)	(23,250,617)	(82,752,017)
Redemption of short term marketable securities	21,651,653	47,560,000	11,820,000	81,031,653
Acquisition of intangible assets	(2,000,000)	(1,800,000)	—	(3,800,000)
Capital expenditures	(942,656)	(405,682)	(136,306)	(1,764,115)
Net cash (used in) provided by investing activities	16,608,997	(12,047,082)	(11,566,923)	(7,284,479)
Cash flows from financing activities:				
Proceeds from exercise of warrants	—	636,646	9,999	752,213
Proceeds from shares issued under ESPP	19,887	—	—	19,887
Proceeds from exercise of stock options	507,361	1,400,746	—	1,908,119
Proceeds from sale of Common Stock	27,529,702	45,295,800	—	122,921,776
Proceeds from sale of Preferred Stock	—	—	—	25,451,201
Expenses associated with sale of Common Stock	(1,767,857)	(3,498,087)	—	(9,344,579)
Expenses associated with sale of Preferred Stock	—	—	—	(1,764,385)
Proceeds from notes payable	—	—	—	2,015,000
Proceeds from issuance of debenture	—	—	—	1,000,000
Repayment of debenture	—	—	—	(1,000,000)
Expenses associated with notes payable	—	—	—	(153,719)
Repayment of notes payable				(1,515,000)
Net cash provided by financing activities	26,289,093	43,835,105	9,999	140,290,513
Net increase in cash and cash equivalents	4,126,694	6,657,764	(24,033,970)	20,057,937
Cash and cash equivalents at beginning of period	15,931,243	9,273,479	33,307,449	—
Cash and cash equivalents at end of period	$ 20,057,937	$ 15,931,243	$ 9,273,479	$ 20,057,937

Supplemental disclosures:				
Cash paid for interest:	$ —	$ —	$ —	$ 271,633

Javelin Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Consolidated Statement of Cash Flows

	Year Ended December 31, 2008	2007	2006	Cumulative from February 23, 1998 (inception) to December 31, 2008
Supplemental disclosure of noncash investing and financing activities:				
Non cash issuance of common stock	$ —	$ —	$ —	$ 500,000
Options and warrants issued for services and financings	—	—	—	$ 1,222,574
Conversion of Merger Note and accrued interest to Series C stock	—	—	—	$ 519,795
Recapitalization in connection with Merger with Intrac	—	—	—	$ 1,153
Non cash addition of intangible asset	—	$ 2,000,000	—	$ 2,000,000

Javelin Pharmaceuticals, Inc. and Subsidiaries
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

1. Organization and Business

Javelin Pharmaceuticals, Inc., along with its wholly owned subsidiaries Javelin Pharmaceuticals U.K. Limited, Javelin Pharmaceuticals GmbH and Innovative Drug Delivery Systems, Inc. (collectively, "we," "us," the "Company" or "Javelin"), is a development stage enterprise engaged in the research, development and commercialization of innovative treatments for the relief of moderate to severe pain. We conduct operations in a single segment. Substantially all of our operations are within the United States of America ("U.S."), but we have established branch offices in the United Kingdom ("U.K.") and Germany. We are a specialty pharmaceutical company that applies proprietary technologies to develop new products and improved formulations of existing drugs that target current unmet and underserved medical needs primarily in the pain management market. Our product and our product candidates are designed to offer enhanced pain relief, fewer adverse side effects and faster relief of pain compared to other currently available treatments.

We have three late stage product candidates in clinical development in the U.S.: Dyloject™ (diclofenac sodium injectable), Ereska™ (intranasal ketamine, formerly referred to as PMI-150) and Rylomine™ (intranasal morphine). On October 31, 2007, we received marketing authorization approval in the U.K. for Dyloject®, our proprietary injectable formulation of diclofenac sodium (75 mg/2 ml). Commercial launch of the product occurred in December of 2007 upon first inclusion in local hospital formularies. Product revenues related to Dyloject began in the first quarter of 2008.

In addition to the normal risks associated with a new business venture, there can be no assurance that our research and development will be successfully completed or that any approved product will be commercially viable. In addition, we operate in an environment of rapid change in technology and government regulation, are dependent upon raising capital to fund operations, and are dependent upon the services of our employees, collaborators and consultants.

On January 15, 2009, we entered into a License and Commercialization Agreement with Therabel Pharma N.V. ("Therabel"), under which Therabel was granted an exclusive license under certain of our technology to commercialize Dyloject and will assume all Dyloject commercialization, regulatory, and manufacturing responsibilities and expenses in the U.K. along with those for future market approvals in the European Union and certain other countries outside of the U.S. In connection with this transaction, Therabel acquired our U.K. subsidiary. In February 2009, we received an upfront payment of $7.0 million and will receive in 2009 up to approximately an additional $5.0 million in payments for the sale of our existing inventory of Dyloject. Additionally, the agreement also provides for up to $59.5 million in potential future sales and regulatory milestone payments. The agreement shall continue in full force and effect on a country-by-country basis as long as any product licensed under the agreement is being developed or commercialized for use in any disease, disorder, or condition in humans. Either party may terminate upon written notice upon the occurrence of certain events, including material breach or bankruptcy, subject to certain cure provisions and restrictions. In addition, Therabel may terminate the agreement following a specified period of prior written notice to us.

Javelin Pharmaceuticals, Inc. was incorporated in July 2005 in the State of Delaware by Intrac, Inc., a Nevada corporation ("Intrac"), for the purpose of migrating the Intrac corporate entity to Delaware (the "Migratory Merger"). The Migratory Merger was effective on September 7, 2005, at which time Javelin Pharmaceuticals continued the business conducted by Intrac. Through the Migratory Merger, each outstanding share of Intrac common stock was automatically exchanged for one share of Javelin Pharmaceuticals common stock. On December 6, 2004, Innovative Drug Delivery Systems, Inc. ("IDDS"), then a private operating company, consummated a merger with Intrac, a public shell company (the "Reverse Merger"). For accounting purposes, the Reverse Merger has been treated as a recapitalization of IDDS with IDDS as acquirer and with each share of IDDS common stock, stock options and warrants prior to the Reverse Merger converted to 1.018 shares of Intrac common stock, stock options and warrants following the Reverse Merger. Thus, all common share and per share data included herein have been adjusted as if the stock exchange had occurred at inception. Accordingly, IDDS is considered to have issued shares of its common stock, stock options and warrants to shareholders of Intrac in exchange for the net assets of Intrac. For the three year period prior to the Reverse Merger, Intrac's operations were nominal. The assets, liabilities and historical operating results prior to the Reverse Merger are those of IDDS. Pro forma information giving effect to the Reverse Merger has not been provided since the Reverse Merger is not considered a business combination under Statement of Financial Accounting Standards No. 141, "Business Combinations." At the time of the Reverse Merger, Intrac had 1,153,190 shares of common stock issued and outstanding, and Intrac did not hold any net assets. Therefore, since the Reverse Merger is accounted for as a recapitalization of IDDS, the Intrac common shares were included in the surviving corporation's stockholders equity at their par value with an offset to additional paid-in capital of $1,153. As a result of the Migratory Merger, IDDS became a wholly-owned subsidiary of Javelin.

Pain Management, Inc. (the "Predecessor Company") was incorporated in the State of Delaware on February 23, 1998. On September 25, 2000, the Predecessor Company merged with IDDS. The terms of the merger provided for each share of the Predecessor Company's common stock to convert into approximately .908 shares of IDDS common stock. Accordingly, the stockholders of the Predecessor Company exchanged 5,212,500 shares of the Predecessor Company's common stock for 4,733,797 shares of IDDS common stock. Prior to the merger, IDDS had outstanding 5,174,257 shares of common stock. Following the closing of the merger, the only asset held by IDDS was a licensing agreement with West Pharmaceutical Services, Inc. (see Note 10) executed on August 25,

2000. IDDS was incorporated on April 8, 1999; however, it remained dormant until executing the merger and licensing agreements noted above. The Predecessor Company's Board of Directors and management assumed similar roles in IDDS after the merger closed. For financial reporting purposes, the merger was accounted for as the acquisition of a licensing agreement by the Predecessor Company and a reorganization with IDDS becoming the surviving entity. Consequently, the assets, liabilities and historic operating results of IDDS prior to the merger are those of the Predecessor Company. The fair value of the licensing agreement was determined to be approximately $18.6 million based on the fair value of the common stock issued. The rights obtained under the licensing agreement related to an unproven technology that would require significant research and development effort to commercialize a product. There is also a significant uncertainty as to whether the research and development effort will be successful. Since the licensed technology has no alternative future use, the fair value of the consideration issued to obtain the licensing agreement was expensed as research and development at the time the merger closed.

2. Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements include the accounts of Javelin Pharmaceuticals, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

The financial statements have been prepared on a going-concern basis, which assumes realization of all assets and settlement or payment of all liabilities in the ordinary course of business. We have limited capital resources, net operating losses and negative cash flows from operations since inception and expect these conditions to continue for the foreseeable future. In addition, it is anticipated that we will not generate significant revenues from product sales in the twelve months following December 31, 2008. Although we believe that our existing cash resources, in addition to those cash resources that we anticipate receiving pursuant to our agreement with Therabel discussed above, will be sufficient to support the current operating plan at least through December 31, 2009, we will need additional financing to support our operating plan thereafter or we will need to modify our operating plan accordingly. In addition, we have the ability to reduce discretionary spending to preserve cash. We may seek to raise additional funds through the private and/or public sale of our equity and/or debt securities. We may also seek to raise capital through collaborative arrangements with corporate sources or other sources of financing. There can be no assurance that such additional financing, if at all available, can be obtained on terms reasonable to us. In the event that sufficient funds are not available, we will need to postpone or discontinue planned operations and projects. Our continuance as a going concern is dependent upon, among other things, our ability to obtain adequate long-term financing, the success of our research and development program and our attainment of profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates relate to the valuation of equity instruments issued for services rendered, recoverability of fixed assets and deferred taxes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist of cash, cash equivalents, and marketable securities. We have established investment guidelines that relate to credit quality and diversification and that limit exposure to any one issue of securities. We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash and cash equivalents.

Translation of Foreign Currencies

The functional currency for our foreign subsidiaries is their local currency. Assets and liabilities are translated at currents rates of exchange at the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Adjustments resulting from the translation of the financial statements of our foreign operations into U.S. dollars are excluded from the determination of net income and are recorded in accumulated other comprehensive income, a separate component of shareholders' equity.

Foreign exchange transaction gains and losses are included in the results of operation in other income, net. We had net foreign exchange losses of approximately $0.1 million in 2008. There were no material foreign exchange gains or losses for 2007 and 2006.

Cash and Cash Equivalents

We consider all highly liquid investments which have maturities of three months or less, when acquired, to be cash equivalents. Our cash and cash equivalents are comprised of demand deposit accounts, money market accounts and U.S. Treasury obligations. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Marketable Securities

As of December 31, 2008, our marketable securities consist of student loan auction rate securities issued by a state agency and an auction rate security of a closed end mutual fund. As of December 31, 2008, all the auction-rate securities held have original maturities in excess of one year. Our investment policy permits investments in auction-rate securities that have interest reset dates of three months or less at the time of purchase. The reset date is the date on which the underlying interest rate is revised based on a Dutch auction and the underlying security may be readily sold. Although the securities held have extended maturities, we classify these securities available for sale under SFAS No. 115 — "Accounting for Certain Investments in Debt and Equity Securities." All available-for-sale securities are recorded at fair market value and unrealized gains and losses are included in accumulated other comprehensive loss in shareholders' equity. Realized gains and losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities are reported in other expense. The cost of available-for-sale securities sold is based on the specific identification method. We have established guidelines that maintain safety and provide adequate liquidity in our available-for-sale portfolio. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. In 2008, we have recognized charges of $213,090 for the impairment of these available-for-sale securities to estimated fair value.

Inventory

Inventory is valued at the lower of cost or market, with cost determined under the first-in, first-out, or FIFO, method. At December 31, 2008 and 2007, our inventory consisted of the following:

	December 31,	
	2008	2007
Work in process	$ 463,473	$ —
Finished goods	1,384,431	116,143
	$ 1,847,904	$ 116,143

We make the decision to capitalize inventory costs associated with our products at the point we believe future economic benefit will be realized, generally upon regulatory approval. Our inventory is currently manufactured by a third party manufacturer in the US. We do not capitalize inventory produced by the manufacturer until a batch is completed and released. A batch is released after testing and acceptance of the batch as commercially viable. At that point, we assume ownership and title to the inventory, and incur a liability. We do not have economic responsibility for product that is not commercially viable. Our inventory is initially considered work-in-process, as it is considered brite stock until it is labeled and packaged. Inventory is considered finished goods upon successful labeling and packaging of the product.

We capitalize all or in part the following activities related to commercial inventory production for released inventory: commercial manufacturing, raw materials used, production expenses, quality assurance and testing, packaging and labeling, and shipping costs.

Inventory is relieved to cost of goods sold upon a standard cost of production. We periodically review our inventories for excess or obsolete inventory and write-down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual net realizable value is less than that estimated by us, or if there are any further determinations that inventory will not be marketable based on estimates of demand, additional inventory write-downs may be required.

Fixed Assets

Furniture and fixtures, laboratory equipment, and computer equipment and software are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations. The estimated useful lives of fixed assets are as follows:

Leaseholds	3 — 5 years
Laboratory equipment	7 years
Furniture and fixtures	5 years
Computer equipment and software	3 years

Intangible Assets

In connection with our research and development efforts, we have entered into various arrangements which provide us with rights to develop, produce and market products using certain know-how, technology and patent rights. Terms of the various license agreements may require us to make license and/or milestone payments upon the achievement of certain product development objectives and commercial objectives and pay royalties on future sales, if any, from the sale of commercial products.

Our intangible assets consist of deferred milestone payments related to our products when future commercialization is considered probable and the future economic benefit is expected to be realized, generally upon regulatory approval. These intangible assets were recorded at cost and are stated net of accumulated amortization and impairments. They are amortized on a straight line basis over their remaining estimated useful lives, which is approximately six years, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable.

Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their estimated fair values.

Revenue Recognition

Product revenue

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101), as amended by SAB 104. We recognize revenue from product sales when persuasive evidence of an arrangement exists, title to product and associated risk of loss has passed to the customer, the price is fixed or determinable, collection from the customer is reasonably assured and we have no further performance obligations.

Our product revenue consists of sales of Dyloject in the U.K., which began in the first quarter of 2008. During 2008, we sold product directly to hospitals upon approval from their formulary process at a price which has been approved by the U.K. National Health Services. Due to the nature of our pricing as approved by the U.K. National Health Services and the national healthcare process, our sales do not have any provisions for chargebacks, rebates, discounts or other adjustments to gross revenue recorded.

Our return policy allows for returns based on subjective criteria of the buyer for a limited period of time after the product is delivered. Because we started recording sales in the first quarter of 2008, we do not have a significant amount of history to draw upon in determining the level of returns that we might experience based on our return policy. As such, we believe it is appropriate not to record revenue on those shipments occurring in the reporting period that could be returned in the following reporting period, and we recognize revenues on those shipments when the right of return restrictions lapse in the subsequent period.

Government grants and contracts

We have been awarded government grants and contracts from the U.S. Department of Defense ("DOD") and the National Institutes of Health (the "NIH"), which were used to subsidize our research and development projects ("Projects"). This revenue was recognized as subsidized Project costs for each period are incurred. For the year ended December 31, 2002, our revenue included $214,856 and $72,390 from the DOD and the NIH, respectively. In May 2003, we were granted an extension of a prior grant by the DOD in the amount of a $4.3 million contract. For the year ended December 31, 2006, all of our research revenue came from reimbursements for costs incurred in relation to the contract from the DOD.

Research and Development Costs

We expense all research and development costs as incurred for which there is no alternative future use. Such expenses include licensing and upfront fees paid in connection with collaborative agreements for potential products prior to commercialization, as well as expenses incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing expenses, share-based compensation expense, contract services and other outside expenses. For the year ended December 31, 2006, we received reimbursements for research and development costs incurred in relation to the contract from the DOD, described above. For the year ended December 31, 2006, research and development expenses that were incurred and reimbursed under our DOD grants and contracts were $842,171.

Patents

As a result of research and development efforts conducted by us, we have applied, or are applying, for a number of patents to protect proprietary inventions. All costs associated with patents are expensed as incurred.

Net Loss Per Share

We prepare our per share data in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic net loss per share is computed on the basis of net loss for the period divided by the weighted average number of shares of common stock outstanding during the period. Since we have incurred net losses since inception, diluted net loss per share does not include the number of shares issuable upon exercise of outstanding options and warrants and the conversion of preferred stock since such inclusion would be anti-dilutive.

Disclosures required by SFAS No. 128 have been included in Note 11.

Deferred Financing Costs

Costs incurred in connection with issuance of notes payable are deferred and amortized using the interest method as interest expense over the term of the debt instrument.

Comprehensive Loss

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", established standards for reporting and display of comprehensive loss and its components in the financial statements. For the years ended December 31, 2008, 2007 and 2006, our comprehensive loss was $43.5 million, $31.0 million and $17.8 million, respectively, which consisted of our net loss for each year and $(8,594), $13,712 and $(5,117) of unrealized gain (loss) on marketable securities for 2008, 2007 and 2006, respectively, and foreign exchange translation adjustments of $10,383 in 2008.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review our long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset might not be recoverable. An impairment loss is recognized if the carrying amount of the long-lived asset is not recoverable and its carrying amount exceeds its fair value, which is based upon estimated undiscounted future cash flows. For all periods presented, there have been no impairment losses incurred.

Share-Based Compensation

Our share-based compensation consists of our stock option awards granted to our employees and our employee stock purchase plan, or ESPP. We record compensation cost relating to share-based payment transactions to be recognized in the financial statements using a fair-value measurement method, as required under Statement of Financial Accounting Standards No. 123 (revised 2004) - "Share-Based Payment," or SFAS 123(R). Under the fair value method, the estimated fair value of an award is charged against income on a straight-line basis over the requisite service period, which is generally the vesting period. The fair values of the stock option grants were estimated on the dates of grant using the Black-Scholes option valuation model. We selected the modified prospective adoption method as prescribed in SFAS 123(R), and therefore we have not restated our financial statements for prior periods. Under the modified prospective application, SFAS 123(R) was applied to new awards granted in 2006, as well as to the unvested portion of previously granted stock option awards for which the requisite service had not been rendered as of January 1, 2006.

Prior to January 1, 2006, our stock option plan was accounted for under the recognition and measurement provisions of APB Opinion No. 25 — "Accounting for Stock Issued to Employees," and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Generally, no compensation expense was recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of our stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock. We had recognized compensation expense in situations where the terms of an option grant were not fixed or where the fair value of our common stock on the grant date was greater than the amount an employee must pay to acquire the stock.

See Note 12 for further information regarding our stock-based compensation assumptions and expenses.

Income Taxes

We account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that we recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. SFAS No. 109 also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

We adopted Financial Interpretation Number 48, "Accounting for Uncertain Tax Positions" ("FIN 48") on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. The company did not establish any additional reserves for uncertain tax liabilities upon adoption of FIN 48.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 159 effective January 1, 2008 and decided not to elect the fair value option for our existing financial assets and liabilities. Therefore, adoption of SFAS 159 did not have any impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. We do not currently expect this pronouncement to have a significant impact on our financial statements.

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. The impact of FSP FAS 142-3 will depend on the size and nature of acquisitions, if any, on or after January 1, 2009.

In December 2007, the FASB issued Emerging Issues Task Force (EITF) Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This Issue is effective for us beginning January 1, 2009, and will be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. While management has not yet completed its analysis, it does not anticipate that the implementation of EITF 07-1 will be material to the consolidated financial position or results of operations.

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. We adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

3. Fair Value Measurements

Effective January 1, 2008, we adopted Statement of Financial Accounting Standard No. 157, "Fair Value Measurement", or SFAS 157, for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities. The types of financial instruments included in Level 1 are marketable equity available for sale securities that are traded in an active exchange market.

Level 2 — Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Instruments included in this category are warrants and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

As indicated in the table below, our marketable securities are the only assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2008.

	As of December 31, 2008	Level 1	Level 2	Level 3
Assets:				
Marketable securities	$ 1,586,910	—	—	$ 1,586,910
	$ 1,586,910	—	—	$ 1,586,910

The following table sets forth a summary of the changes in the fair value of our Level 3 financial assets that are measured at fair value on a recurring basis:

	Year Ended December 31, 2008 Auction Rate Securities
Beginning Balance	$ —
Transfer into Level 3	1,800,000
Impairment of asset value	(213,090)
Ending Balance	$ 1,586,910

Our Level 3 financial assets consists of a student loan auction rate bond issued by a state agency and an auction rate preferred stock of a closed end mutual fund. The closed end mutual fund primarily invests in common stocks, including dividend paying common stocks such as those issued by utilities, real estate investment trusts and regulated investment companies under the Internal Revenue Code. The fund also invests in fixed income securities such as U.S. government securities, preferred stocks and bonds.

Due to adverse developments in the global credit and capital markets during 2008, certain auctions have failed as a result of liquidity issues and there is little to no current market activity for these instruments. As a result Level 1 and Level 2 pricing inputs are unavailable to support the fair value of these securities. Therefore, we reclassified these securities from Level 2 to Level 3 in the third quarter of 2008. In the fourth quarter of 2008, with the help of a third party valuation specialist, management determined that the fair value of these auction rate securities is impaired on an other-than-temporary basis. This judgment was determined based on a qualitative and quantitative analysis of each security. This included a review of each security's collateral, ratings and insurance in order to assess default risk, credit spread risk and downgrade risk. Additionally, a risk assessment was prepared for each security based on the details of each security, as well as the influence of various credit risks and overall credit environment. As a result of this analysis, we determined the fair value was below par, and recorded an expense to the results of operations to reflect the impairment in the amount of $213,090.

4. Marketable Securities

The following is a summary of our long term marketable securities available for sale as of December 31, 2008 and 2007:

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2008:				
Long-term marketable securities:				
Taxable Auction Securities	$ 1,586,910	—	—	$ 1,586,910
Total long term marketable securities	$ 1,586,910	$ —	$ —	$ 1,586,910

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2007:				
Short-term marketable securities:				
Certificates of Deposit	$ 9,181,337	$ 9,444	$ (981)	$ 9,189,800
Commercial Paper	994,532	—	(182)	994,350
Taxable Auction Securities	10,135,000	—	—	10,135,000
Tax Free Auction Securities	999,687	313	—	1,000,000
Total short term marketable securities	$ 21,310,556	$ 9,757	$ (1,163)	$ 21,319,150

At December 31, 2008 our auction rate securities are classified as long-term due to the fact that the auctions on these securities have failed as a result of liquidity issues and there is no current market activity for these instruments. Additionally, we determined the fair value of these securities was below carrying value, and recorded a charge to the results of operations to reflect the impairment in the amount of $213,090.

We had no unrealized gains or losses on our marketable securities as of December 31, 2008. In accordance with FASB Staff Position FAS115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," the following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007:

	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2007:						
Certificates of Deposit	$ 2,300,435	$ (981)	$—	$ —	$ 2,300,435	$ (981)
Commercial Paper	994,350	(182)	—	—	994,350	(182)
Total	$ 3,294,785	$ (1,163)	$—	$ —	$ 3,294,785	$ (1,163)

5. Fixed Assets

Fixed assets consist of the following:

	December 31,	
	2008	2007
Leaseholds	$ 517,229	$ 4,824
Furniture and fixtures	242,687	132,337
Laboratory equipment	114,593	114,593
Computer equipment	264,674	247,505
Computer software	296,855	43,479
Construction in progress	322,191	272,836
	1,758,229	815,574
Less, accumulated depreciation	(562,559)	(270,379)
	$ 1,195,670	$ 545,195

Depreciation expense was $293,509, $97,650 and $61,008 for 2008, 2007 and 2006, respectively.

6. Intangible Assets

In December 2007 we paid $1.8 million to Shimoda Biotech ("Shimoda") for the achievement of a milestone related to the successful commercialization of Dyloject in the U.K. Additionally, we accrued an additional $2.0 million in 2007 for a separate milestone that had been achieved in 2007, but was not paid until the end of 2008 under the terms of our license agreement with Shimoda. The milestones have been recorded as intangible assets on our consolidated balance sheet as they relate to a commercialized product with future economic benefit, and are being amortized over the remaining economic useful life, the life of the patents (approximately six years).

	For the year ended December 31,	
	2008	2007
Gross carrying value	$ 3,800,000	$ 3,800,000
Accumulated amortization	(319,752)	(4,423)
Net carrying value	$ 3,480,248	$ 3,795,577

For the years ended December 31, 2008 and 2007, we have recorded amortization expense of $315,329 and $4,423 to sales and marketing expense in our consolidated statement of operations related to our intangible asset.

Estimated full year amortization expense relating to intangible assets for each of the next five years is as follows:

	Estimated amortization expense
2009	$ 588,211
2010	588,211
2011	588,211
2012	588,211
2013	588,211

In the fourth quarter of 2008, after in-depth analysis and improved insight related to our proprietary patents, we determined that the best estimate of economic benefit related to our European patent extended until 2014, not 2024 as previously thought. Therefore, we changed our accounting estimate, which results in increased amortization expense over the next five years greater than originally estimated.

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,	
	2008	2007
Accounts payable	$ 1,731,966	$ 1,431,787
Accrued professional fees	328,524	195,077
Accrued research and development	4,544,055	2,153,864
Accrued compensation and benefits	906,208	1,458,598
Accrued sales and marketing consulting costs	251,187	658,804
Accrued milestone payment	—	2,000,000
Accrued other expenses	357,066	258,658
	$ 8,119,006	$ 8,156,788

8. Stockholders' Equity

Shares Authorized

Our Certificate of Incorporation, as amended by shareholder approval on July 20, 2006, authorizes us to issue 200 million shares of our common stock, $0.001 par value, and 5 million shares of our preferred stock, $0.001 par value. At December 31, 2005, our Certificate of Incorporation authorized us to issue 100 million shares of our common stock, and 5 million shares of our preferred stock. At December 31, 2004, our Certificate of Incorporation, as amended, authorized us to issue 500 million shares of our common stock and 5 million shares of our preferred stock. Our Board of Directors has the authority to issue our preferred stock, in series, with rights and privileges determined by the Board.

Prior to the Reverse Merger, IDDS was authorized to issue 80 million shares of common stock, $0.001 par value, and 20 million shares of preferred stock, $0.001 par value. At that time, IDDS had outstanding three classes of redeemable preferred stock. The rights and provisions of the preferred stockholders included liquidation, voting, dividend, redemption and conversion. As a result of the Reverse Merger, all shares of IDDS preferred stock converted into 8,187,259 shares of common stock.

Shares and Warrants Issued

In 1999, we issued 192,985 shares of common stock to a consultant in consideration for services rendered and a subscription receivable of $106. The fair value of the shares was $93,456, as estimated by us.

In September 2000, we sold 160.565 units ("Units" or "Series A Financing") to investors at a per Unit price of $100,000. Each Unit consisted of 25,000 shares of Series A Redeemable Preferred Stock ("Series A Stock") (convertible into 25,872 shares of common stock) and 2,587 warrants (the "A Preferred Warrants"). Each A Preferred Warrant entitles the holder to purchase one share of common stock at an exercise price of $3.87 per share. The A Preferred Warrants contain certain antidilution provisions, as defined. The fair value of the A Preferred Warrants at issuance was $960,361. On October 13, 2005, 388,885 A Preferred Warrants expired unexercised. At December 31, 2005, 26,518 of the A Preferred Warrants had been exercised (see Note 13).

As partial consideration for the sale of the Units, we issued an option to purchase 15.83 units (the "Finders Units") to members of the firm responsible for obtaining the Series A Financing. Each Finders Unit entitles the holder to purchase 25,000 shares of Series A Stock (convertible into 25,872 shares of common stock) and 2,587 Series A Preferred Warrants (the "Finders Warrants") for $110,000 per Finders Unit. The fair value of the Series A Stock included in the Finders Units, which was accounted for as a cost of the Series A Financing, totaled $1,071,331. Each Finders Warrant entitles the holder to purchase one share of common stock at a per share price of $3.87. The Finders Warrants expired in September 2007. The fair value of the Finders Warrants at the date of issue was $107,825. All of the Finders Warrants had either been exercised or had expired by December 31, 2007.

In 2000, we issued to another consultant, who acted as an advisor to the Series A Financing, warrants to purchase up to 15,522 shares of common stock at an exercise price of approximately $0.001 per share. The fair value of the warrants at the issuance date was $55,790, which has been accounted for as a cost of the Series A Financing. All of the warrants were exercised in 2001.

During December 2001, we issued shares of Series B Redeemable Preferred Stock ("Series B Stock"). The Series B conversion price represented a discount from the estimated fair value of the common stock at the time of issuance. Accordingly, the discount amount was considered incremental yield to the preferred stockholders and has been accounted for as a deemed dividend to preferred stockholders. Based on the conversion terms of the Series B Stock, a deemed dividend of approximately $3.6 million has been added to the net loss in the calculation of net loss applicable to common stockholders in the year ended December 31, 2001.

In December 2004 we closed the private placement of 6,139,913 shares of common stock for proceeds of approximately $16.2 million, net of offering expenses of $1.9 million. As partial consideration for services rendered, we issued to the placement agent fully vested warrants to purchase up to 920,987 shares of common stock (the "Placement Warrants"). Each Placement Warrant entitles the holder to purchase one share of common stock at an exercise price of $2.95 per share. The Placement Warrants expire in December 2009. The fair value of the Placement Warrants at issuance was approximately $1.8 million, as estimated by us, using the method described in Note 12.

In March 2005, in consideration of a termination fee, we granted warrants to an entity to purchase up to 10,184 shares of common stock at an exercise price of $2.49 per share. The warrants expire in March 2010. The fair value of the warrants at the date of issuance was $18,840, as estimated by us using the method described in Note 12.

Also in March 2005, as part of an engagement fee for investor and public relations services, we granted warrants to an entity to purchase up to 25,000 shares of common stock at an exercise price of $3.00 per share. The warrants expire in March 2010. The fair value of the warrants at the date of issuance was $44,000, as estimated by us using the method described in Note 12.

In April 2005, in consideration for investor and public relations services, we granted warrants to an entity to purchase up to 20,000 shares of common stock at an exercise price of $3.00 per share. The warrants expire in April 2010. The fair value of the warrants at the date of issuance was $35,200, as estimated by us using the method described in Note 12.

In September 2005, as partial consideration for investor and public relation services, we granted warrants to an entity to purchase up to 25,000 shares of common stock at an exercise price of $3.00 per share. The warrants expire in September 2010. The fair value of the warrants at the date of issuance was $54,250, as estimated by us using the method described in Note 12.

In November 2005 we closed the private placement of 14,222,215 shares of common stock and 711,111 warrants (the "Investor Warrants") for proceeds of approximately $29.8 million, net of offering expenses of $2.2 million. Each Investor Warrant entitles the holder to purchase one share of common stock at an exercise price of $2.25 per share. The Investor Warrants expire in December 2010 and contain certain antidilution provisions and registration rights, as defined. The fair value of the Investor Warrants at issuance was $1,376,000, as estimated by us using the method described in Note 12. As partial consideration for services rendered, we issued to the placement agents fully vested warrants to purchase up to 853,333 shares of common stock (the "Placement Warrants"). Each Placement Warrant entitles the holder to purchase one share of common stock at an exercise price of $2.48 per share. The Placement Warrants expire in November 2010. The fair value of the Placement Warrants at issuance was approximately $1.6 million, as estimated by us, using the method described in Note 12.

Public offerings of common stock

In May 2007, we sold 7,549,300 shares of common stock, which consisted of 7,100,000 shares in an underwritten public offering at a price to the public of $6.00 per share, and 449,300 shares purchased by our underwriters. Net proceeds from the sale of the common stock under the offering were approximately $41.8 million, net of approximately $2.9 million for underwriting fees and $0.6 million of additional offering costs. The common stock sold in the offering has been registered on a shelf registration statement on Form S-3 (No. 333-140481) that was filed with the Securities and Exchange Commission (the "SEC) on February 6, 2007 and was declared effective on February 12, 2007, and under which approximately $4.7 million remains available for future issuance.

In May 2008, we sold 11,423,106 shares of our common stock to certain institutional and individual investors in a registered direct offering. The aggregate gross proceeds from the offering were approximately $27.5 million, and the aggregate net proceeds, after deducting the fees of the placement agents and other offering expenses, were approximately $25.8 million. The common stock sold in the offering has been registered on a universal shelf registration statement on Form S-3 (No. 333-149090) that was filed with SEC on February 6, 2008 and declared effective by the SEC on February 12, 2008, and under which approximately $32.5 million remains available for future issuance.

9. Notes Payable

1998 Notes During 1998, we issued two notes payable to two banks with principal amounts of $145,000 and $80,000, respectively (the "Notes"). The Notes were due in September 2000 bearing interest of 1% over the Eurodollar rate and the bank's prime rate, respectively. The Notes were guaranteed by one of our investors. At December 31, 1999, the outstanding balances on the Notes were $145,000 and $80,000, respectively, accrued interest totaled $1,400 and the weighted average interest rate was 7.5%. During 2000, the $145,000 Note was increased to $245,000.

Both Notes were repaid in October 2000, following the issuance of Series A Stock (see Note 8).

Bridge Notes During 1999, we raised $1.04 million by issuing notes (the "Bridge Notes") and warrants (the "Bridge Warrants"). The Bridge Notes accrued interest at 12% per annum for the first twelve months and at 15% per annum for up to an additional year. At December 31, 1999, accrued interest on the Bridge Notes was approximately $86,000. In November, 2000, after the issuance of Series A Stock, the principal plus accrued interest totaling approximately $1,238,000 was repaid.

In connection with the Bridge Notes, Bridge Warrants to purchase up to 236,127 shares of common stock, with an exercise price of approximately $0.01 per share, were issued to the Bridge Noteholders. The Bridge Warrants contain anti-dilution provisions and were to expire in September 2005. The fair value of the Bridge Warrants at the date of issue was $101,564. Accordingly, the Bridge Notes were recorded at an original issue discount of $101,564, which was amortized to interest expense over the term of the Bridge Notes. At December 31, 1999, the Bridge Notes were recorded at $980,256. During the years ended December 31, 2001, 2003 and 2005, Bridge Warrants to purchase 15,893 shares, 2,270 shares and 217,964 shares of common stock, respectively, were exercised. At December 31, 2005, all Bridge Warrants had been exercised (see Note 13). Professional fees incurred in connection with the issuance of the Bridge Notes, amounting to $128,719, were accounted for as deferred financing costs.

In 1999, we issued to three consultants who had arranged the sale of Bridge Notes warrants to purchase up to 204,336 shares of common stock at an exercise price of approximately $0.001 per share. The fair value of the warrants, which were accounted for as deferred financing costs, at the issuance date was $98,598. All of the warrants were exercised in 2000.

2000 Note In July 2000, we issued a one-year note to a commercial bank in the principal amount of $150,000 and bearing interest, payable monthly, based on the Eurodollar rate plus 1%. The note was guaranteed by one of our investors. In October 2000, following the closing of the sale of Series A Stock, the note was repaid.

Merger Note In November 2002, we issued a $500,000 convertible note, due on November 24, 2004, to eXegenics, Inc., pursuant to an agreement for the termination of a proposed merger with eXegenics, Inc. (the "Merger Note"). The Merger Note was bearing interest at prime plus 1%, as defined, which interest was due and payable annually. The unpaid principal and accrued interest on the Merger Note was to automatically convert into shares of our equity securities in the event that we completed a private placement, as defined, before November 24, 2004, or in the event of a consolidation, merger, combination, or reorganization, as defined. In the event of a private placement, the Merger Note and accrued interest was to be converted into the same series of securities offered in the private placement, at the same per share price paid by investors. At December 31, 2002, accrued interest on the Merger Note totaled $2,625. In August 2003, following a private placement, the principal and accrued interest, totaling $519,795, was converted into 339,736 shares of Series C Redeemable Preferred Stock (see Note 8).

Bridge Debenture In November 2004, we raised $1.0 million by issuing a Senior Secured Debenture (the "Bridge Debentures") and warrants (the "Warrants"). The Bridge Debentures accrued interest at 10% per annum for a maximum term of 12 months. Subject to certain terms and conditions we granted to investors in the Bridge Debenture a security interest in certain of our assets. At December 6, 2004, upon the sale of common stock (see Note 8), the principal plus accrued interest totaling $1,008,611 was repaid, and the security interest in our assets was released.

In connection with the issuance of the Bridge Debentures, we issued warrants to purchase up to 226,314 shares of common stock, with an exercise price of $2.65 per share, to the purchasers of the Bridge Debentures. The warrants contain anti-dilution provisions and expire in November 2009. We allocated the total proceeds to the fair value of the Bridge Debentures and the warrants in accordance with APB No. 14, which resulted in $314,795 being allocated to the warrants. This amount was accounted for as debt discount and amortized to interest expense over the term of the Bridge Debentures. Professional fees incurred in connection with the Bridge Debentures, amounting to $25,000, were accounted for as deferred financing costs and amortized as additional interest expense during the year ended December 31, 2004.

10. Commitments and Contingencies

a. Operating Leases

We recognize rental expense for leases on the straight-line basis over the life of the lease.

New York, NY

On September 5, 2002, we entered into a sublease (the "Sublease") for office space in New York, New York with a term from December 7, 2002 through December 30, 2003. Minimum rent for the Sublease was $371,000 per annum, payable in equal monthly installments of $30,917, except that no rent payment was due for the first 30 days of the Sublease term (the "Free Rent Period"). In addition, upon execution of the Sublease, we prepaid rent for the first two months following the Free Rent Period and the last two months of the Sublease term, totaling $123,667. We also were required to pay additional rent, as defined. On September 22, 2003, we entered into a lease for office space in New York, New York with a term from December 1, 2003 through November 30, 2006. Minimum rent for the lease was initially $125,000 per annum with a 3% rent escalation every 12 months thereafter, payable in equal monthly installments, except that no rent payment was due for the first 60 days of the lease term (the "Free Rent Period"). In addition, upon execution of the lease, we paid a security deposit of $31,250. We vacated the New York office space upon termination of the lease, and received the remainder of our security deposit in January 2007.

Cambridge, MA

On May 1, 2005, we entered into a lease for office space in Cambridge, Massachusetts, which lease was amended effective June 1, 2006. Prior to the amendment, minimum rent for the lease was payable in equal monthly installments of $6,810 over the lease term. As a result of the amendment, we assumed additional office space in our Cambridge facility, the lease term was extended to May 31, 2012, and the minimum monthly rent for the lease was increased to $15,450 for the first twelve months, with rent escalations every 12 months thereafter. In August 2007, we further amended the lease for our Cambridge facility. As a result of the amendment, we assumed additional office space effective on each of September 1, 2007 and January 1, 2008. Minimum monthly rent for the additional space occupied in September 2007 was $31,493 through August 31, 2008, with rent escalations every 12 months thereafter. Minimum rent for the space occupied in January 2008 was $4,462 through August 31, 2008, with rent escalations every twelve months thereafter. The lease term for all our office space in Cambridge extends through May 31, 2012. At December 31, 2008, our security deposit related to the lease was $133,570.

Lake Success, NY

In August 2006, we entered into a new lease for office space in Lake Success, New York with a three-year extendable term, which commenced on October 1, 2006. Minimum rent for the lease was initially $57,477 per annum, with an annual 3.5% rent escalation. In addition, upon execution of the lease, we paid a security deposit of $9,580. We do not intend to renew the Lake Success, NY lease upon its expiration in October 2009.

U.K. and Germany

We lease small office spaces in the U.K. and Germany, each of which has terms of one year or less. At December 31, 2008, our security deposits related to the leases totaled approximately $11,800. The U.K. office lease was assumed by Therabel under the terms of the Dyloject EU commercialization transaction with Javelin. We plan to close Germany office at the conclusion of the current lease obligation in March 2009.

For the years ended December 31, 2008, 2007 and 2006, we recognized rent expense of $759,429, $497,055 and $326,301, respectively, for all of our leases. A deferred lease liability of $513,519, $484,141 and $57,869 at December 31, 2008, 2007 and 2006, respectively, was recorded for rent expense in excess of amounts paid.

Future minimum lease payments under operating leases having initial or remaining non-cancellable lease terms in excess of one year are as follows:

	As of December 31, 2008
2009	$ 749,894
2010	779,882
2011	798,209
2012	334,419
	$ 2,662,404

b. Legal Proceedings

From time to time, we are involved in disputes or legal proceedings arising in the ordinary course of business. However, we do not believe that any such disputes or pending litigation would have a material adverse effect on our financial position, results of operations or cash flows.

c. Research Collaboration, Licensing and Consulting Agreements

(i) ***Stuart Weg, M.D*** **.** In September 2000, we assumed a license agreement, dated February 25, 1998, between the Predecessor Company and Stuart Weg, M.D. The license granted us exclusive worldwide rights, including the right to grant sublicenses, for the intellectual property surrounding transnasal ketamine. In connection therewith, we made an upfront payment to Dr. Weg, Herbert Brotspies, and Calgar & Associates (collectively the "Founders") and issued the Founders shares of common stock, of which a portion is held in escrow and will be released to the Founders, if at all, upon the successful completion of the Phase 3 trial. The release of the shares from escrow is not contingent on the Founders' performance. We also reimbursed the Founders for patent and other costs. We will pay semi-annual royalty payments to the Founders based on a percentage of net sales of transnasal ketamine by us or our sublicensees. In addition, we shall pay the Founders a defined percentage of all sublicensing fees or other lump sum payments. Under the terms of the license agreement, we are also obligated to make aggregate future payments upon the earlier of certain defined dates or satisfaction of certain clinical and regulatory milestones, which include the filing of a New Drug Application ("NDA") with the Food & Drug Administration ("FDA"), the approval of an NDA by the FDA and the first commercial sale of a licensed product. A defined percentage of such milestone payments shall be creditable against royalties earned; provided, however, that in no event shall royalties earned be reduced by more than a certain percentage in any applicable semi-annual period. We may satisfy a portion of the milestone payments through the issuance of shares of our common stock provided that we are publicly traded at the time such milestone payment accrues. In April 2003 the license agreement was amended to allow for the August 2003 milestone to be paid in cash and Series C Stock. The Founders agreed to accept 65,360 shares of Series C Stock, valued at $0.1 million plus $0.15 million in cash as payment in full for the milestone. In November 2004, the license agreement was amended to defer payment of a $500,000 milestone from August 25, 2004, to a date on or before December 31, 2004. We were required to pay interest, at a rate of 4.75% per annum, on the amount of the milestone payment for the period from August 25, 2004 to the amended payment date. On December 21, 2004 we paid the milestone payment plus accrued interest totaling $507,964. On December 31, 2004 we accrued the final milestone payment of $500,000 and on April 7, 2005, we entered into an agreement and issued 169,735 shares of common stock as settlement of this final milestone payment, under the license agreement. The fair value of the shares issued was $500,000, as determined by the equity price of $2.95 on the date of grant.

(ii) In connection with the license agreement described above, in February 1998 the Predecessor Company entered into a three year Consulting Agreement, renewable upon mutual consent, with each of Dr. Weg and Dr. Gary, pursuant to which both Dr. Weg and Dr. Gary were to provide us with such consulting services as we may reasonably request. In consideration for such services, we agreed to pay to each of Dr. Weg and Dr. Gary a consulting fee equal to $75,000 per year, payable in equal monthly installments. These agreements expired March 2001 and were not renewed.

(iii) ***West Pharmaceutical Services, Inc.*** On August 25, 2000, we entered into a license agreement with West Pharmaceutical Services, Inc. ("West") for rights to develop and commercialize intranasal morphine, fentanyl and other products. Under the terms of the agreement, we were granted an exclusive, worldwide, royalty bearing license, including the right to grant sublicenses, for the rights to the intellectual property covering these products. The license agreement will expire with the last to expire of the licensed patents in 2016. In consideration of the license, we paid and expensed on September 22, 2000 an up front fee. In addition, we are obligated to make royalty payments to West based upon net sales of products by us or our sublicensees, if any, as defined. We are also obligated to pay West a minimum annual royalty for each licensed product that receives approval by a regulatory agency to be marketed in any major market country, as defined, and to pay West a defined amount of any up-front license fees in the event that we sublicense any rights to any third party. In addition, under a Development Milestone and Option Agreement entered into in connection with the license agreement, we are obligated to make aggregate future payments totaling $5.0 million upon reaching certain defined development milestones, including the filing of an NDA with the FDA and the approval of an NDA by the FDA of a licensed product. Milestone payments can be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that we are publicly traded at the time such milestone payment accrues. Our ability to pay the upfront payment for the license agreement and the M-6-G fee (see below) was guaranteed by an affiliate of ours. The guarantee expired upon the payments by us of amounts owed to West. In addition, we granted West the right of first refusal to enter into a clinical manufacturing agreement for nasal morphine (see (iv) (a) below).

The license agreement and related agreements (see (iv)(a) to (iv)(d) below) may be terminated by mutual consent of the parties at any time or by either party upon written notice of default, including non-performance, by the other party that is not cured within 30 days.

(iv) In connection with the West license agreement, we entered into the following additional agreements:

(a) A clinical manufacturing agreement, whereby we would buy from West 100% of the nasal morphine product required for conducting the clinical trials subject to West's ability to supply 100% of the required product. West would manufacture and package the clinical product for us. This agreement was terminated effective September 2002.

(b) An option agreement, whereby we were granted an option to include morphine -6- glucuronide ("M-6-G") as an identified compound under the license agreement. We paid and expensed a non-refundable fee in consideration of the option, which expired unexercised on December 22, 2000.

(c) On October 24, 2000, we expanded our license agreement to include an additional development agreement with West for rights to develop and commercialize intranasal fentanyl. Pursuant to the development agreement, we would undertake a development program for intranasal fentanyl with West, and the parties would endeavor to complete the development program within the defined time table. However, we could use other suppliers should West be unable to either provide competitive cost bids or complete the program within a reasonable timeframe. In addition, under the development agreement, we were obligated to make aggregate future payments totaling $6.3 million upon reaching certain defined development milestones, which included completion of proof-of-principle studies, successful completion of a Phase 1/2 clinical trial, commencement of a Phase 3 clinical trial, filing of an NDA with the FDA and the approval of an NDA by the FDA of a licensed product. These milestone payments could be paid in cash or equity upon the satisfaction of certain clinical and regulatory milestones and provided that we were publicly traded at the time such milestone payment accrues. In October 2003, we and West amended the license agreement to exclude further development of fentanyl by us. All rights, duties and obligations between us and West related to fentanyl were terminated, including aggregate remaining future milestone payments of $6.3 million.

(d) On November 17, 2000, we entered into a clinical manufacturing agreement with West to manufacture, package, purchase and sell to us nasal ketamine clinical product according to agreed upon clinical product specifications and price schedule. The agreement expired in November 2001.

(v) On February 8, 2005, we consented to the assignment of the license agreements with West to Archimedes Pharma Limited ("Archimedes") in connection with the sale of West's Drug Delivery business to Archimedes. Under the terms of the assignment, Archimedes assumed all of West's obligations and liabilities under the assigned agreements that by their respective terms are required to be paid, performed or discharged.

(vi) ***Shimoda Biotech (Proprietary) Ltd*** . On December 14, 2001 (the "Effective Date"), we entered into an agreement (the "Shimoda Agreement") with Shimoda Biotech (Proprietary) Ltd. and certain affiliated entities (collectively, "Shimoda"), for an exclusive worldwide license to commercialize formulations of pharmaceutical products containing diclofenac. We would pay: (i) a license fee to Shimoda and reimbursement for expenses, if certain defined events occur; (ii) two percent of the net proceeds, as defined, of our initial public offering ("IPO") to Shimoda, but not less than $1 million or in excess of $2 million; (iii) aggregate future milestone payments of $6.0 million payable upon the satisfaction of certain clinical and regulatory milestones which includes submission of an NDA with the FDA, approval of an NDA by the FDA and one year following the date of first sale of a licensed product; and (iv) royalty payments to Shimoda based upon the sales of products by us or our sublicensees, if any, as defined. Upon achievement of a milestone, Shimoda has the option to receive payment in cash or shares of common stock. In the event Shimoda elects to receive common stock, the number of shares to be issued is based on a formula whereby the defined milestone payment is divided by the per share price of our common stock in an IPO as defined. Should common stock be issued in satisfaction of milestones, we will record a non-cash capital asset based on the fair value of the consideration paid at the date the milestone is achieved. Such a transaction could be material and could result in a material dilution to per share amounts. The Shimoda Agreement may be terminated (i) by either party due to breach by the other party that is not cured within 60 days of written notice; (ii) by Shimoda in the event of default by us for non-payment of amounts due that is not cured with 60 days of written notice; or (iii) by us at any time by giving 90 days written notice to Shimoda.

(vii) In December 2005, we amended the Shimoda Agreement. Under the terms of the amendment, the total aggregate future milestone payments of $6.0 million payable upon the satisfaction of certain clinical and regulatory milestones remains unchanged although as amended include allowance of an MAA by the MHRA, submission of an NDA with the FDA, approval of an NDA by the FDA and one year following the date of first sale of a licensed product.

(viii) In May 2006, we further amended the Shimoda Agreement. Under the previous agreement, we were required to launch a commercial product by December 14, 2007 or risk termination of the license at Shimoda's option. Under the terms of the amendment, we were no longer required to launch a commercial product by December 14, 2007. Rather, we will be considered to be compliant with the Shimoda Agreement if we diligently continue to pursue regulatory approval as of that date.

(ix) ***Precision Pharma Services, Inc.*** In February 2007, we entered into a Commercial Supply Agreement (the "Supply Agreement") with Precision Pharma Services, Inc. ("Precision"). The initial term of the Supply Agreement was two years. Under the Supply Agreement, Precision agreed to manufacture our requirements for the supply of Dyloject, in accordance with U.S. and E.U. good manufacturing practices. We committed to purchase at least $7,650,000 worth of product during the two year period beginning on April 1, 2007. In December 2008, both parties mutually agreed not to extend the Supply Agreement. With the decision not to extend the Supply Agreement, both parties agreed that no further obligations will be required on our behalf.

(x) ***Baxter Healthcare Corporation*** In May 2007, we entered into a Development and Toll Manufacturing Agreement (the "U.S. Manufacturing Agreement") with Baxter Healthcare Corporation ("Baxter"). The agreement is for U.S. drug supply and has a three year term, renewable thereafter in one-year increments. Under the U.S. Manufacturing Agreement, we committed to purchase at least $13,230,000 worth of Dyloject product manufactured to our specifications, commencing upon regulatory approval from the FDA. As is customary in such agreements, either party may terminate upon written notice upon the occurrence of certain events, including breach, bankruptcy, insolvency or, subject to certain cure provisions and restrictions, the lack of FDA approval for Dyloject by a specified date.

(y) In July 2008, we entered into a Development and Toll Manufacturing Agreement (the "EU Manufacturing Agreement") with Baxter for drug supply in the European Union. Under the EU Manufacturing Agreement, we committed to purchase approximately $3.65 million worth of Dyloject product manufactured to our specifications. The EU Manufacturing Agreement commenced on July 30, 2008 and runs until the third anniversary of the receipt of a first regulatory approval necessary for the manufacture, in Baxter's facility, of Dyloject for selected European countries. Such approval was received in the first quarter of 2009. Thereafter, the EU Manufacturing Agreement is renewable in one-year increments. As is customary in such agreements, either party may terminate upon written notice upon the occurrence of certain events, including breach, insolvency or the lack of Medicines and Healthcare Products Regulatory Agency or European Medicines Agency approval for Dyloject by a specified date, subject to certain cure provisions and restrictions. In February 2009, in conjunction with the Therabel transaction detailed below, we assigned this agreement to Therabel, thereby relieving us of any purchase commitments under the EU Manufacturing Agreement so long as the Therabel collaboration is in force during the three year period of the EU Manufacturing Agreement.

(z) ***Therabel Pharma N.V.*** On January 15, 2009, we entered into a License and Commercialization Agreement with Therabel Pharma N.V. ("Therabel"), under which Therabel was granted an exclusive license under certain of our technology to commercialize Dyloject and will assume all Dyloject commercialization, regulatory, and manufacturing responsibilities and expenses in the U.K. along with those for future market approvals in the European Union and certain other countries outside of the U.S. In February 2009, we received an upfront payment of $7.0 million from Therabel and will receive, in 2009, up to approximately an additional $5.0 million in payments for the sale of our existing inventory of Dyloject to Therabel. Additionally, the agreement also provides for up to $59.5 million in potential future sales and regulatory milestones. The agreement shall continue in full force and effect on a country-by-country basis as long as any product licensed under the agreement is being developed or commercialized for use in any disease, disorder, or condition in humans. Either party may terminate upon written notice upon the occurrence of certain events, including material breach or bankruptcy, subject to certain cure provisions and restrictions. In addition, Therabel may terminate the agreement following a specified period of prior written notice to us.

11. Net Loss per Share

Our basic net loss per share amounts have been computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For all periods presented, we reported a net loss and, therefore, common stock equivalents were not included since such inclusion would have been anti-dilutive. In addition, for all periods presented, 227,044 shares of common stock were held in escrow. These shares have been excluded from the calculation of basic and diluted per share amounts. The calculation of net loss per share, basic and diluted, for the periods ending December 31 is as follows:

	2008	2007	2006
Numerator:			
Net loss, basic and diluted	$ (43,463,076)	$ (31,031,374)	$ (17,798,236)
Denominator:			
Weighted average common shares	56,184,146	45,462,653	40,179,543
Net loss per share, basic and diluted	$ (0.77)	$ (0.68)	$ (0.44)

Potentially dilutive common stock which has been excluded from diluted per share amounts because their effect would have been anti-dilutive includes the following:

	For the Years Ended December 31,					
	2008		2007		2006	
	Weighted Average Number	Weighted Average Exercise Price	Weighted Average Number	Weighted Average Exercise Price	Weighted Average Number	Weighted Average Exercise Price
Options	8,238,218	$ 3.40	7,586,030	$ 3.41	6,120,904	$ 2.99
Warrants	2,380,649	2.63	2,526,363	2.63	2,830,051	2.62
Total	10,618,867		10,112,393		8,950,955	

12. Share-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004) — "Share-Based Payment," or SFAS 123(R). This Statement requires compensation cost relating to share-based payment transactions to be recognized in the financial statements using a fair-value measurement method. Under the fair value method, the estimated fair value of an award is charged against income on a straight-line basis over the requisite service period, which is generally the vesting period. We selected the modified prospective adoption method as prescribed in SFAS 123(R) and therefore, we have not restated our financial statements for prior periods. Under the modified prospective application, SFAS 123(R) was applied to new awards granted in 2006, as well as to the unvested portion of previously granted stock option awards for which the requisite service had not been rendered as of January 1, 2006.

Prior to January 1, 2006, our stock option plan was accounted for under the recognition and measurement provisions of APB Opinion No. 25 — "Accounting for Stock Issued to Employees," and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Generally, no compensation expense was recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of our stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock. We had recognized compensation expense in situations where the terms of an option grant were not fixed or where the fair value of our common stock on the grant date was greater than the amount an employee must pay to acquire the stock.

We recorded share-based compensation for 2008, 2007 and 2006 as follows:

	2008	2007	2006
Research and development	$ 946,597	$ 1,147,138	$ 924,218
Selling, general and administrative	2,388,081	2,312,912	1,898,721
Total impact on results of operations	$ 3,334,678	$ 3,460,050	$ 2,822,939
Per share impact on results of operations	$ 0.06	$ 0.08	$ 0.07

Included in 2008 share based compensation are expenses of $24,878 related to our employee stock purchase plan, which we implemented in May 2008. We have not capitalized any compensation cost for any of the years presented. In 2006 we recorded stock-based compensation charges of $479,442, related to the modification of stock option grants to two former employees and two former Board members. There were no modification expenses in 2008 and 2007. At January 1, 2006, there was no cumulative pre-tax adjustment resulting from the compensation cost recorded prior to the adoption of SFAS123(R) under APB 25.

The fair value of the stock option grants were estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions:

	2008	2007	2006
Expected volatility	77%	80%	80%
Expected life	5.0 years	5.0 years	5.0 years
Dividend yield	0%	0%	0%
Risk free interest rate	2.5% - 3.1%	3.3% - 5.1%	4.5% - 5.2%
Weighted average per share grant date fair value	$1.91	$3.51	$2.50

Expected volatility is based upon historical volatility for our common stock and other factors. The expected term of stock options granted is derived from using the assumed exercise rates based on historical exercise patterns, and represents the period of time that options granted are expected to be outstanding. The risk free interest rate used is based upon the published U.S. Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield is based upon the fact that we have not historically granted dividends, and do not expect to in the future. Stock options granted prior to January 1, 2006 were valued based on the grant date fair value of those awards, using the Black-Scholes option pricing model, as previously calculated for pro-forma disclosures under SFAS 123 — "Accounting for Stock-based Compensation."

Stock Incentive Plans

Omnibus Plans

In February 2001, the Board of Directors and stockholders of IDDS approved the adoption of the 2000 Omnibus Stock Incentive Plan (the "IDDS Plan"). The IDDS Plan, as amended, provided for the issuance of 4,200,000 shares of IDDS common stock to be awarded to employees, consultants, directors and other individuals who render services to IDDS (collectively, "Awardees"). Awards include options, restricted shares, bonus shares, stock appreciation rights and performance shares (the "Awards"). The IDDS Plan contains certain anti-dilution provisions in the event of a stock split, stock dividend or other capital adjustment, as defined. The IDDS Plan includes an automatic option grant program for non-employee directors, under which option grants will automatically be made at periodic intervals to non-employee board members to purchase shares of common stock as defined. The IDDS Plan provides for a Committee of the Board of Directors (the "Committee") to grant Awards to Awardees and to determine the exercise price, vesting term, expiration date and all other terms and conditions of the Awards, including acceleration of the vesting of an Award at any time. All options granted under the IDDS Plan are intended to be non-qualified ("NQO") unless specified by the Committee to be incentive stock options ("ISO"), as defined by the Internal Revenue Code. NQO's may be granted to employees, consultants or other individuals at an exercise price, equal to, below or above the fair value of the common stock on the date of grant. ISO's may only be granted to employees and may not be granted at exercise prices below fair value of the common stock on the date of grant (110% of fair value for employees who own 10% or more of the Company). The period during which an option may be exercised may not exceed ten years from the date of grant (five years for grants of ISO's to employees who own 10% or more of the Company). Under the IDDS Plan, for a period of one year following the termination of an Awardee's employment or active involvement with us, we have the right, should certain contingent events occur, to repurchase any or all shares of common stock acquired upon exercise of an Award held by the Awardee at a purchase price defined by the IDDS Plan. The IDDS Plan will terminate at the earliest of (i) its termination by the Committee, (ii) February 4, 2011 or (iii) the date on which all of the shares of common stock available for issuance under the Plan have been issued and all restrictions on such shares have lapsed. Awards granted before termination of the IDDS Plan will continue under the IDDS Plan until exercised, cancelled or expired.

Immediately prior to and as a condition of the Reverse Merger, we adopted the Intrac 2004 Omnibus Stock Incentive Plan (the "2004 Plan") covering the grant of stock options, restricted stock and other employee awards, subject to stockholder ratification. The terms of the 2004 Plan are substantially the same as the terms of the IDDS Plan. The 2004 Plan authorizes awards of up to 5,000,000 shares of common stock. Upon the closing of the Reverse Merger, the outstanding options under the IDDS Plan were exchanged for options under the 2004 Plan with the number of option shares and the exercise prices adjusted to reflect the merger exchange ratio (see Note 1). Our shareholders adopted the 2004 Plan at the Annual Meeting of Shareholders on September 7, 2005.

Upon closing of the Migratory Merger, the Javelin 2005 Omnibus Plan (the "2005 Plan") became effective and the outstanding options under the 2004 Plan were exchanged for similar options under the 2005 Plan. The terms of the 2005 Plan are substantially the same as the 2004 Plan. On July 20, 2006, our shareholders approved an amendment to the 2005 Plan to increase the number of shares of common stock underlying the awards thereunder to 7,500,000 shares. On June 26, 2007, shareholders voted to increase the number of shares available under the 2005 Plan from 7,500,000 shares of common stock to 9,000,000 shares of common stock. On June 24, 2008, shareholders voted to increase the number of shares available under the 2005 Plan from 9,000,000 to 10,000,000 shares of common stock.

As of December 31, 2008, under the 2005 Plan, options for the purchase of an aggregate of 7,110,950 shares of common stock are outstanding. The number of options remaining to be granted totals 2,142,389. In 2008, we granted a total of 2,164,632 stock options with exercise prices ranging from $1.58 to $4.11 per share, with a weighted average exercise price of $3.00, which primarily vest over three years. This includes an annual award to employees of approximately 762,000 in January 2008 at a grant price of $3.53, an award of 850,000 stock options to our new Chief Executive Officer in March 2008 at a grant price of $2.86, and 100,000 performance based awards granted in May 2008 to a member of senior management. The deemed per share weighted average fair value of our stock options granted in 2008 was $1.91, based upon the quoted market closing price on the date of the grant using the Black-Scholes method. During 2008, 692,957 options were either forfeited due to terminations of employment or expired unexercised. There were 206,522 and 540,139 stock options exercised under the 2005 plan during 2008 and 2007, respectively, for which we received proceeds of $507,361 and $1,100,380, respectively. No options were exercised in 2006 and no cash was used to settle equity instruments granted under our equity incentive plans.

The following table summarizes stock option information for options granted under the 2005 Plan as of December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.50 - $1.90	689,136	6.1 years	$ 1.55	508,286	$ 1.54
$1.96 - $1.97	1,244,449	5.4 years	$ 1.96	1,244,449	$ 1.96
$2.49 - $2.86	1,386,000	8.1 years	$ 2.80	435,000	$ 2.73
$2.88 - $3.45	814,992	8.0 years	$ 3.19	463,333	$ 3.28
$3.50 - $3.87	1,138,530	8.2 years	$ 3.61	340,921	$ 3.69
$4.05 - $4.98	1,227,850	7.4 years	$ 4.53	697,665	$ 4.40
$5.08 - $6.65	609,993	6.5 years	$ 5.63	354,662	$ 5.56
$1.50 - $6.65	7,110,950	7.2 years	$ 3.25	4,044,316	$ 3.02

The weighted average remaining contractual terms of our options outstanding and exercisable are 7.2 years and 6.0 years, respectively. Transactions involving options granted under the 2005 Plan during the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Number of shares	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
Balance outstanding, December 31, 2005	3,711,555	$ 2.49	2,009,974	$ 2.56
Granted	1,935,182	$ 3.72	—	—
Exercised	—	—	—	—
Forfeited or expired	(272,260)	$ 3.77	—	—
Balance outstanding, December 31, 2006	5,374,477	$ 2.88	2,915,632	$ 2.54
Granted	1,421,352	$ 5.23	—	—
Exercised	(540,139)	$ 2.23	—	—
Forfeited or expired	(409,893)	$ 4.80	—	—
Balance outstanding, December 31, 2007	5,845,797	$ 3.38	3,447,820	$ 2.65
Granted	2,164,632	$ 3.00	—	—
Exercised	(206,522)	$ 2.46	—	—
Forfeited or expired	(692,957)	$ 3.84	—	—
Balance outstanding, December 31, 2008	7,110,950	$ 3.25	4,044,316	$ 3.02

The deemed per share weighted average fair value of our stock options at the time of the stock option grant for the years ended December 31, 2008, 2007 and 2006 was $1.91, $3.51, and $2.50, respectively, based upon the quoted market closing price on the date of the grant using the Black-Scholes method. Intrinsic value for stock options is calculated based on the difference between the exercise price of the underlying awards and the quoted price of our common stock as of the reporting date. At December 31, 2008, all of our outstanding options were greater than the quoted price of our stock as of December 31, 2008; therefore, there was no intrinsic value for options outstanding and exercisable at December 31, 2008. As of December 31, 2008, the total compensation cost related to unvested option awards not yet recognized amounted to approximately $4.0 million, which will be recognized over a weighted average number of 1.5 years.

Included in the balance outstanding at December 31, 2005 were the following options granted to members of the Board: (i) 362,194 options on February 25, 2002, with an exercise price of $5.36, approximately two-thirds of which were vested immediately with the remainder vesting through February 2003 and (ii) 50,921 options with an exercise price of $5.40 on April 1, 2002, one-quarter vesting immediately and the remainder vesting over three years. On the dates of grant, the fair value of our common stock was deemed to be $8.84 per share. Thus, in accordance with APB No. 25, we recorded unearned compensation of $1,431,498, which was equal to the total intrinsic value of those options on the respective dates of grant. We amortized unearned compensation as compensation expense, respectively, over the respective vesting periods of the options. For the years ended December 31, 2004 and 2005, we recognized $43,125 and $10,782 of compensation expense respectively for those options.

Included in the options above, during the years ended December 31, 2000, 2002 and 2003 we granted 305,676 fully vested non-plan options, 50,921 fully vested options and 76,381 options vesting over one year under the IDDS Plan to non-employees ("Non-employee Options") with average exercise prices of $3.87, $5.36 and $1.50, respectively, which are accounted for in accordance with EITF 96-18. The estimated fair values of the Non-employee Options on the grant dates in 2000 and 2002, totaling $707,550 and $62,564, respectively, were recognized as compensation expense in the years ended December 31, 2000 and 2002, respectively. During the year ended December 31, 2003, we recognized an expense of $57,672 in connection with Non-employee Options.

During 2004, two consultants received a total of 6,620 options to purchase shares of common stock at an exercise price of $1.97 per share. The options fully vested upon the first anniversary of the grant and expire in June 2014. As of December 31, 2004, we recognized $14,498 of compensation expense for these options based upon their fair value as estimated by our management, at the grant date using the Black Scholes option pricing model. In addition, $118,003 of compensation expense was recognized in connection with the Non-employee Options that had been granted in 2003.

During 2004, we granted a total of 1,094,793 stock options with an exercise price of $1.96 per share to four employees and a Board member. The options had an exercise price of $1.96 per share, and vest over three years. The deemed per share fair value of the common stock at the time of the stock option grant was $2.95, based upon the sale of common stock to investors in December 2004 (see Note 8). Accordingly, unearned compensation of $1,094,793, representing the intrinsic value of the options granted during 2004, was recorded. Such amount was amortized to compensation expense ratably over the respective vesting periods of the options. The total amortized compensation expense associated with the options granted in 2004 totaled $155,227 for the year ended December 31, 2004 and $334,890 for the year ended December 31, 2005.

During 2005, we issued a total of 40,000 options to purchase shares of common stock at an exercise price of $2.85 per share for services rendered. The options were fully vested upon the grant date and expire in September 2015. As of December 31, 2005, we recognized $95,200 of compensation expense for these options based upon their fair value as estimated by our management at the grant date using the Black Scholes option pricing model.

Non-Plan options

In addition to the 2005 Plan options, as of December 31, 2008, we had outstanding 1,106,444 options which were granted to our Founders outside of the Javelin 2005 Plan, prior to the adoption of the IDDS Plan.

The following table summarizes non-plan stock option information as of December 31, 2008:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Prices**	**Number Exercisable**	**Weighted Average Exercise Price**
$3.87	1,106,444	1.9 years	$ 3.87	1,106,444	$ 3.87

Transactions involving non-plan stock options during the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Number of Shares	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
Balance outstanding, December 31, 2006	1,184,058	$ 3.87	1,184,058	$ 3.87
2007: Exercised	(77,614)	$ 3.87		$ 3.87
Balance outstanding, December 31, 2007 and 2008	1,106,444	$ 3.87	1,106,444	$ 3.87

In 2007, there were 77,614 non-plan stock options exercised for which we received proceeds of $300,366.

Prior to 2006, the fair value of options and warrants granted to non-employees for financing, goods or services are included in the financial statements and expensed over the life of the debt, as the goods are utilized or the services performed, respectively. Securities issued in connection with services or financings were valued based upon the estimate of fair value of the securities issued as determined using the Black Scholes option pricing model with the assumptions noted above. Such fair value was determined at each balance sheet date through the vesting period, in accordance with Emerging Issues Task Force No. 96-18 Accounting for Equity Instruments that are issued to other than employees for acquiring, or in conjunction with selling goods or services ("EITF 96-18").

Employee Stock Purchase Plan

On June 26, 2007, shareholders approved our 2007 Employee Stock Purchase Plan (the "ESPP"), which permits employees to purchase shares at a discount through payroll deductions, subject to certain eligibility requirements. The number of shares of common stock that may be sold pursuant to the ESPP shall not exceed, in the aggregate, 100,000 shares. The ESPP has a series of offering periods of six (6) months' duration. The first offering period commenced on June 1, 2008 and continued until November 30, 2008. The second offering period began on December 1, 2008 and will continue through May 31, 2009. The ESPP is classified under SFAS 123(R) as a "compensatory" plan because participants have the right to purchase common stock at less than 95% of the fair market value on the grant date and because the ESPP allows for a "look-back" to allow participants to purchase stock-based upon the fair market value on the grant date as opposed to the purchase date. Under SFAS 123(R), we recorded compensation charge of $24,878 in 2008, which was calculated based on the fair values of the rights to purchase common stock under the ESPP at the start of each offering period, including the employee discount. There are 71,115 shares available for issuance under the plan as of December 31, 2008.

13. Warrants and Units

The following table summarizes warrant and unit activity for the period from February 23, 1998 (inception) to December 31, 2008:

	Placement Warrants	Debenture Warrants	Bridge Warrants	Investor Warrants	Consultants Warrants	Finders' Units (1)
Issuance of Bridge Warrants (see Note 9)			236,127			
Issuance of Consultants Warrants (see Note 9)					204,336	
Balance outstanding, December 31, 1999	—	—	236,127	—	204,336	—
Issuance of Preferred A Warrants (see Note 8)				415,403		
Exercise of Consultants Warrants					(204,336)	
Issuance of Finders Units (see Note 8)						15.83
Issuance of Consultants Warrants (see Note 8)					15,523	
Balance outstanding, December 31, 2000	—	—	236,127	415,403	15,523	15.83
Exercise of Bridge Warrant			(15,893)			
Exercise of Consultants Warrants					(15,523)	
Balance outstanding, December 31, 2001 and 2002	—	—	220,234	415,403	—	15.83
Exercise of Bridge Warrants (see Note 9)	—	—	(2,270)			
Balance outstanding, December 31, 2003	—	—	217,964	415,403	—	15.83
Issuance of Debenture Warrants (see Note 9)		226,314				
Issuance of Placement Warrants (see Note 8)	920,987					
Balance outstanding, December 31, 2004	920,987	226,314	217,964	415,403	—	15.83
Exercise of Bridge and Investor Warrants			(217,964)	(26,518)		
Expiry of Preferred A Warrant (see Note 8)				(388,885)		
Issuance of Consultants Warrants (see Note 8)					80,184	
Issuance of 2005 Investor Warrants (see Note 8)				711,111		
Issuance of 2005 Placement Warrants (see Note 8)	853,333					
Balance outstanding, December 31, 2005	1,774,320	226,314	—	711,111	80,184	15.83
Exercise of 2005 Investor Warrants				(4,444)		
Balance outstanding, December 31, 2006	1,774,320	226,314	—	706,667	80,184	15.83
Exercise of 2005 Debenture Warrants (see Note 9)		(113,157)				
Exercise of 2005 Investor Warrants (see Note 8)				(235,555)		
Exercise of 2005 Consultants Warrants (see Note 8)					(58,124)	
Exercise of Finders' Units (see Note 8)						(15.73)
Expiry of Finders' Units (see Note 8)						(0.10)
Balance outstanding, December 31, 2007 and 2008	1,774,320	113,157	—	471,112	22,060	—

(1) Each Finders' Unit entitles the holder to purchase 28,459 shares of common stock. Total issuance entitles holders to purchase 450,506 shares common stock.

During 2007, warrants to purchase up to 406,836 shares of our common stock were exercised, partially on a cashless basis, as a result of which we received proceeds of approximately $632,000 and issued 337,406 shares of common stock.

Additionally, 15.73 options to purchase Finders' Units comprised of shares of our common stock and common stock purchase warrants were exercised (including exercise of the warrants) in 2007 on a cashless basis for which we received no proceeds and issued 99,151 shares of common stock. At December 31, 2007, there are no Finders' Units outstanding. The Finders' Units expired on September 26, 2007 and 0.10 Finders' Unit expired unexercised.

See Note 12 for the description of the method and assumptions used to determine the fair value of the warrants issued.

14. Related Party Transactions

From our inception through the year ended December 31, 2002, we received financial assistance from a principal stockholder in the form of office space and management and legal assistance provided at no cost. In accordance with Staff Accounting Bulletin No. 79, the value of such assistance has been reflected in the accompanying financial statements as an expense in the period benefited with a corresponding deemed capital contribution. The value of the financial assistance totaled $1,075,182 for the cumulative period from February 23, 1998 (inception) to December 31, 2002.

15. Income Taxes

The net provision for federal, state or foreign income taxes for the years ended December 31, 2008 and 2007 are as follows:

	December 31, 2008	December 31, 2007
Current		
Federal	$ (15,860)	$ —
State	—	—
Foreign	32,311	—
Total Current	$ 16,451	$ —
Deferred		
Federal	$ —	$ —
State	—	—
Foreign	—	—
Total Deferred	$ —	$ —

The tax effect of temporary differences and net operating losses as of December 31, 2008 and 2007 are as follows:

	December 31, 2008	December 31, 2007
Deferred tax assets and valuation allowance		
Net operating loss carry forwards — Domestic	$ 42,475,000	$ 29,789,000
Net operating loss carry forwards — Foreign	—	708,000
Other deferred tax assets	5,476,000	4,900,000
Research and development tax credit carry forwards	3,938,000	3,064,000
Valuation allowance	(51,889,000)	(38,461,000)
	—	—

As of December 31, 2008, we had approximately $111.3 million of domestic net operating loss carry forwards which expire on various dates through 2028. These loss carry forwards are available to reduce future federal and state taxable income, if any. These loss carry forwards are subject to review and possible adjustment by the appropriate taxing state authorities.

We have additional net operating loss carry forwards of approximately $1.3 million resulting from excess tax deductions from stock options exercised since 2006. Pursuant to SFAS No. 123R, the deferred tax asset relating to excess tax benefit from these exercises was not recognized for financial statement purposes.

Our effective tax rates for 2008, 2007 and 2006 are calculated as follows:

	2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent
Pre tax income (loss)	$ (43,465,722)		$ (30,981,496)		$ (17,798,236)	
Federal tax provision (benefit) at statutory rate	(14,778,345)	34%	(10,533,709)	34%	(6,051,400)	34%
State income tax benefit net of federal tax benefit	(2,186,911)	5%	(2,168,829)	7%	(1,834,003)	10%
Permanent differences	555,924	-1%	999,299	-3%	382,663	-2%
R & D credit	(1,312,466)	3%	(1,353,485)	4%	(1,108,705)	6%
Change in valuation allowance	13,427,685	31%	10,222,000	-33%	9,688,000	-54%
Change in rate	2,680,413	-6%	1,468,932	-5%	—	0%
Other	1,630,151	-4%	1,365,792	-4%	(1,076,555)	6%
Total income tax provision / (benefit)	$ 16,451	0%	$ —	0%	$ —	0%

We adopted Financial Interpretation Number 48, "Accounting for Uncertain Tax Positions" ("FIN 48") on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109," Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. We did not establish any additional reserves for uncertain tax liabilities upon adoption of FIN 48. A summary of our adjustments to our uncertain tax positions are as follows:

	2008	2007
Balance at beginning of year	$ —	$ —
Increase/Decrease for tax positions related to the current year	—	—
Increase/Decrease for tax positions related to prior years	—	—
Decreases for settlements with applicable taxing authorities	—	—
Decreases for lapses of statute of limitations	—	—
Balance at end of year	$ —	$ —

We have not recognized any interest and penalties in the statement of operations because of our net operating losses and tax credits that are available to be carried forward.

We will account for interest and penalties related to uncertain tax positions as part of our provision for federal and state income taxes.

We do not expect that the amounts of unrecognized benefits will change significantly within the next 12 months.

We are currently open to audit under the statute of limitations by the Internal Revenue Service, state, and foreign jurisdictions for various years from our inception through 2008.

16. Other Income and Expense

For the years ended December 31, 2008, 2007 and 2006, other income, net amounted to approximately \$0.6 million, \$1.9 million and \$1.9 million, respectively, and was broken out as follows:

	For the year ended December 31,		
	2008	2007	2006
Interest income	$ 921,238	$ 1,896,601	$ 1,282,604
Interest expense	—	(699)	(47)
Impairment of auction rate securities	(213,090)	—	—
Realized gain on sale of marketable securities	34,773	—	—
Realized loss on foreign exchange transactions, net	(97,924)	—	—
Litigation settlement	—	—	600,000
Other	—	—	758
Total other income, net	$ 644,997	$ 1,895,902	$ 1,883,315

17. Javelin Pharmaceuticals, Inc. 401(k) Plan

Effective January 1, 2007, we provided a 401(k) Plan available to all of our U.S. employees. Participants may make voluntary contributions. We currently do not make matching contributions, but may consider doing so at some point in the future, according to the 401(k) Plan's matching formula.

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth unaudited quarterly operating results for fiscal years 2008 and 2007 in dollars. The information in these tables has been prepared on a basis consistent with the audited consolidated financial statements included elsewhere in this report and, in the opinion of management, all adjustments that management considers necessary for the fair presentation thereof. These unaudited results should be read in conjunction with the consolidated financial statements and notes appearing elsewhere in this report. The sum of the quarterly loss per share may not total annual amounts reported in the consolidated financial statements as a result of any quarterly changes in the amount of weighted average common shares used in the calculation of basic and diluted loss per share.

2008 Quarterly results of operations

	Unaudited Quarter ended			
(In thousands, except per share data)	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Revenue				
Product revenue	$ 66	$ 180	$ 366	$ 490
Total revenue	66	180	366	490
Costs and expenses				
Cost of product revenue	50	129	272	398
Research and development	5,665	4,490	6,888	9,787
Selling, general and administrative	4,476	4,760	4,164	3,819
Depreciation and amortization	41	80	86	87
Operating loss	(10,167)	(9,280)	(11,044)	(13,601)
Other income (expense)	394	220	197	(166)
Loss before income tax provision	(9,773)	(9,060)	(10,847)	(13,767)
Income tax provision	—	—	23	(7)
Net loss attributable to common stockholders	$ (9,773)	$ (9,060)	$ (10,870)	$ (13,760)
Net loss per share attributable to common stockholders:				
Basic and diluted	$ (0.20)	$ (0.16)	$ (0.18)	$ (0.23)
Weighted average shares	48,791	55,057	60,393	60,403

2007 Quarterly results of operations

(In thousands, except per share data)	Unaudited Quarter ended March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Operating expenses				
Research and development	$ 3,332	$ 4,639	$ 5,384	$ 5,664
Selling, general and administrative	2,774	3,023	3,487	4,527
Depreciation and amortization	20	24	25	29
Operating loss	(6,126)	(7,686)	(8,896)	(10,220)
Other income	223	452	675	547
Net loss attributable to common stockholders	$ (5,903)	$ (7,234)	$ (8,221)	$ (9,674)
Net loss per share attributable to Common stockholders				
Basic and diluted	$ (0.15)	$ (0.16)	$ (0.17)	$ (0.20)
Weighted average shares	40,244	44,400	48,424	48,661

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures. As of December 31, 2008, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of December 31, 2008.

Attestation Report of the Registered Public Accounting Firm . McGladrey & Pullen, LLP, an independent registered public accounting firm, has audited the consolidated financial statements for the year ended December 31, 2008 included in the Annual Report on Form 10-K and, as part of their audit, has issued their attestation report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during our fourth fiscal quarter of 2008.

ITEM 9B. OTHER INFORMATION.

We filed Forms 8-K for the fourth quarter of fiscal 2008 disclosing therein all information required to be disclosed in a Form 8-K during that fiscal quarter.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 23, 2009.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 23, 2009.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 23, 2009.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 23, 2009.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 23, 2009.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(1)(2) Financial Statements and Financial Statement Schedule.

The financial statements and schedule listed in the Index to Financial Statements are filed as part of the Annual Report on Form 10-K.

(a)(3) Exhibits.

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 12th day of March 2009.

JAVELIN PHARMACEUTICALS, INC.

By: /s/ Martin J. Driscoll
Name: Martin J. Driscoll
Title: Chief Executive Officer

POWER OF ATTORNEY

Each director and/or officer of the registrant whose signature appears below hereby appoints Martin J. Driscoll and/or Stephen J. Tulipano as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, to the Annual Report of Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Martin J. Driscoll Martin J. Driscoll	Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2009
/s/ Stephen J. Tulipano Stephen J. Tulipano	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 12, 2009
/s/ Daniel B. Carr Daniel B. Carr	President, Chief Medical Officer, Vice Chairman of the Board and a Director	March 12, 2009
/s/ Douglas G. Watson Douglas G. Watson	Chairman of the Board and a Director	March 12, 2009
/s/ Fred H. Mermelstein Fred H. Mermelstein	Director	March 12, 2009
/s/ Jackie M. Clegg Jackie M. Clegg	Director	March 12, 2009
/s/ Neil W. Flanzraich Neil W. Flanzraich	Director	March 12, 2009
/s/ Georg Nebgen Georg Nebgen	Director	March 12, 2009
/s/ Peter D. Kiernan, III Peter D. Kiernan, III	Director	March 12, 2009

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated December 6, 2004 among Intrac, Inc. ("Intrac"), Intrac Merger Sub Inc. ("Intrac Sub"), and Innovative Drug Delivery Systems, Inc. ("IDDS") (filed as Exhibit 2.1 to our Current Report on Form 8-K filed December 10, 2004 (the "December 2004 Form 8-K"), and incorporated herein by reference).
2.2	Agreement and Plan of Merger, dated as of July 27, 2005, between Intrac and the Company (filed as Appendix B to the Intrac Proxy Statement, dated August 1, 2005, and incorporated herein by reference).
3.1	Certificate of Incorporation (filed as Exhibit 3.1 to our Current Report on Form 8-K filed September 9, 2005 (the "September 2005 Form 8-K"), and incorporated herein by reference).
3.2	Certificate of Amendment to Certificate of Incorporation (filed as Exhibit 3.1 to our Current Report on Form 8-K filed July 25, 2006, and incorporated herein by reference).
3.3	Amended and Restated Bylaws (filed as Exhibit 3.1 to our Current Report on Form 8-K filed August 1, 2007, and incorporated herein by reference).
3.4	First Amendment to the Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to our Current Report on Form 8-K filed December 18, 2007, and incorporated herein by reference).
3.5	Certificate of Merger between the Company and Intrac Inc. (filed as Exhibit 3.3 to the September 2005 Form 8-K, and incorporated herein by reference).
4.1	2005 Omnibus Stock Incentive Plan (filed as Exhibit 4.1 to the 2005 Form 8-K, and incorporated herein by reference).
4.2	Form of Common Stock Purchase Warrant, dated November 5, 2004, issued by IDDS (filed as Exhibit 4.3 to our Registration Statement on Form SB-2 (No. 333-122177) filed with the SEC on January 20, 2005 (the "2005 Form SB-2"), and incorporated herein by reference).
4.3	Placement Agent Warrant Agreement, dated December 6, 2004, issued by IDDS (filed as Exhibit 4.4 to the 2005 Form SB-2, and incorporated herein by reference).
4.4	Form of Common Stock Purchase Warrant (filed as Exhibit 4.1 to our Current Report on Form 8-K filed November 10, 2005 (the "November 2005 Form 8-K"), and incorporated herein by reference).
4.5	Form of Placement Agent Warrants (filed as Exhibit 4.2 to the November 2005 Form 8-K, and incorporated herein by reference).
4.6	Common Stock Purchase Warrant, dated September 7, 2005, issued to Aurora Capital LLC (filed as Exhibit 4.6 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Form 10-K"), and incorporated herein by reference).
4.7	Common Stock Purchase Warrant, dated September 7, 2005, issued to Two River Group Holding, LLC (filed as Exhibit 4.8 to the 2005 Form 10-K, and incorporated herein by reference).
4.8	2007 Employee Stock Purchase Plan (filed as Appendix A to the Proxy Statement on Schedule 14A filed on May 31, 2007, and incorporated herein by reference).
10.1.1	Form of Subscription Agreement for the December 2004 IDDS Placement (filed as Exhibit 10.2 to the December 10 Form 8-K, and incorporated herein by reference).
10.1.2	Form of Registration Rights Agreement dated as of December 6, 2004 between IDDS and each purchaser in the December 2004 IDDS Placement (filed as Exhibit 10.3 to the December 2004 Form 8-K, and incorporated herein by reference).
10.2	License Agreement effective as of December 14, 2001 among Farmarc N.A.N.V., Farmarc Netherlands B.V., Shimoda Biotech (Proprietary) Ltd. and IDDS (filed as Exhibit 10.11 to the Registration Statement on Form S-1 (No. 333-76190) filed by IDDS with the SEC (the "IDDS Form S-1"), and incorporated herein by reference).

Exhibit No.	Description
10.3.1	License Agreement dated as of August 25, 2000 among West Pharmaceutical Services, Inc., West Pharmaceutical Services Drug Delivery & Clinical Research Centre Ltd. and IDDS (filed as Exhibit 10.4 to the IDDS Form S-1, and incorporated herein by reference).
10.3.2	Amendment, dated February 8, 2005, to West Pharmaceutical Services Agreement (filed as Exhibit 10.3.2 to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).
10.4	License Agreement effective as of February 25, 1998 between Dr. Stuart Weg and IDDS (as successor in interest to Pain Management, Inc.) (filed as Exhibit 10.2 to the IDDS Form S-1, and incorporated herein by reference).
10.5.1	Employment Agreement, dated as of July 7, 2007, between the Company and Daniel B. Carr, M.D. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, and incorporated herein by reference).
10.5.2	Amendment to Employment Agreement between the Company and Daniel B. Carr, M.D. (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on June 5, 2008, and incorporated herein by reference).
10.6.1	Securities Purchase Agreement dated as of November 4, 2004 among the Purchasers named therein and IDDS (filed as Exhibit 10.6.1 to the 2005 Form SB-2, and incorporated herein by reference).
10.6.2	Form of 10% Senior Secured Debenture, dated November 4, 2004, in the aggregate principal amount of $1,000,000 issued by IDDS (filed as Exhibit 10.6.2 to the 2005 Form SB-2, and incorporated herein by reference).
10.7.1	Securities Purchase Agreement, dated as of November 3, 2005 among the investors named therein and the Company (filed as Exhibit 10.1 to the November 2005 Form 8-K, and incorporated herein by reference).
10.7.2	Registration Rights Agreement, dated as of November 7, 2005, among the Holders named therein and the Company (filed as Exhibit 10.2 to the November 2005 Form 8-K, and incorporated herein by reference).
10.8	Employment Agreement, dated as of April 8, 2006, between the Company and Stephen J. Tulipano (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on April 26, 2006, and incorporated herein by reference).
10.9	Term Sheet for Employment of David B. Bernstein, dated as of March 2, 2006 (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on April 26, 2006, and incorporated herein by reference).
10.10*	Development and Toll Manufacturing Agreement, dated as of April 25, 2007, between the Company and Baxter Healthcare Corporation (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, and incorporated herein by reference).
10.11	Employment Agreement, effective as of March 3, 2008, between the Company and Martin J. Driscoll (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on June 5, 2008, and incorporated herein by reference).
10.12*	Development and Toll Manufacturing Agreement, dated as of July 30, 2008, between the Company and Baxter Healthcare Corporation (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, and incorporated herein by reference).
16.1	Letter from Paritz & Company, P.A., dated December 13, 2004 (filed as Exhibit 16.1 to our Current Report on Form 8-K filed for an event of December 13, 2004, and incorporated herein by reference).
21+	List of Subsidiaries.
23.1+	Consent of McGladrey & Pullen, LLP, independent registered public accounting firm.
23.2+	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
24+	Power of Attorney (on signature page).
31.1+	Certification of our Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
31.2+	Certification of our Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
32.1+	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and the omitted material has been separately filed with the Securities and Exchange Commission.

\+ Filed herewith

Exhibit 21

List of Registrant's Active Subsidiaries

Name	State of Incorporation	Ownership
Innovative Drug Delivery Systems, Inc.	Delaware	100%
Javelin Pharmaceuticals (U.K.) Limited (1)	United Kingdom	0%
Javelin Pharmaceuticals GmbH	Germany	100%

(1) This entity, which was owned by Innovative Drug Delivery Systems, Inc., has been sold to Therabel Pharma N.V.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on (i) Form S-3 (No. 333-149090, (ii) Form S-3 (No. 333-145832), (iii) Form S-3 (No. 333-140481), (iv) Form S-3 (No. 333-136794), (v) Form S-8 (No. 333-150184), (vi) Form S-8 (No. 333-149715), and (vii) Form S-8 (No. 333-129203) of Javelin Pharmaceuticals, Inc. of our reports dated March 12, 2009 relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in the Annual Report on Form 10-K of Javelin Pharmaceuticals, Inc. for the year ended December 31, 2008.

/s/ McGladrey & Pullen, LLP
Burlington, MA
March 12, 2009

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-140481, No. 333-136794, No. 333-149090 and No. 333-145832) and S-8 (No. 333-129203, No. 333-150184 and No. 333-149715) of Javelin Pharmaceuticals, Inc. of our report dated April 14, 2006 relating to the financial statements, which appears in this Form 10 K.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 12, 2009

Exhibit 31.1

CERTIFICATION

I, Martin J. Driscoll, certify that:

1. I have reviewed the annual report on Form 10-K of Javelin Pharmaceuticals, Inc. (the "Company").

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented.

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the report based on such evaluation; and

d) Disclosed in the report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 12, 2009

/s/ Martin J. Driscoll

Name: Martin J. Driscoll
Title: Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Stephen J. Tulipano, certify that:

1. I have reviewed the annual report on Form 10-K of Javelin Pharmaceuticals, Inc. (the "Company").

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this document, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented.

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f)) for the Company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this document based on such evaluation; and

d) Disclosed in this document any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 12, 2009

/s/ Stephen J. Tulipano

Name: Stephen J. Tulipano

Title: Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Javelin Pharmaceuticals, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin J. Driscoll, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Martin J. Driscoll

Name:	Martin J. Driscoll
Title:	Chief Executive Officer

March 12, 2009

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies each periodic report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Javelin Pharmaceuticals, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Tulipano, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Stephen J. Tulipano
Name: Stephen J. Tulipano
Title: Chief Financial Officer

March 12, 2009

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies each periodic report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Corporate Information

Board of Directors

Douglas G. Watson, Chairman
CEO, Pittencrieff Glen Associates &
Former President & CEO, Novartis Corporation

Daniel B. Carr, MD, Vice Chairman
President & CMO, Javelin Pharmaceuticals, Inc.

Martin J. Driscoll
CEO, Javelin Pharmaceuticals, Inc.

Fred H. Mermelstein, PhD
Executive Director & Founder, Javelin Pharmaceuticals, Inc.

Jackie M. Clegg
Managing Partner, Clegg International Consultants LLC,
Former Vice Chair & First VP,
Export-Import Bank of the United States

Neil W. Flanzraich, Esq.
Former Vice Chairman & President, IVAX Corporation

Peter D. Kiernan, III
CEO, Kiernan Ventures,
Former Partner, Goldman Sachs

Georg Nebgen, PhD
Managing General Partner & Co-founder, NGN Capital,
Former Executive, Schering-Plough Corporation

Officers

Martin J. Driscoll
Chief Executive Officer

Daniel B. Carr, MD
President & Chief Medical Officer

Stephen J. Tulipano, CPA
Chief Financial Officer & Secretary

Corporate & Investor Information

Corporate Counsel

Pryor Cashman LLP
410 Park Avenue
New York, NY 10022

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
7 New England Executive Park, Suite 320
Burlington, MA 01803

Registrar & Transfer Agent

American Stock Transfer and Trust
59 Maiden Lane
New York, NY 10038

Toll-free number for shareholder questions: 800-937-5449
International: 718-921-8200

Common Stock Information

The Common Stock of Javelin Pharmaceuticals, Inc. is traded on NYSE Amex under the symbol: JAV.

Annual Meeting

The Javelin Pharmaceuticals Annual Meeting of Stockholders will be held Tuesday, June 23, 2009 at 9:30 a.m. at 150 CambridgePark Drive, Cambridge, MA 02140.

Financial & Other Company Information

Our annual report on Form 10-K for the fiscal year ended December 31, 2008, is available on our website at www.javelinpharma.com or at www.sec.gov. In addition, other SEC filings, news releases and Company information are available on our corporate website. Shareholders and other interested parties are invited to visit the company's website at www.javelinpharma.com to learn more about the company. The news media should direct questions to the Public Relations Department by phone or by email at pr@javelinpharma.com. The corporate headquarters of Javelin Pharmaceuticals, Inc. is located in Cambridge, MA, USA.

Company Investor Contact

Frederick E. Pierce, II
Vice President, Investor Relations
Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, MA 02140
Phone: 617-349-4500
Fax: 617-349-4505
ir@javelinpharma.com


JAVELIN

125 CambridgePark Drive
Cambridge, MA 02140
(617) 349-4500

www.javelinpharmaceuticals.com